Form 10-K, Exhibit 13
period 1994-09-30
OSHKOSH TRUCK CORP
filed 1994-12-29
CIK 775158

EXHIBIT 13

   Oshkosh Truck Corporation
   1994 Anual Report
   For The Year Ended September

   ["Shareholder Information" section]

   Shareholder Information

   Annual Meeting
   The Annual Meeting of Shareholders of Oshkosh Truck Corporation will be held on Monday, January 23, 1995, at 10:00 a.m. at the Oshkosh Hilton & Convention Center, One North Main Street, Oshkosh, Wisconsin.

   Stock Listing
   Oshkosh Truck Corporation Class B common stock is quoted on the National Market System of the National Association of Securities Dealers Automated Quotations. The trading symbol is OTRKB.

   Form 10-K
   Copies of the company's Form 10-K as filed with the Securities and Exchange Commission are available free of charge by written request to the Chief Financial Officer of the company.

   Transfer Agent and Registrar
   Firstar Trust Company
   P.O. Box 2077
   Milwaukee, Wisconsin 53201

   Independent Auditors
   Ernst & Young, LLP
   111 East Kilbourn Avenue, Suite 900
   Milwaukee, Wisconsin 53202

   Corporate Headquarters
   2307 Oregon Street
   Oshkosh, Wisconsin 54901

   Mailing Address and Telephone
   Oshkosh Truck Corporation
   P.O. Box 2566
   Oshkosh, Wisconsin 54903-2566
   414-235-9151

   ["Financial Highlights" section]

   FINANCIAL HIGHLIGHTS

   Years ended September
   (In thousands, except
    per share amounts)
                                    1994         1993          1992           1991           1990

   Net Shipments                $691,508     $635,012      $640,566       $419,616       $453,122
   Net Income (Loss)              13,054        1,063<F1>     8,771            755         (2,763)
     Per Share                      1.50          .12<F1>      1.01            .09           (.31)
   Dividends Per Share
     Class A                        .435         .435          .435           .435           .435
     Class B                        .500         .500          .500           .500           .500
   Total Assets                  216,860      253,099       260,003        219,587        178,058
   Expenditures For Property,
     Plant, and Equipment          5,709        8,401        10,007          6,628          8,236
   Depreciation                    9,132        8,588         7,794          6,939          6,071
   Working Capital                82,010      100,967       118,026         62,427         86,658
   Long-Term Debt
     (Less Current Maturities)     8,737       47,819        66,800          8,700          8,700
   Shareholders' Equity          121,558      112,004       116,130        111,648        118,002
     Per Share                     13.96        12.89         13.37          12.86          13.10

   Backlog                       512,000      459,000       505,000        639,000        349,000

   <F1>      After a charge of $4,088, or $.47 per share, to reflect the cumulative effect of change in method of accounting for postretirement benefits.

   ["Management's Discussion and Analysis of
   Results of Operations and Financial Condition" section]

   Management's Discussion and Analysis of
   Results of Operations and Financial Condition

   Results of Operations
   Year Ended September 30, 1994
   Compared to Year Ended September 25, 1993

             Net shipments were $691.5 million for fiscal 1994, an increase of $56.5 million, compared to shipments of $635.0 million in fiscal 1993. Net income for fiscal 1994 was $13.1 million ($1.50 per share) compared to income, before cumulative effect of accounting change for the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Post Retirement Benefits Other Than Pensions, of $5.2 million ($.59 per share) for fiscal 1993. Net income for fiscal 1993, including the non-cash SFAS No. 106 accounting change of $4.1 million, was $1.1 million ($.12 per share).

             Net shipments of both commercial and defense products increased compared to the previous year. Shipments to commercial markets increased by $46.3 million to $265.3 million during fiscal 1994. The volume increase resulted from higher shipments of construction, stripped motorized chassis, and trailers compared to the previous year. Shipments of defense products increased by $10.2 million to $426.2 million in fiscal 1994. The fiscal 1994 shipments are comprised almost exclusively of shipments under the Palletized Load System (PLS) and Heavy Equipment Transporter (HET) contracts.

             Production under the PLS and HET contracts more than offset declines due to completion of other defense contracts during fiscal 1993. The PLS and HET programs went to full rate production during fiscal 1993 while production of the Heavy Expanded Mobility Tactical Truck (HEMTT) ended during fiscal 1993. The company also completed a contract for U.S. Air Force snow removal equipment during fiscal 1993.

             Defense export shipments were $3.9 million in fiscal 1994, compared to $49.3 million in fiscal 1993. Commercial export shipments were $16.5 million and $16.6 million, respectively, in fiscal 1994 and 1993. Virtually all of the company's revenues are derived from customer orders prior to commencing production.

             Gross profits during fiscal 1994 were $88.0 million, or 12.7% of shipments, up from $69.6 million, or 11.0% of shipments in fiscal 1993. The improved margin performance is attributable to increased volume and production efficiency.

             Operating expenses increased 10.4% to $63.5 million, or 9.2% of shipments in fiscal 1994, compared to $57.5 million, or 9.1% of shipments during fiscal 1993. Fiscal 1994 includes charges of $3.1 million relating to a reduction of work force in anticipation of lower levels of future business. The remaining increased operating expense is due to increased volume in fiscal 1994 compared to a year earlier.

             Interest expense, net of interest income, decreased to $1.3 million, compared to $4.1 million during fiscal 1993. This decrease is due to decreased working capital requirements throughout fiscal 1994.
   The effective income tax rate for combined federal and state income taxes for fiscal 1994 was 40.5%. This compares to 35.0% in fiscal 1993. The lower rate in fiscal 1993 is due to proportionately higher export shipments and a lower federal statutory rate.

   Results of Operations
   Year Ended September 25, 1993
   Compared to Year Ended September 30, 1992

             Net shipments were $635.0 million for fiscal 1993, compared to shipments of $640.6 million in fiscal 1992. Income, before cumulative effect of accounting change for the adoption of Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," was $5.2 million ($.59 per share). Net income for fiscal 1993 including the non-cash SFAS No. 106 accounting charge of $4.1 million, was $1.1 million ($.12 per share). This compares to net income of $8.8 million ($1.01 per share) for fiscal 1992.

             Net shipments of commercial products increased in fiscal 1993 which offset a decline in defense products. Shipments of commercial products increased $34.1 million, totaling $219.0 million in fiscal 1993. All commercial product lines had increased shipments during the year.

             Shipments of defense products to the U.S. Government and foreign governments decreased to $416.0 million in fiscal 1993 from $455.7 million during fiscal 1992. The company's defense business consists of major contracts with the U.S. Department of Defense and periodic contracts with foreign governments. During fiscal 1993, the company had shipments to the U.S. Department of Defense, net of Foreign Military Sales (FMS), of $366.7 million, compared to $290.1 million the previous year. Production of the Palletized Load System (PLS) and the Heavy Equipment Transporter (HET) more than offset declines resulting from completion of other contracts. The PLS and HET programs went to full rate production during fiscal 1993, while production of the Heavy Expanded Mobility Tactical Truck (HEMTT) ended. During the year, the company also completed a contract for U.S. Air Force snow removal equipment and a contract during fiscal 1992 for aircraft refuelers.

             Defense export shipments, including FMS, were $49.3 million in fiscal 1993, down from $165.6 million the previous year. Fiscal 1992 shipments were substantially made up of a major export order for HET trucks and trailers which the company began delivering late in fiscal 1991.

             Virtually all of the company's revenues are derived from firm customer orders prior to commencing production.

             Gross profits increased 3.2% to $69.6 million in fiscal 1993, inclusive of non-recurring costs of $2.9 million pertaining to settlement with the U.S. Government of long standing cost accounting issues. This compares to $67.5 million the previous year. As a percentage of shipments, gross profits were 11.0% in the current year, compared to 10.5% during fiscal 1992. This is due to the increased level of PLS and HET shipments which had higher margins. Margin contributions of commercial products also improved due to increased volumes and production efficiencies.
   Operating expenses increased 10.5% to $57.5 million in fiscal 1993, compared to $52.0 million the previous year, due largely to costs associated with development of commercial markets.

             Interest expense, net of interest income, increased to $4.1 million from $2.9 million the previous year. This increase is attributable to increased working capital needs throughout much of the current year. The effective income tax rate for combined federal and state income taxes for fiscal 1993 was 35.0%, compared to 29.1% the previous year. The lower rate in fiscal 1992 is attributable to tax benefits related to export shipments.

   Liquidity and Capital Resources

             Working capital was $82.0 million at year-end fiscal 1994, compared to $101.0 million for fiscal 1993. This decrease is due to reduction in accounts receivable levels to normal levels compared to a year earlier. Inventory levels declined $13.9 million, or 20.2% at September 30, 1994, compared to the 1993 fiscal year. Cash and cash equivalents increased to $15.8 million at September 30, 1994, from $0.6 million at year-end fiscal 1993.

             The company achieved favorable cash flow performance in fiscal 1994, generating $64.3 million in cash provided by operations. This funded dividend payments of $4.3 million, a reduction in long-term debt of $39.1 million to $8.7 million at September 30, 1994, and capital additions and investing activities of $5.8 million.

             During the prior year, operating activities generated $38.4 million of cash due to production efficiency and decreased working capital needs. Payment of dividends, capital additions and investing activities required $4.3 million and $13.8 million, respectively. Borrowings under the long-term debt facility were reduced by $19.9 million during fiscal 1993.

             The company believes its internally generated cash flow, supplemented by progress payments when applicable, and the existing credit facilities will be adequate to meet working capital and other operating and capital requirements in the foreseeable future.

             The company is dependent on its shipments of defense products to the U.S. Government as evidenced by shipments of 62% and 66% of total shipments during fiscal 1994 and 1993, respectively. Substantial decreases in the company's level of defense business from the current level could have an adverse effect on the company's profitability. The company is anticipating a lower level of sales to the U.S. Government in fiscal 1995 due to the completion of the HET contract in September 1994. The PLS contract will remain in production through August 1996. Additional orders could increase the rate of production or extend the period of production. The company remains optimistic about its defense business prospects.

   Inflation

             The company believes that the risks of inflation are minimized by the nature of its businesses. All revenue derived by the company from its contracts with the U.S. Government were received under firm fixed-price contracts. The company prices major government programs and contracts on a current basis that takes into account cost increases expected to occur during performance of the contract. Generally, major suppliers receive terms from the company similar to what the company receives under its contracts with the U.S. Government. Commercial business is performed on the basis of pricing specific orders. Any impact from inflation will be minimized by the company's ability to include inflationary cost increases in prices.

   Backlog

             The company's backlog at year-end fiscal 1994 was $512 million, compared to $459 million the previous year. The change in backlog represents delivery of products on long-term contracts net of additional funding received. Backlog on U.S. Government contracts comprises $448 million of the year-end backlog with the remainder being commercial.

   Environmental

             The company continues to be engaged in environmental monitoring activities that include both investigation and remediation. The company does not anticipate that costs relating to environmental activities will have a material adverse impact on the company's financial condition.

   [consolidated financial statements section]

   Consolidated Balance Sheet

   September 30, 1994, and September 25, 1993
   (In thousands, except share and per share amounts)

   Assets                                              1994          1993
   Current assets:
        Cash and cash equivalents                 $  15,836      $    592
        Receivables, net of allowance for
           doubtful accounts of $531 and $677
           at September 30, 1994 and
           September 25, 1993, respectively
           (Note 2)                                  65,926        97,429
        Inventories (Note 3)                         54,909        68,801
        Prepaid expenses                              6,334         5,672
        Refundable income taxes                         801            --
        Deferred income taxes (Note 4)                8,156         6,166
                                                    -------       -------
                  Total current assets              151,962       178,660

   Deferred charges (Note 1)                          2,884         8,128
   Deferred income taxes (Note 4)                       626            --
   Other assets (Note 1)                             10,887        11,887
   Property, plant, and equipment:
        Land and improvements                         7,944         7,788
        Buildings                                    34,364        33,302
        Machinery and equipment                      71,389        68,580
                                                    -------       -------
                                                    113,697       109,670
        Less accumulated depreciation                63,196        55,246
                                                    -------       -------
                   Net property, plant,
                     and equipment                   50,501        54,424
                                                    -------       -------
   Total assets                                    $216,860      $253,099
                                                    =======       =======

   Liabilities and shareholders' equity
   Current liabilities:
        Accounts payable                          $  37,973     $  52,881
        Federal excise taxes                          1,550           774
        Payroll-related obligations                   6,484         6,127

        Accrued warranty                              6,788         4,542
        Income taxes                                     --           620
        Other liabilities                            17,157        12,749
                                                   --------       -------
                  Total current liabilities          69,952        77,693

   Long-term debt (Note 5)                            8,737        47,819
   Postretirement benefit obligations (Note 7)        8,159         7,726
   Other long-term liabilities (Note 1)               8,454         7,094
   Deferred income taxes (Note 4)                        --           763
   Commitments and contingencies (Notes 1, 5
    and 6)
   Shareholders' equity (Notes 7 and 9):
     Preferred stock, par value $.01 per share,
       authorized 2,000,000 shares, none issued          --            --
     Common stock, par value $.01 per share:
       Class A, authorized 1,000,000 shares,
          issued and outstanding 449,370 shares           4             4
       Class B, authorized 18,000,000 shares,
          issued 8,558,795 shares                        86            86
       Additional paid-in capital                     7,623         7,399
       Retained earnings                            116,890       108,158
                                                    -------       -------
                                                    124,603       115,647

       Less: Cost of Class B common
        stock in treasury; 300,367 and
        321,117 shares in 1994 and 1993,
        respectively                                  2,591         2,767

        Pension liability adjustment (Note 7)           454           876
                                                    -------       -------
               Total shareholders' equity           121,558       112,004
                                                    -------       -------
   Total liabilities and shareholders'
    equity                                         $216,860      $253,099
                                                   ========       =======

   See accompanying notes

   Consolidated Statement of Operations and Retained Earnings

   Years ended September 30, 1994, September 25, 1993, and September 30, 1992 (In thousands, except share and per share amounts)

                                        1994           1993          1992

   Net shipments (Note 8)           $691,508       $635,012      $640,566
   Cost of goods sold                603,537        565,410       573,094
                                     -------        -------       -------
   Gross profit                       87,971         69,602        67,472

   Operating expenses:
     Selling, general and
       administrative                 55,285         46,570        41,111
     Engineering, research
       and development                 8,205         10,958        10,936
                                     -------        -------       -------
   Total operating expenses           63,490         57,528        52,047
                                     -------        -------       -------
   Income from operations             24,481         12,074        15,425

   Other income (expense):
        Interest expense              (1,769)        (4,232)       (3,463)
        Interest income                  432            106           598
        Miscellaneous, net            (1,193)           (24)         (188)
                                    --------        -------       -------
                                      (2,530)        (4,150)       (3,053)
                                    --------        -------       -------
   Income before income taxes
    and cumulative effect of
    change in accounting principle    21,951          7,924        12,372

   Provision for income taxes
    (Note 4)                           8,897          2,773         3,601
                                    --------        -------       -------
   Income before cumulative effect
    of change in accounting
    principle                         13,054          5,151         8,771

   Cumulative effect of change in
    method of accounting for
    postretirement benefits, net
    of tax benefit of $2,726              --          4,088            --
                                    --------        -------       -------
   Net income                         13,054          1,063         8,771

   Retained earnings at beginning
    of year                          108,158        111,410       106,954


   Cash dividends (Note 9):
     Class A common ($.435 per
       share each year)                 (195)          (196)         (196)
     Class B common ($.500 per
       share each year)               (4,127)        (4,119)       (4,119)
                                    --------       --------      --------
   Retained earnings at end of
    year                            $116,890       $108,158     $ 111,410
                                    ========        =======       =======

   Earnings per common share:
     Before cumulative effect of
      accounting change            $    1.50    $       .59    $     1.01
     Cumulative effect of change
      in method of accounting
      for postretirement benefits,
      net of taxes                        --           (.47)           --
                                   ---------      ---------      --------
        Net income                $     1.50     $      .12     $    1.01
                                   =========      =========      ========

   See accompanying notes

   Consolidated Statement of Cash Flows

   Years ended September 30, 1994, September 25, 1993, and September 30, 1992 (In thousands, except share and per share amounts)

                                             1994         1993        1992
   Operating activities:
     Net income                          $ 13,054      $11,063     $28,771
     Adjustments to reconcile net
       income to net cash provided
       (used) by operating activities:
         Depreciation and amortization     10,137        9,420       8,242
         Deferred income taxes             (3,659)      (7,279)      2,250
         Cumulative effect of change
           in accounting principle             --        6,814          --
         Loss on disposal of property,
           plant, and equipment               500          377          22
         Changes in operating assets
           and liabilities:
             Receivables                   31,503      (21,861)     (8,808)
             Inventories                   13,892       30,834     (17,631)

             Prepaid expenses                (662)      (2,956)        344
             Deferred charges               5,244        4,881      (4,174)
             Accounts payable             (14,908)       5,886      (5,395)
             Income taxes                  (1,421)       3,943      (2,681)
             Federal excise taxes             776       (1,914)     (3,443)
             Payroll-related obligations      702          154         163
             Accrued warranty               2,246          967         812
             Other liabilities              4,406        3,954       1,103
             Long-term liabilities          2,459        4,087       1,973
                                          -------      -------     -------
        Total adjustments                  51,215       37,307     (27,223)
                                          -------      -------     -------
   Net cash provided (used) by
    operating activities                   64,269       38,370     (18,452)
                                          -------      -------     -------
   Investing activities:
      Additions to property, plant,
        and equipment                      (5,709)      (8,401)    (10,007)
      Less amount capitalized under
        financing leases                      --          639        1,240
                                          -------      -------     -------
      Net additions to property,
        plant, and equipment               (5,709)      (7,762)     (8,767)
      Increase in other assets               (124)      (6,054)     (5,153)
                                          -------      -------     -------
   Net cash used by investing
    activities                             (5,833)     (13,816)    (13,920)
                                          -------      -------     -------

   Financing activities:
      Net borrowings (payments) on
        lines of credit                   (39,082)     (19,871)     36,554
      Sale of common stock from
        treasury                              210            2          26
      Dividends paid                       (4,320)      (4,314)     (4,314)
                                          -------      -------      ------

   Net cash provided (used) by
    financing activities                  (43,192)     (24,183)     32,266
                                          -------      -------      ------
   Increase (decrease) in cash and
    cash equivalents                       15,244          371        (106)

   Cash and cash equivalents at
    beginning of year                         592          221         327

                                          -------      -------     -------
   Cash and cash equivalents at
    end of year                          $ 15,836      $   592    $    221
                                          =======      =======     =======
   Supplementary disclosures:
      Cash paid for interest            $   1,852    $   4,227   $  3,048
      Cash paid for income taxes        $  13,972    $   3,382   $  4,032

   See accompanying notes

   Financial Notes

   Years ended September 30, 1994, September 25, 1993, and September 30, 1992 (In thousands, except share and per share amounts)

   1. Summary of Significant Accounting Policies

   Consolidation and Presentation

   The consolidated financial statements include the accounts of Oshkosh Truck Corporation and a wholly owned foreign sales corporation
   (collectively referred to as the company).

   Government Contracts

   The company derives a significant portion of its revenue from the U.S. Government (see Note 8). Inherent in doing business with the U.S. Government are certain risks, including technological changes and changes in levels of defense spending. Sales and related costs under fixed-price contracts, which the company has with the government, are recorded as units are accepted. Amounts for government ordered changes are not invoiced until they are agreed upon. Recognition of profit on government ordered changes and certain contracts is based upon estimates of final performance which may be revised as the contract progresses.

   All U.S. Government contracts contain a provision that they may be terminated at any time for the convenience of the government. In such an event, the company is entitled to recover allowable costs plus a reasonable profit earned to the date of termination.

   Various actions or claims have been brought or asserted or may be contemplated by government authorities against the company. During 1993, the company entered into a $3.5 million settlement with the U.S. Government related to alleged noncompliance with certain cost accounting standards. Of that amount, $0.2 million and $2.9 million has been charged to cost of sales in 1994 and 1993, respectively, with the remainder to be amortized over remaining deliverable units under the PLS contract.

   A potential action by government authorities against the company in connection with a grand jury investigation which commenced in 1989 remains open. In addition, in October 1992, the company responded to a grand jury investigation related to Steeltech Manufacturing, Inc., a vendor. No charges have been filed against the company or its employees in either action. The company and its employees have cooperated fully with the investigations. No provisions for loss are recorded in the financial statements because the company cannot reasonably estimate what, if any, costs may result from these actions. Costs incurred in responding to these actions have been expensed as incurred.

   Inventories

   The company values its inventories principally at the lower of cost, determined using the last-in, first-out (LIFO) method, or market. If the company had used the first-in, first-out (FIFO) method, inventories would have been $6,212 and $6,506 higher than reported at September 30, 1994 and September 25, 1993, respectively. Inventories do not include amounts of general and administrative expenses related to U.S. Government contracts.

   Property, Plant, and Equipment

   Additions and improvements are capitalized at cost, whereas expenditures for maintenance and repairs are charged to expense as incurred. Depreciation has been provided over the estimated useful lives of the respective assets on the following basis: machinery and equipment -- accelerated method; other assets -- principally straight-line method.

   Other Assets

   Other assets include capitalized software and related costs which are being amortized over a five-year period, funding for long-term pension costs, and certain other investments. These investments include $3,526 in joint ventures in Mexico to manufacture vehicles for that market and Central and South America. The company accounts for its investments in Mexico under the equity method as it is able to exercise significant influence over their operations. The equity from operations included in the company's earnings in these investments was a loss of $942 in 1994, and earnings of $9 in 1993, included in other expense. The company also has an investment aggregating $1,100 in a minority-owned supplier and joint venture which leases equipment to the minority-owned supplier and has guaranteed loans of the joint venture in the amount of $2,218 at September 30, 1994.

   Deferred Charges

   Deferred charges include certain engineering and technical support costs incurred in connection with long-term contracts. These costs are charged to expense when the related project is billable to the government, or are amortized to expense as base units are delivered under the contract.

   Long-Term Liabilities

   Long-term liabilities include accumulated postretirement benefit obligations and deferred revenue on long-term U.S. Government contracts, which will be recognized as income in future years as base units are delivered under the contracts.

   Warranty Costs

   The company provides for the estimated cost of warranty work related to specific sales. Amounts expensed in 1994, 1993 and 1992 were $7,739, $6,836 and $5,886, respectively.

   Net Income Per Common Share

   Net income per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding (8,699,846, 8,686,973 and 8,685,804 in 1994, 1993 and 1992, respectively). Stock options were not dilutive in any of the three years.

   Reclassifications

   Certain reclassifications have been made to the 1993 and 1992 consolidated financial statements to conform to the 1994 presentation.

   2. Receivables

   Receivables consist of the following:
                                             1994         1993
   Government:
      Amounts billed, net                 $21,338      $55,563
      Unbilled                              4,277        2,080
                                          -------       ------
                                           25,615       57,643


   Commercial customers                    39,599       38,845
   Other                                      712          941
                                          -------      -------
                                          $65,926      $97,429
                                           ======       ======

   The receivables from the government result principally from long-term contracts (see Note 1).

   The unbilled amount principally represents estimated claims for government ordered changes which are expected to be invoiced upon completion of negotiations within two years, and price adjustment provisions which will be invoiced within the next year. Receivables include $7,977, and $3,507 from the company's joint venture in Mexico, at September 30, 1994 and September 25, 1993, respectively.

   3. Inventories

   Inventories consisted of the following:

                                             1994         1993
   Finished products                      $12,618     $  8,912
   Products in process                      9,572       17,495
   Raw material                            38,931       48,900
                                           ------       ------
                                           61,121       75,307
   Less:
      Allowance for reduction
         to LIFO cost                       6,212        6,506
                                           ------       ------
                                          $54,909      $68,801
                                           ======      =======

   Title to all inventories related to U.S. Government contracts which provide for progress payments vests in the U.S. Government to the extent of unliquidated progress payments.

   4. Income Taxes

   Effective October 1, 1992, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
   109), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. This method requires all deferred taxes to be recorded using enacted tax rates for the year in which the differences between the financial statement and tax bases of assets and liabilities are expected to reverse. The impact of adopting SFAS No. 109 was not material to 1993 operations.

   The provision for income taxes consists of the following:

                                             1994         1993        1992
   Current:
      Federal                             $12,857       $6,307     $ 1,107
      State                                 1,935        1,018         244
                                           ------       ------      ------
                                           14,792        7,325       1,351
   Deferred:
      Federal                              (5,391)      (4,075)      1,843
      State                                  (504)        (477)        407
                                           ------       ------      ------
                                           (5,895)      (4,552)      2,250
                                           ------       ------      ------
                                         $  8,897       $2,773     $ 3,601
                                           ======       ======      ======

   The components of the net deferred tax asset as of September 30, 1994 and September 25, 1993, were as follows:

                                             1994         1993
   Deferred tax assets:

      Non-pension
         postretirement benefits         $  3,121     $  2,945
      Accrued compensation/benefits         1,703        1,026
      Accrued expenses                      4,842        1,010
      Revenue recognition                   4,135        6,940
      Accrued warranty                      2,475        1,740
      Deferred charges, and other             469           82
      Investments in affiliates               555           79
                                           ------       ------
   Total deferred tax assets               17,300       13,822
   Deferred tax liabilities:
      Depreciation and amortization         6,142        5,650
      Inventory                               177          286
      Prepaid expenses                      1,675        1,241
      Deferred charges, and other               9        1,242
                                          -------      -------
   Total deferred tax liabilities           8,003        8,419
                                            9,297        5,403

   Valuation allowance for
      investment in affiliates                515           --
                                          -------     --------
   Net deferred tax assets               $  8,782     $  5,403


   The sources of significant temporary differences which gave rise to deferred taxes in 1992, were as follows:

                                                         1992

      Depreciation and amortization                    $ 1,331
      Revenue recognition                                 (776)
      Inventory valuation                                  367)
      Warranty                                            (198)
      Pension                                              357)
      Deferred charges                                   2,890
      Other, net                                          (721)
                                                        ------
                                                       $ 2,250
                                                        ======

   A reconciliation of the provision for federal income taxes computed at the federal statutory rate to the income tax provision is as follows:

                                             1994         1993        1992
   Federal income tax
     provision computed
     at statutory rate                     $7,683       $2,773      $4,206
   Increase (decrease)
     in taxes resulting from:
   Statutory rate increase from
     34% to 35% effective
     January 1,1993                           --           (19)        --
   State income taxes,
     net of federal tax benefit               723          310         220
   Benefit from untaxed
     earnings of the
     company's foreign
     sales corporation                        (80)        (374)       (903)
   Valuation allowance                        515           --          --
   Other, net                                  56           83          78
                                            -----        -----       -----
                                           $8,897       $2,773      $3,601
                                           ======       ======      ======

   5. Long-term Debt

   Long-term debt consists of the following as of September 30, 1994 and September 25, 1993:

                                             1994         1993

   Revolving credit agreement             $    --      $38,500
   Industrial revenue bonds                 8,700        8,700
   Other                                       37          619
                                           ------       ------
                                          $ 8,737      $47,819


   Revolving Credit Facility -- On March 31, 1992, the company entered into an unsecured revolving credit agreement with a group of banks. This credit facility extends to the company an $80.0 million working capital line and a $5.0 million letter of credit facility. The agreement was extended during the current fiscal year and will expire on March 17, 1997. The facility allows the company to borrow at various rates equivalent to or less than the current prime rate of Firstar Bank. The company incurred certain fees at closing for agent and facility fees and will also incur a fee on the unused portion of the facility. The agreement contains various restrictive covenants under which the company must meet certain financial ratio tests and has some restrictions relative to the payment of dividends, amounts of capital expenditures, acquisitions, and other indebtedness. As of September 30, 1994, the company had no outstanding borrowings under the revolving credit facility and had letters of credit outstanding of $2.4 million under the letter of credit facility. The average borrowings for 1994 and 1993 amounted to approximately $10.5 million and $61.1 million at weighted average effective interest rates of 5.75% and 5.05%, respectively. The maximum amount of borrowings at any month-end during 1994 was $24.0 million, and $73.5 million during 1993.

   Industrial Revenue Bonds -- The company has outstanding $8,700 of industrial development revenue bonds that were used to finance the construction of a chassis manufacturing facility. The bonds are due in a single payment on August 1, 2019. Interest on the bonds is adjusted each week to the lesser of 15% or the rate that would allow the bonds to be resold at par. The average interest rate on the bonds was 2.7%, 2.6% and 3.5% during 1994, 1993 and 1992, respectively. The company has the option to convert the variable interest rate to a fixed rate.

   Through June 6, 1995, the bonds are secured by a letter of credit which is secured by the chassis manufacturing facility.

   The maturities of long-term debt are as follows: 1995-$592; 1996-$37 and 2019-$8,700.

   6. Operating Leases

   Total rental expense for plant and equipment charged to operations under noncancellable operating leases was $1,940, $2,474 and $2,499 in 1994, 1993 and 1992, respectively. Minimum annual rental payments for the five fiscal years after 1994, are: 1995-$1,254; 1996-$795; 1997-$562; 1998-$421
   and 1999-$191, for an aggregate commitment of $3,223.

   Included in rental expense are charges of $304, $332 and $307 in 1994, 1993 and 1992, respectively, relating to leases between the company and certain shareholders.

   7. Employee Benefit and Incentive Plans

   The company has defined benefit pension plans covering substantially all employees. The plans provide benefits based on compensation, years of service and year of birth. The company's funding policy is to fund the pension plans in amounts which comply with contribution limits imposed by law.

   Net periodic pension cost for these plans for 1994, 1993 and 1992 includes the following components:
                                             1994         1993       1992

   Service cost -- benefits
      earned during year                  $(1,227)      $  986     $   873
   Interest cost on
      projected benefit
      obligations                           1,684        1,506       1,344
   Actual return on
      plan assets                            (296)        (743)     (1,607)
   Net amortization
      (deferral)                           (1,523)        (948)        186)
                                           ------      -------      ------
   Net periodic
      pension cost                          1,092          801         796
   Curtailment loss related
       to reduction in work force             560          --           --
                                           ------        -----      ------
   Net expense                            $ 1,652       $  801     $   796
                                           ======        =====      ======

   The following table summarizes the combined funded status of the pension plans and the amounts recognized in the company's consolidated balance sheets at September 30, 1994 and September 25, 1993.

                                             1994         1993

   Actuarial present value of
      benefit obligations:
        Vested benefits                   $16,322      $17,189
        Nonvested benefits                    822          862
   Total accumulated benefit
      obligations                          17,144       18,051
   Adjustment for projected
      benefit obligations                   5,134        4,808
   Projected benefit obligations           22,278       22,859
   Plan assets at fair value               20,383       19,643
   Projected benefit obligations in
      excess of plan assets                (1,895)      (3,216)
   Unrecognized net loss                    4,088        5,521
   Unrecognized prior service cost            452          591
   Unrecognized net transition asset         (800)        (928)
   Adjustment required to recognize
      minimum liability                    (1,125)      (1,946)
                                           ------       ------
   Prepaid expense recognized in
      the consolidated balance sheet     $    720      $    22
                                           ======       ======

   Generally accepted accounting principles require the recognition of an additional minimum liability (recorded as a long-term liability) for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. The company is permitted to record an offsetting intangible asset ($367 in 1994 and $486 in 1993) to the extent of unrecognized prior service cost. To the extent the minimum liability exceeds the amount of unrecognized prior service cost, the company records a reduction of shareholders' equity ($454 in 1994 and $876 in 1993, net of tax benefits of $304 and $584, respectively).

   The assets in the pension plans are comprised of investments in commingled equity and fixed income funds, and individually managed equity portfolios. Actuarial assumptions are as follows:

                                             1994         1993        1992)

   Discount rate                            8.25%        7.50%       9.00%

   Rate of increase in
      compensation                          4.50%        4.50%       5.75%
   Expected long-term rate
      of return on assets                   9.25%        9.25%       9.25%

   In addition to providing pension benefits for the majority of its employees, the company provides health benefits to retirees and their eligible spouses. Substantially all of the company's employees may become eligible for these benefits if they reach normal retirement age while working for the company.

   Effective October 1, 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires that the cost of these benefits be recognized during the employee's active working career rather than accounting for them on a cash basis as had been prior practice.

   The cumulative effect of adopting SFAS No. 106 on the immediate recognition basis as of October 1, 1992, was a charge to earnings of $4,088, net of $2,726 income tax effect.

   The following tables provide information on the Plan status as of September 30, 1994 and September 25, 1993:

                                             1994         1993

   Accumulated postretirement
      benefit obligation:
          Retirees                         $2,988      $ 2,447
          Fully eligible active plan
            participants                      497        1,152
          Other active participants         4,396        5,179
                                            -----        -----
   Total                                    7,881        8,778
   Unrecognized net gain (loss)               278       (1,052)
                                            -----        -----
   Accrued postretirement
     benefit cost                          $8,159      $ 7,726
                                            =====       ======

   Net periodic postretirement benefit cost includes the following:

                                             1994         1993

   Service cost, benefits attributed

      for service of active employees
      for the period                      $   472      $   439
   Interest cost on the accumulated
      postretirement benefit obligation       658          579
   Amortization of unrecognized loss           26           --
                                            -----        -----
   Net periodic postretirement
      benefit cost                         $1,156       $1,018
                                            =====        =====

   Net change in accrued postretirement benefit cost includes the following:

                                             1994         1993

   Balance at beginning of year            $7,726       $6,814
   Benefits paid                             (347)        (106)
   Net periodic postretirement
      benefit cost                          1,156)       1,018)
   Curtailment gain related
      to reduction in work force             (376)          --
                                            -----       ------
   Balance at end of year                  $8,159)      $7,726)
                                            =====        =====

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation (APBO) was 14.0% in 1994, declining to 7.0% in 2006. The weighted average discount rate used in determining the APBO was 8.25%. If the health care cost trend rate was increased by 1%, the APBO at September 30, 1994, would increase by $808 and net periodic postretirement benefit cost for 1994 would increase by $168. The amount paid for retiree health benefits prior to the adoption of SFAS No. 106 was $237 in 1992.

   The company has defined contribution 401(k) plans covering substantially all employees. The plans allow employees to defer 2% to 19% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive employer matching contributions. For every dollar an employee contributes (up to 4% of one's income on a pre-tax basis), the company will contribute $.25. Amounts expensed for company matching contributions were $464, $467 and $410 in 1994, 1993 and 1992, respectively.

   Under the 1990 Incentive Stock Plan for Key Employees (the Plan), officers and other key employees may be granted options to purchase up to an aggregate of 400,000 shares of the company's Class B common stock at not less than the fair market value of such shares on the date of grant. Participants may also be awarded grants of restricted stock under the Plan. The Plan expires on April 9, 2000. The option to purchase shares expires not later than ten years and one month after the grant of the option.

   The following table sets forth information with respect to the Plan:

                                                                 Option
                                           Shares              Price Range
   Outstanding at
      September 30, 1991                  140,084           $7.88 - $15.25
         Options granted                    3,750)         $13.00 - $14.25
         Options exercised                 (3,750)          $7.88
         Options cancelled                 (8,000)          $7.88 - $15.25
                                           ------
   Outstanding at
      September 30, 1992                  132,084           $7.88 - $15.25
         Options granted                   48,500           $9.75
         Options exercised                   (167)          $7.88
         Options cancelled                 (2,000)         $15.25
                                           ------
   Outstanding at
      September 25, 1993                  178,417           $7.88 - $15.25
         Options granted                  242,400           $9.13 - $10.50
         Options exercised                 (5,750)          $7.88
         Options cancelled                (14,418)          $7.88 - $15.25
                                          -------
   Outstanding at
      September 30, 1994
         (120,194 exercisable)            400,649           $7.88 - $15.25
                                          =======

   In addition, in 1990 the company's chief executive officer was granted 25,000 shares of restricted Class B common stock, and during 1994, 15,000 shares of Class B common stock were granted to company officers. Options as to 50,482 shares granted in 1994 are subject to approval by shareholders.

   8. Net Shipments

   Net shipments consist of sales to the following markets:

                                        1994           1993           1992
   Domestic:

      U.S. Government               $424,995       $372,574       $450,901
      Commercial                     248,743        202,425        167,735
   Export                             17,770         60,013         21,930
                                     -------        -------        -------
                                    $691,508       $635,012       $640,566
                                     =======        =======        =======

   U.S. Government sales include $2,619, $5,915 and $160,818 in 1994, 1993 and 1992, respectively, for products sold internationally under the Foreign Military Sales Program.

   9. Shareholders' Equity

   Dividends are required to be paid on both the Class A and Class B common stock at any time that dividends are paid on either. Whenever cash dividends are paid on the common stock, each share of Class B common stock is entitled to receive 115% of the dividend paid on each share of Class A common stock, rounded up or down to the nearest $0.0025 per share.

   The Class B common stock shareholders are entitled to receive a liquidation preference of $7.50 per share before any payment or distribution to holders of the Class A common stock. Thereafter, holders of the Class A common stock are entitled to receive $7.50 per share before any further payment or distribution to holders of the Class B common stock. Thereafter, holders of the Class A common stock and Class B common stock share on a pro rata basis in all payments or distributions upon liquidation, dissolution or winding up of the company.

   Report of Ernst & Young, LLP, Independent Auditors
   Board of Directors, Oshkosh Truck Corporation

   We have audited the accompanying consolidated balance sheets of Oshkosh Truck Corporation (the company) as of September 30, 1994 and September 25, 1993, and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the company at September 30, 1994 and September 25, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

   As discussed in Notes 4 and 7 to the financial statements, the company changed its methods of accounting for income taxes and postretirement benefits other than pensions effective October 1, 1992.


                                                            ERNST & YOUNG LLP

   November 14, 1994
   Milwaukee, WI

   [financial statistics section]

   Financial Statistics

   Common Dividends
   Quarterly (Payable February, May, August, November)
   (In thousands, except per share amounts)


                                            Fiscal 1994                                        Fiscal 1993
                                 4th Qtr.   3rd Qtr.    2nd Qtr.     1st Qtr.      4th Qtr.    3rd Qtr.    2nd Qtr.   1st Qtr.


   Class A Cash Dividend:
      Declared                   $    49    $    49     $    49      $    49       $    49     $    49     $    49    $    49
      Per Share                   .10875     .10875      .10875       .10875        .10875      .10875      .10875     .10875

   Class B Cash Dividend:
      Declared                   $ 1,032    $ 1,032     $ 1,032      $ 1,030       $ 1,030     $ 1,030     $ 1,030    $ 1,030
      Per Share                     .125       .125        .125         .125          .125        .125        .125       .125


   The information included in this exhibit reflects dividends as set forth in the Consolidated Statements of Operations and Retained Earnings (see page 9).


   Oshkosh Truck Corporation Class B Common Stock Price*

   The Corporation's common stock is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System. The following table sets forth prices reflecting actual sales as reported on the NASDAQ National Market System.


    Quarter Ended        Fiscal 1994                Fiscal 1993

                      High         Low           High          Low
    September         $11-1/4      $10           $9-1/8        $8-7/8

    June               11-1/2        8-3/4        9             8-1/2

    March              11-3/4        8-3/4        9             8-1/2
    December            9-3/8        8-5/8       11            10-5/8

   *There is no established public trading market for Class A common stock.


   Quarterly Financial Data (Unaudited)
   (In thousands, except per share amounts)


                                       Fiscal 1994                             Fiscal 1993<F1><F2>
                     4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.    4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.

   Net Shipments    $149,281   $187,011   $192,891   $162,325    $183,142   $153,226   $154,345   $144,299
   Gross Profit       23,777     22,966     22,018     19,210      16,887     17,911     19,475     15,329

   Income Before
    Cumulative Effect
    of Accounting
    Change             3,158      3,674      2,759      3,463       1,806        703      1,974        668
      Per Share          .36        .42        .32        .40         .21        .08        .23        .07
   Net Income (Loss)   3,158      3,674      2,759      3,463       1,806        703      1,974     (3,420)
      Per Share          .36        .42        .32        .40         .21        .08        .23       (.40)

   <F1> Quarterly results have been restated for the adoption of SFAS No. 106 which the company adopted effective October 1,
        1992.
   <F2> Quarterly results have been restated to include as cost of goods sold, cost associated with settlement of long standing cost accounting issues with the U.S. Government which had been reported as selling, general and administrative expense.


   Shareholders of Record
   As of December 7, 1994, there were 1,280 and 199 record holders of Class B and Class A common stock, respectively.