Form 10-K405, Exhibit 13
period 1995-09-30
OSHKOSH TRUCK CORP
filed 1995-12-29
CIK 775158

Exhibit 13

   Oshkosh Truck Corporation
   1995 Annual Report

   ["Shareholder Information" section]

   Shareholder Information

   Annual Meeting
        The Annual Meeting of Shareholders of Oshkosh Truck Corporation will be held on Monday, January 22, 1996, at 10:00 a.m. at the Experimental Aircraft Association Museum, 3000 Poberezny Road, Oshkosh, Wisconsin 54901

   Stock Listing
        Oshkosh Truck Corporation Class B common stock is quoted on the National Market System of the National Association of Securities Dealers Automated Quotations. The trading symbol is OTRKB.

   Form 10-K
        Copies of the company's Form 10-K as filed with the Securities and Exchange Commission are available free of charge by written request to the Chief Financial Officer of the company.

   Transfer Agent and Registrar
   Firstar Trust Company
   P.O. Box 2077
   Milwaukee, Wisconsin 53201

   Independent Auditors
   Ernst & Young LLP
   111 East Kilbourn Avenue, Suite 900
   Milwaukee, Wisconsin 53202

   Corporate Headquarters
   2307 Oregon Street
   Oshkosh, Wisconsin 54901

   Mailing Address and Telephone
   Oshkosh Truck Corporation
   P.O. Box 2566
   Oshkosh, Wisconsin 54903-2566
   414-235-9151

   ["Financial Highlights" section]

   Financial Highlights

   Years ended September
   (In thousands, except per share amounts)

                          1995      1994       1993       1992      1991
    Net Shipments      $437,907  $582,475   $537,065   $562,361  $349,267

    Income From
      Continuing
      Operations         11,637    13,558    1,596(1)    13,607     5,958
        Per Share          1.32      1.56      .18(1)      1.57       .69

    Discontinued
      Operations         (2,421)     (504)      (533)    (4,836)   (5,203)
        Per Share          (.28)     (.06)      (.06)      (.56)     (.60)

    Net Income            9,216    13,054    1,063(1)     8,771       755
      Per Share            1.04      1.50      .12(1)      1.01       .09

    Dividends Per
      Share
      Class A              .435      .435       .435       .435      .435
      Class B              .500      .500       .500       .500      .500

    Total Assets        200,916   198,678    235,386    247,390   205,605

    Expenditures for
      Property,
      Plant, and
      Equipment           5,347     5,178      7,697      9,494     5,519

    Depreciation          7,385     8,300      7,496      6,502     5,513

    Working Capital      91,777    82,010    100,967    118,026    62,427

    Long-Term Debt
      (Less Current
      Maturities)             -        37     39,119     58,100         -

    Shareholders'
      Equity            133,413   121,558    112,004    116,130   111,648
      Per Share           14.82     13.96      12.89      13.37     12.86

    Backlog             350,000   498,000    437,000    487,000   615,000

   (1) After a charge of $4,088, or $.47 per share, to reflect the cumulative effect of change in method of accounting for postretirement benefits.

   ["Management's Discussion and Analysis of Results of Operations and Financial Condition" section]

   Management's Discussion and Analysis of Results of Operations and Financial Condition

   Results of Operations
   Year Ended September 30, 1995
   Compared to Year Ended September 30, 1994

     Net shipments were $437.9 million for fiscal 1995, a decrease of $144.6 million, compared to shipments of $582.5 million in fiscal 1994. Income from continuing operations for fiscal 1995 was $11.6 million ($1.32 per share), compared to $13.6 million ($1.56 per share) in fiscal 1994.
   During the fiscal 1995 third quarter, the company sold its chassis manufacturing business in the U.S. and its interest in a joint venture in Mexico producing chassis for the Mexican market to Freightliner Corporation. The results of these activities are reported as discontinued operations and result in a charge to income in each period reported. The gain from the sale of its U.S. business was positive; however, the net result of discontinued operations was a loss of $2.4 million. Net income for fiscal 1995, including discontinued operations, was $9.2 million ($1.04 per share). Net income for fiscal 1994, including a loss from discontinued operations of $0.5 million, was $13.1 million ($1.50 per share).

     Net shipments of commercial products increased in fiscal 1995 while defense products declined from the historically high levels which existed in the 1992 through 1994 fiscal years. Shipments to commercial markets increased by $20.5 million to $176.8 million during fiscal 1995. This volume increase resulted from higher unit shipments of construction and airport products which more than offset a decrease in trailer shipments as the trailer industry slowed late in the fiscal year. Shipments of defense products decreased by $165.1 million to $261.1 million in fiscal 1995.
   The fiscal 1995 shipments are comprised almost exclusively of shipments under the Palletized Load System (PLS) and the Heavy Expanded Mobility Tactical Truck (HEMTT) contracts. Production under the PLS contract declined due to an anticipated contractual decrease in the production rate during fiscal 1995. These decreases were offset by a resumption of HEMTT production which had earlier concluded midway through the 1993 fiscal year. Most significantly, the Heavy Equipment Transporter (HET) contract ended in fiscal 1994, accounting for nearly the entire decrease in defense shipments. Defense export shipments were $1.6 million in fiscal 1995, compared to $3.9 million in fiscal 1994. Commercial export shipments were $17.5 million and $12.1 million, respectively, in fiscal 1995 and 1994. Virtually all of the company's revenues are derived from customer orders prior to commencing production.

     Gross profits during fiscal 1995 were $58.1 million, or 13.3% of net shipments, compared to $73.0 million, or 12.5% of net shipments for fiscal 1994. Gross profits decreased reflecting the decreased volumes. The improved margin performance is reflective of control over material costs and continuing improved efficiencies in the manufacturing process.

     Operating expenses decreased 22.4% to $39.0 million, or 8.9% of net shipments in fiscal 1995, compared to $50.3 million, or 8.6% of net shipments during fiscal 1994. Fiscal 1994 includes charges of $3.1 million relating to a reduction of work force in anticipation of lower levels of business. The remaining decrease in operating expenses relates to strong controls over expense levels and decreased volumes in fiscal 1995 compared to fiscal 1994.

     Interest income, net of interest expense, was $0.3 million during fiscal 1995, compared to net interest expense of $0.5 million during fiscal 1994. The improvement is due to decreased working capital requirements during the first two quarters of fiscal 1995, cash proceeds from the sale of the U.S. chassis business and the purchase of common stock and warrants by Freightliner Corporation in June 1995.

     The effective income tax rate for combined federal and state income taxes in fiscal 1995 was 38.5% compared to 38.7% in fiscal 1994.

   Results of Operations
   Year Ended September 30, 1994
   Compared to Year Ended September 25, 1993

     Net shipments were $582.5 million for fiscal 1994, an increase of $45.4 million, compared to shipments of $537.1 million in fiscal 1993. Income from continuing operations for fiscal 1994 was $13.6 million ($1.56 per share) compared to income from continuing operations of $5.7 million ($.65 per share), before cumulative effect of accounting change for the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and a loss from discontinued operations for fiscal 1993.

     Net income for fiscal 1994, including discontinued operations was $13.1 million ($1.50 per share). Net income for fiscal 1993, including the non-cash SFAS 106 accounting change of $4.1 million ($.47 per share), and a loss from discontinued operations of $0.5 million, was $1.1 million ($.12 per share).

     Net shipments of both commercial and defense products increased compared to the previous year. Shipments to commercial markets increased by $35.2 million to $156.3 million during fiscal 1994. This volume increase resulted from higher shipments of construction vehicles and trailers compared to the prior year. Shipments of defense products increased by $10.2 million to $426.2 million in fiscal 1994. The fiscal 1994 shipments are comprised almost exclusively of shipments under the PLS and HET contracts. Production under the PLS and HET contracts more than offset declines due to completion of other defense contracts during fiscal 1993. The PLS and HET programs went to full rate production during fiscal 1993 while production of the HEMTT ended during fiscal 1993. The company also completed a contract for U.S. Air Force snow removal equipment during fiscal 1993. Defense export shipments were $3.9 million in fiscal 1994, compared to $49.3 million in fiscal 1993. Commercial export shipments were $12.1 million and $13.2 million, respectively, in fiscal 1994 and 1993. Virtually all of the company's revenues are derived from customer orders prior to commencing production.

     Gross profits during fiscal 1994 were $73.0 million or 12.5% of shipments, up from $56.5 million or 10.5% of shipments in fiscal 1993. The improved margin performance is attributable to increased volume and production efficiency.

     Operating expenses increased 12.4% to $50.3 million, or 8.6% of shipments in fiscal 1994, compared to $44.7 million, or 8.3% of shipments during fiscal 1993. Fiscal 1994 includes charges of $3.1 million relating to a reduction of work force in anticipation of lower levels of business. The remaining increased operating expense is due to increase volume in fiscal 1994 compared to a year earlier.

     Interest expense, net of interest income, decreased to $0.5 million, compared to $3.5 million during fiscal 1993. This decrease is due to decreased working capital requirements throughout fiscal 1994.

     The effective income tax rate for combined federal and state income taxes in fiscal 1994 was 38.7%. This compared to 33.8% in fiscal 1993. The lower rate in fiscal 1993 is due to proportionately higher export shipments and a lower federal statutory rate.

   Liquidity and Capital Resources

     Working capital was $91.8 million at year-end fiscal 1995, compared to $82.0 million at year-end fiscal 1994. This increase is due to cash proceeds from the sale of the company's U.S. chassis business to Freightliner Corporation, and Freightliner's purchase of common stock and warrants. Net current assets of discontinued operations declined $12.6 million at September 30, 1995, compared to the 1994 fiscal year-end. Cash and cash equivalents increased to $29.7 million at September 30, 1995, from $15.8 million at year-end fiscal 1994.

     The company achieved favorable cash flow performance in fiscal 1995, generating $10.5 million in cash, net, as a result of the discontinued operating results, and the sale of the company's U.S. chassis business to Freightliner Corporation, $8.6 million from the sale of common stock and warrants to Freightliner, and $6.3 million from operations. This funded dividend payments of $4.4 million, capital additions and investing activities of $6.3 million, and the purchase of treasury stock of $.8 million.

     During the prior year, operating activities generated $67.7 million in cash, primarily from contraction of working capital in line with lower business volumes. This funded dividend payments of $4.3 million, reductions in long-term debt of $39.1 million, capital and investing activities of $6.4 million, while discontinued operations consumed cash of $2.9 million.

     As of September 30, 1995, the company expects to ultimately realize additional cash receipts of approximately $3.0 million when remaining asset and liability issues related to sale of the chassis businesses are settled.

     The company believes its internally generated cash flow, supplemented by progress payments when applicable, and the existing credit facilities will be adequate to meet working capital and other operating and capital requirements of the company in the foreseeable future.

     The company is dependent on its shipments of defense products to the U.S. Government as evidenced by shipments of 60% and 73% of total shipments during fiscal 1995 and 1994, respectively. Substantial decreases in the company's level of defense business from the current level could have an adverse effect on the company's profitability. The company expects to maintain approximately the current level of sales to the U.S. Government in fiscal 1996. The PLS contract will remain in production through August 1996 at the current rate.

     Additional orders could increase the current rate of production or extend the period of production. The company remains optimistic about its defense business prospects and its ability to sustain a reasonable level of business into the future. The expected effect of the decline in defense shipments on operations is that profitability could be negatively impacted if the company does not take measures to decrease operating expenses. The impact of a decline in defense shipments on the liquidity of the company will be to improve liquidity due to the reduction of working capital previously required in support of this business.

     On June 2, 1995, the company entered into a far reaching strategic alliance with Freightliner Corporation. The company is optimistic that the alliance between Oshkosh and Freightliner, a wholly-owned subsidiary of Daimler-Benz (NYSE-DAI), will give a further boost to the company's commercial and defense businesses. The alliance agreement calls for Oshkosh to market certain of its vocational products through Freightliner's strong distribution system and for Oshkosh to build several series of Freightliner's severe-duty trucks. As part of the agreement, Freightliner will transfer its non-commercial military business to Oshkosh, broadening Oshkosh's defense product line and strengthening its worldwide presence.

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

   Backlog

     The company's backlog at year-end fiscal 1995 was $350 million, compared to $498 million the previous year. The change in backlog represents delivery of products on long-term contracts net of additional funding received. Backlog on U.S. Government contracts comprises $325 million of the year-end backlog with the remainder being commercial.

   Environmental

     The company continues to be engaged in enviromental monitoring activities that include both investigation and remediation. The company does not anticipate that costs relating to enviromental activities will have a material adverse impact on the company's financial condition.

   Quality

     The company received the International ISO 9001 quality certification during the 1995 fiscal year. This recognition of the company's quality and productivity improves its competitive position worldwide.

   Stock Buyback

     In July 1995, the company's board of directors authorized repurchase of up to 1,000,000 shares of Class B common stock. As of December 8, 1995, the company has repurchased 194,900 shares under this program at a cost of $2.8 million.

   [Consolidated financial statements section]

   Consolidated Balance Sheets

   September 30, 1995, and 1994
   (In thousands, except share and per share amounts)

   ASSETS                                              1995        1994
   Current assets:
     Cash and cash equivalents                    $  29,716   $  15,836
     Receivables, net of allowance for
         doubtful accounts of $477 in 1995
         and $431 in 1994 (Note 2)                   57,374      49,768
       Inventories (Note 3)                          45,781      45,743
       Prepaid expenses                               4,363       6,309
       Refundable income taxes                          165         801
       Deferred income taxes (Note 4)                 4,516       8,156
       Net current assets of discontinued
         operations (Note 10)                         3,273      15,882
                                                    -------     -------
          Total current assets                      145,188     142,495

   Deferred charges                                   2,978       2,884
   Deferred income taxes (Note 4)                     2,389         626
   Other assets                                      10,437      10,551
   Net long-term assets of discontinued
      operations (Note 10)                                -          67

   Property, plant and equipment, at cost:
       Land                                           5,522       5,495
       Buildings                                     30,118      28,982
       Machinery and equipment                       68,630      65,312
                                                   --------    --------
                                                    104,270      99,789
       Less accumulated depreciation                (64,346)    (57,734)
                                                   --------    --------
          Net property, plant and equipment          39,924      42,055
                                                   --------    --------
   Total assets                                    $200,916    $198,678
                                                   ========    ========
   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
       Accounts payable                           $  28,266   $  32,580
       Payroll-related obligations                    5,526       5,808
       Accrued warranty                               3,084       3,820
       Other current liabilities                     16,535      18,277
                                                   --------    --------
          Total current liabilities                  53,411      60,485

   Postretirement benefit obligations (Note 7)        8,839       8,159
   Other long-term liabilities (Note 7)               5,026       8,476
   Net long-term liabilities of discontinued
      operations (Note 10)                              227           -
   Commitments and contingencies (Notes 1 and 6)
   Shareholders' equity (Notes 7 and 8):
       Preferred stock, par value $.01 per
           share, 2,000,000 shares authorized,
           none issued                                    -           -
       Common stock, par value $.01 per share:
           Class A, 1,000,000 shares authorized,
              427,262 and 449,370 shares issued in
              1995 and 1994, respectively                 4           4
           Class B, 18,000,000 shares authorized,
              8,930,903 and 8,558,795 shares issued
              in 1995 and 1994, respectively             89          86
       Paid-in capital                               16,533       7,623
       Retained earnings                            121,697     116,890
                                                    -------     -------
                                                    138,323     124,603
       Cost of Class B common stock in treasury;
           353,617 shares in 1995 and 300,367
           shares in 1994                            (3,403)     (2,591)
       Pension liability adjustment (Note 7)         (1,507)       (454)
                                                    -------     -------
           Total shareholders' equity               133,413     121,558
                                                    -------     -------
   Total liabilities and shareholders' equity      $200,916    $198,678
                                                    =======     =======
   See accompanying notes

   Consolidated Statements of Income

   Years ended September 30, 1995, 1994, and September 25, 1993
   (In thousands, except per share amounts)
                                                   1995      1994       1993

   Continuing operations:
      Net shipments (Note 9)                   $437,907  $582,475   $537,065
      Cost of goods sold                        379,799   509,458    480,556
                                                -------   -------    -------
      Gross profit                               58,108    73,017     56,509

   Operating expenses:
      Selling, general and administrative        33,540    43,660     35,752
      Engineering, research and development       5,443     6,597      8,973
                                                -------   -------    -------
   Total operating expenses                      38,983    50,257     44,725
                                                -------   -------    -------
   Income from operations                        19,125    22,760     11,784

   Other income (expense):
      Interest expense                             (511)     (770)    (3,533)
      Interest income                               774       249         64
      Miscellaneous, net                           (466)     (137)       270
                                                -------   -------    -------
                                                   (203)     (658)    (3,199)
                                                -------   -------    -------
   Income from continuing operations before
     income taxes and accounting change          18,922    22,102      8,585

   Provision for income taxes (Note 4)            7,285     8,544      2,901
                                                -------   -------    -------

   Income from continuing operations before
     accounting change                           11,637    13,558      5,684

   Cumulative effect of change in method of
     accounting for postretirement benefits,
     net of income tax benefit of $2,726
     (Note 7)                                         -         -      4,088
                                                -------   -------    -------
   Income from continuing operations             11,637    13,558      1,596

   Discontinued operations (Note 10):
      Loss from discontinued operations,
        net of income tax benefit (provision)
        of $1,623 in 1995, ($353) in 1994,
        and $128 in 1993                         (3,137)     (504)      (533)
      Gain on disposal of operations,
        including income tax benefit of $357        716         -          -
                                               --------   -------    -------
                                                 (2,421)     (504)      (533)
                                               --------  --------    -------
   Net income                                  $  9,216 $  13,054   $  1,063
                                               ========  ========    =======
   Earnings per common share:
      Income from continuing operations
        before accounting change               $   1.32 $    1.56   $    .65
      Cumulative effect of accounting
        change                                        -         -       (.47)
      Discontinued operations                      (.28)     (.06)      (.06)
                                                -------   -------    -------
   Net income                                  $   1.04 $    1.50   $   0.12
                                                =======   =======    =======

   See accompanying notes

   Consolidated Statements of Shareholders' Equity

   Years ended September 30, 1995, 1994, and September 25, 1993
   (In thousands, except share and per share amounts)
                                                                                             Pension
                                          Common      Paid-In    Retained     Treasury     Liability
                                           Stock      Capital    Earnings        Stock    Adjustment        Total

   Balance at September 30, 1992             $90      $17,399    $111,410      $(2,769)    $       -     $116,130
     Net income                                -            -       1,063            -             -        1,063
     Cash dividends:
        Class A common
          ($.435 per share)                    -            -        (196)           -             -         (196)
        Class B common
          ($.500 per share)                    -            -      (4,119)           -             -       (4,119)
     Exercise of stock options                 -            -           -            2             -            2
     Pension liability adjustment
       (Note 7)                                -            -           -            -          (876)        (876)
                                         -------       ------     -------      -------       -------      -------
   Balance at September 25, 1993              90        7,399     108,158       (2,767)         (876)     112,004
     Net income                                -            -      13,054            -             -       13,054
     Cash dividends:
        Class A common
          ($.435 per share)                    -            -        (196)           -             -         (196)
        Class B common
          ($.500 per share)                    -            -      (4,126)           -             -       (4,126)
     Exercise of stock options                 -           34           -          176             -          210
     Incentive compensation awards             -          190           -            -             -          190
     Pension liability adjustment
       (Note 7)                                -            -           -            -           422          422
                                         -------       ------     -------      -------       -------      -------
   Balance at September 30, 1994              90        7,623     116,890       (2,591)         (454)     121,558
     Sale of 350,000 shares of
        common stock                           3        5,247           -            -             -        5,250
     Sale of 1,250,000 stock
        warrants                               -        4,187           -            -             -        4,187
     Common stock issuance costs
        and stock restriction agreement        -         (863)          -            -             -         (863)
     Net income                                -            -       9,216            -             -        9,216
     Cash dividends:
        Class A common
          ($.435 per share)                    -            -        (191)           -             -         (191)
        Class B common
          ($.500 per share)                    -            -      (4,218)           -             -       (4,218)
     Purchase of treasury stock                -            -           -         (933)            -         (933)
     Exercise of stock options                 -           12           -          121             -          133
     Incentive compensation awards             -          327           -            -             -          327
     Pension liability adjustment
       (Note 7)                                -            -           -            -        (1,053)      (1,053)
                                         -------      -------     -------      -------       -------      -------
   Balance at September 30, 1995             $93      $16,533    $121,697      $(3,403)      $(1,507)    $133,413
                                         =======      =======     =======      =======       =======     ========

   See accompanying notes

   Consolidated Statements of Cash Flows

   Years ended September 30, 1995, 1994, and September 25, 1993
   (In thousands)
                                                1995       1994        1993
   Operating activities:
     Net income                               $11,637    $13,558   $  1,596
     Adjustments to reconcile net
       income to net cash provided
       by operating activities:
     Depreciation and amortization              8,409      9,278      8,292
     Deferred income taxes                      2,577     (3,659)    (7,279)
     Cumulative effect of accounting
       change                                       -          -      6,814
     Loss on disposal of property,
       plant and equipment                         93        500        373
     Changes in operating assets and
       liabilities:
          Receivables                          (7,606)    35,241    (18,196)
          Inventories                             (38)    14,494     30,294
          Prepaid expenses                      1,946       (739)    (2,881)
          Deferred charges                        (94)     5,244      4,881
          Accounts payable                     (4,314)   (15,002)     2,002
          Income taxes                            636     (1,421)     3,943
          Payroll-related obligations             313        587        (93)
          Accrued warranty                       (736)     1,810        419
          Other current liabilities            (1,779)     5,362      1,630
          Other long-term liabilities          (4,764)     2,455      4,076
                                              -------    -------    -------
     Total adjustments                         (5,357)    54,150     34,275
                                              -------    -------    -------
   Net cash provided by operating
    activities                                  6,280     67,708     35,871
                                              -------    -------    -------
   Investing activities:
     Additions to property, plant and
       equipment                               (5,347)    (5,178)    (7,182)
     Increase in other assets                    (937)    (1,243)    (4,837)
                                              -------    -------   --------
   Net cash used by investing activities       (6,284)    (6,421)   (12,019)
                                              -------    -------   --------
   Net cash provided (used) by
    discontinued operations                    10,482     (2,851)       702

   Financing activities:
     Net payments on lines of credit                -    (39,082)   (19,871)
     Sale of common stock and common
        stock warrants, net of issuance
        costs                                   8,574          -          -
     Purchase of treasury stock and
        proceeds from exercise of stock
        options, net                             (800)       210          2
     Dividends paid                            (4,372)    (4,320)    (4,314)
                                              -------    -------    -------
   Net cash provided (used) by
    financing activities                        3,402    (43,192)   (24,183)
                                              -------    -------    -------
   Increase in cash and cash equivalents       13,880     15,244        371
   Cash and cash equivalents at
    beginning of year                          15,836        592        221
                                              -------    -------    -------

   Cash and cash equivalents at end
    of year                                   $29,716    $15,836   $    592
                                               ======     ======    =======
   Supplementary disclosures:
     Cash paid for interest:
        Continuing operations                 $   605    $   858   $  3,524
        Discontinued operations               $   709    $   994   $    703
     Cash paid for income taxes               $ 2,114    $13,972   $  3,382



   See accompanying notes.

   Notes To Consolidated Financial Statetments

   Years ended September 30, 1995, 1994, and September 25, 1993.
   (In thousands, except share and per share amounts.)

   1. Summary of Significant Accounting Policies

   Consolidation and Presentation

   The consolidated financial statements include the accounts of Oshkosh Truck Corporation and its wholly owned subsidiaries (collectively referred to as the company).

   Government Contracts

   The company derives a significant portion of its revenue from the U.S. Government (see Note 9). Inherent in doing business with the U.S. Government are certain risks, including technological changes and changes in levels of defense spending. Shipments and related cost of goods sold under fixed-price contracts, which the company has with the government, are recorded as units are accepted by the government. Amounts for government-ordered changes are not invoiced until they are agreed upon by the government. Recognition of profit on government-ordered changes and certain contracts is based upon estimates which may be revised during the term of the contract.

   All U.S. Government contracts contain a provision that they may be terminated at any time for the convenience of the government. In such an event, the company is entitled to recover allowable costs plus a reasonable profit earned to the date of termination.

   Various actions or claims have been asserted or may be asserted in the future by the government against the company. During 1993, the company entered into a $3.5 million settlement with the U.S. Government related to alleged noncompliance with certain cost accounting standards. Of that amount, $2.9 million was charged to cost of sales in 1993, with the remainder amortized over units delivered under the PLS contract in 1994 and 1995 and to be delivered in 1996.

   A potential action by the government against the company in connection with a grand jury investigation which commenced in 1989 remains pending. In addition, in October 1992, the company responded to a grand jury investigation of Steeltech Manufacturing, Inc., a supplier to the company. No charges have been filed against the company or its employees in either action. The company and its employees are cooperating fully with both investigations. No provisions for loss for either investigation are included in the consolidated financial statements because the company cannot reasonably estimate what, if any, costs may result from these actions. Costs incurred in responding to these actions have been expensed as incurred.

   Cash Equivalents

   Cash equivalents consist of commercial paper ($14,787 in 1995 and $10,900 in 1994), government repurchase agreements ($7,381 in 1995 and $2,400 in
   1994), and Eurodollar time deposits ($7,406 in 1995 and $2,400 in 1994), all maturing within 30 days of purchase date. Cash equivalents are stated at cost, which approximates fair value. There are no unrealized gains or losses at September 30, 1995 or 1994, related to these investments.

   Inventories

   The company values its inventories at the lower of cost, computed principally on the last-in, first-out (LIFO) method or market. If the company had used the first-in, first-out (FIFO) method, inventories would have been $6,973 and $6,212 higher than reported at September 30, 1995 and 1994, respectively. Inventories do not include general and administrative expenses related to U.S. Government contracts.

   Property, Plant, and Equipment

   Depreciation has been provided over the estimated useful lives of the respective assets principally on accelerated methods.

   Deferred Charges

   Deferred charges include certain engineering and technical support costs incurred in connection with multi-year government contracts. These costs are charged to expense when the related project is billable to the government, or are amortized to cost of goods sold as base units are delivered under the related contracts.

   Other Assets

   Other assets include capitalized software and related costs which are being amortized on a straight-line method over a five-year period, prepaid funding of pension costs and certain investments. These investments include $3,025 in a Mexican bus manufacturer accounted for under the cost method. The company also has investments aggregating $1,100 in a minority-owned supplier and a joint venture which leases equipment to the minority-owned supplier. The company has guaranteed loans of the joint venture totaling $1,699 at September 30, 1995 and $2,218 at September 30, 1994.

   Warranty Costs

   The company provides for the estimated cost of warranty work related to specific shipments. Amounts expensed related to continuing operations in 1995, 1994 and 1993 were $4,368, $3,746 and $2,538, respectively.

   Income Per Common Share

   Income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding (8,823,766, 8,699,846 and 8,686,973 in 1995, 1994 and 1993, respectively). Stock options, warrants and stock issuable under incentive compensation awards were not dilutive in any of the periods reported.

   Reclassifications

   Certain reclassifications have been made to the 1994 and 1993 consolidated financial statements to conform to the 1995 presentation.

   2. Receivables

   Receivables at September 30, consist of the following:

                                   1995         1994
   U.S. Government:
     Amounts billed, net         $34,101      $21,338
     Amounts unbilled              5,198        4,277
                                  ------       ------
                                  39,299       25,615

   Commercial customers           16,930       23,469
   Other                           1,145          684
                                  ------       ------
                                 $57,374      $49,768
                                  ======       ======

   The receivables from the U.S. Government result principally from multi-year contracts. The unbilled amounts represent estimated claims for government-ordered changes which will be invoiced upon completion of negotiations and price adjustment provisions which will be invoiced when they are agreed upon by the government.

   3. Inventories

   Inventories at September 30, consist of the following:

                                       1995         1994
   Finished products               $  3,368     $  8,593
   Products in process               15,132        9,191
   Raw materials                     35,106       34,171
                                    -------      -------
   Inventories at FIFO cost          53,606       51,955
   Less:
     Progress payments on
       U.S. Government contracts        852            -
     Allowance for reduction
       to LIFO cost                   6,973        6,212
                                    -------      -------
                                    $45,781      $45,743
                                    =======      =======

   Title to all inventories related to U.S. Government contracts which provide for progress payments vests in the government to the extent of unliquidated progress payments.

   4. Income Taxes

   The provision for income taxes consists of the following:

                            1995      1994         1993
   Current:
      Federal             $5,572   $12,550       $6,417
      State                  873     1,889        1,036
                          ------    ------       ------
                           6,445    14,439        7,453
   Deferred:
      Federal                763    (5,391)      (4,075)
      State                   77      (504)        (477)
                          ------    ------        -----
                             840    (5,895)      (4,552)
                          ------    ------        -----
                          $7,285   $ 8,544       $2,901
                           =====    ======       ======

   The components of the deferred income tax assets and liabilities at September 30, are as follows:

                                            1995       1994
   Deferred tax assets:
      Postretirement benefit
        obligations                      $  4,380   $  3,121
      Payroll-related obligations           1,388      1,703
      Accrued warranty                      1,068      2,475
      Other current liabilities             4,030      4,842
      Revenue recognition                     876      4,135
      Deferred charges                        902        469
      Investments in affiliates               160        555
      Net assets of discontinued
        operations                            847          -
                                          -------    -------
   Total deferred tax assets               13,651     17,300

   Deferred tax liabilities:
      Depreciation and
        amortization                        5,549      6,142
      Prepaid expenses                        805      1,675
      Inventories                             392        186
                                          -------    -------
   Total deferred tax liabilities           6,746      8,003
                                          -------    -------
                                            6,905      9,297
   Valuation allowance for
      investment in affiliates                  -        515
                                          -------    -------
   Net deferred income taxes             $  6,905   $  8,782
                                          =======    =======


   A reconciliation of the provision for income taxes computed at the federal statutory income tax rate to the income tax provision is as follows:

                                      1995      1994        1993
   Provision for income
     taxes at statutory rate        $6,623     $7,736     $3,005
   Increase (decrease)
     in taxes resulting from:
       State income taxes,
         net of federal
         tax benefit                   662        727        305
       Benefit from untaxed
         earnings of the foreign
         sales corporation            (116)       (80)      (374)
       Other, net                      116        161        (35)
                                     -----     ------     ------
                                    $7,285     $8,544     $2,901
                                     =====      =====      =====

   5. Long-Term Debt

   The company has an unsecured revolving credit agreement with a group of banks permitting borrowings and letters of credit of up to $45.0 million through February 20, 1998. The agreement allows the company to borrow at various rates equivalent to or less than the current prime rate of Firstar Bank. The company is required to pay a commitment fee of 1/8% on the unused facility. The agreement requires the company to maintain certain minimum financial ratios and restricts the payment of dividends, capital expenditures, business acquisitions and additional indebtedness. As of September 30, 1995, retained earnings available for the payment of dividends totaled $3.3 million. As of September 30, 1995, the company had no borrowings under the agreement but had letters of credit outstanding of $2.0 million. The average borrowings for 1995 and 1994 amounted to approximately $2.2 million and $10.5 million, respectively, at a weighted average interest rate of 9.0% and 5.75%, respectively. The maximum amount of borrowings at any month-end during 1995 and 1994 was $18.5 million and $24.0 million, respectively.

   At September 30, 1994, the company had outstanding $8,700 of industrial development revenue bonds that were used to finance the construction of a chassis manufacturing facility. The bonds were assumed by the purchaser of the chassis businesses (see Note 10).

   6. Operating Leases

   Total rental expense for plant and equipment charged to continuing operations under noncancellable operating leases was $1,004, $955 and $1,547 in 1995, 1994 and 1993, respectively. Minimum annual rental payments due under operating leases for subsequent fiscal years are: 1996- $805; 1997-$603; 1998-$451; and 1999-$203.

   Included in rental expense are charges of $215, $304 and $332 in 1995, 1994 and 1993, respectively, relating to leases between the company and certain shareholders.

   7. Employee Benefit and Incentive Plans

   The company has defined benefit pension plans covering substantially all employees. The plans provide benefits based on compensation, years of service and date of birth. The company's policy is to fund the plans in amounts which comply with contribution limits imposed by law.

   Components of net periodic pension cost for these plans for 1995, 1994 and 1993, including discontinued operations, which is not significant in any year presented, are as follows:

                                      1995       1994       1993

   Service cost -
     benefits earned
     during year                    $1,140     $1,227     $  986
   Interest cost on
     projected benefit
     obligations                     1,862      1,684      1,506
   Actual return on
     plan assets                    (2,505)      (296)      (743)
   Net amortization
     and deferral                      438     (1,523)      (948)
                                   -------    -------    -------
   Net periodic
     pension cost                      935      1,092        801
   Curtailment loss
     related to reduction
     in work force                       -        560          -
                                   -------    -------    -------
   Net periodic
     pension cost                  $   935     $1,652     $  801
                                   =======    =======     ======


   The following table summarizes the funded status of the pension plans and the amounts recognized in the company's consolidated balance sheets at September 30, 1995 and 1994.

                                                        1995                           1994

                                                Assets         Assets
                                                Exceed         Accumulated    Exceed         Accumulated
                                                Accumulated    Benefits       Accumulated    Benefits
                                                Benefits       Exceed Assets  Benefits       Exceed Assets

   Actuarial present value of benefit
    obligations:
      Vested                                     $11,847         $8,288       $10,072          $6,250
      Nonvested                                      561            458           477             345
                                                  ------          -----       -------           -----
   Accumulated benefit obligations                12,408          8,746        10,549           6,595
   Adjustment for projected benefit
    obligations                                    6,039              -         5,134               -
                                                  ------         ------        ------           -----
   Projected benefit obligations                  18,447          8,746        15,683           6,595
   Plan assets at fair value                      16,229          7,148        14,450           5,933
                                                  ------         ------        ------           -----
   Projected benefit obligations in
     excess of plan assets                        (2,218)        (1,598)       (1,233)           (662)
   Unrecognized net transition asset                (237)          (491)         (264)           (536)
   Unrecognized net loss                           4,155          3,002         2,793           1,295
   Unrecognized prior service cost                    33            340            86             366
   Adjustment required to recognize
     minimum liability                                 -         (2,851)            -          (1,125)
                                                   -----        -------        ------          ------
   Prepaid pension asset (liability)             $ 1,733        $(1,598)      $ 1,382         $  (662)
                                                  ======         ======         =====           =====

   Generally accepted accounting principles require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. This amount is recorded as a long-term liability ($2,851 in 1995 and $1,125 in 1994) with an offsetting intangible asset ($340 in 1995 and $366 in 1994) to the extent of unrecognized prior service cost. In addition, the company recorded a reduction of shareholders' equity of $1,507 in 1995 and $454 in 1994, net of income tax benefits of $1,004 in 1995 and $304 in 1994.
   The plans' assets are comprised of investments in commingled equity and fixed income funds and individually managed equity portfolios.

   Actuarial assumptions are as follows:

                                      1995        1994        1993

   Discount rate                     7.50%       8.25%       7.50%
   Rate of increase
      in compensation                4.50%       4.50%       4.50%
   Expected long-term
      rate of return on
      plan assets                    9.25%       9.25%       9.25%

   In addition to providing pension benefits for the majority of its employees, the company provides health benefits to retirees and their eligible spouses. Substantially all of the company's employees become eligible for these benefits if they reach normal retirement age while working for the company.

   Effective October 1, 1992, the company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires that the cost of these benefits be recognized during the employee's active working career rather than accounting for them on a cash basis as had been the company's prior practice. The cumulative effect of adopting SFAS No. 106 on the immediate recognition basis as of October 1, 1992, was a charge to operations of $4,088, net of income tax benefits of $2,726.

   The following table summarizes the status of the plan and the amounts recognized in the company's consolidated balance sheets at September 30, 1995 and 1994:

                                     1995        1994

   Accumulated postretirement
      benefit obligations:
   Retirees                        $2,859      $2,988
   Fully eligible active
    participants                      387         497
   Other active participants        4,749       4,396
                                  -------     -------
                                    7,995       7,881
   Unrecognized net gain              844         278
                                  -------     -------
   Postretirement benefit
      obligations                  $8,839      $8,159
                                   ======      ======

   Net periodic postretirement benefit cost for continuing operations for 1995, 1994 and 1993, including discontinued operations, which is not significant in any year reported, includes the following components:

                                      1995        1994        1993
   Service cost,
     benefits attributed
     for service of active
     employees for the period         $372      $  472      $  439
   Interest cost on the
     accumulated
     postretirement
     benefit obligation                610         658         579
   Amortization of
     unrecognized loss                   -          26           -
                                    ------       -----       -----
   Net periodic
     postretirement
     benefit cost                     $982      $1,156      $1,018
                                    ======       =====       =====


   Net change in postretirement benefit obligations includes the following:

                                                  1995        1994

   Balance at beginning of year                 $8,159      $7,726
   Benefits paid                                  (207)       (347)
   Net periodic postretirement
     benefit cost                                  982       1,156
   Curtailment gain related to
     reduction in work force                       (95)       (376)
                                                 -----       -----
   Balance at end of year                       $8,839      $8,159
                                                 =====       =====


   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12.0% in 1995, declining to 6.5% in 2007. The weighted average discount rate used in determining the postretirement benefit obligation was 7.5%. If the health care cost trend rate was increased by 1%, the postretirement benefit obligation at September 30, 1995, would increase by $707 and net periodic postretirement benefit cost would increase by $109.

   The company has defined contribution 401(k) plans covering substantially all employees. The plans allow employees to defer 2% to 19% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive company matching contributions. For every dollar an employee contributes (up to 4% of one's income on a pre-tax basis), the company will contribute $.25. Amounts expensed for company matching contributions for continuing operations were $407, $435 and $439 in 1995, 1994 and 1993, respectively.

   Under the 1990 Incentive Stock Plan for Key Employees (the Plan), officers, other key employees and directors may be granted options to purchase up to an aggregate of 825,000 shares of the company's Class B common stock at not less than the fair market value of such shares on the date of grant. Participants may also be awarded grants of restricted stock under the Plan. The Plan expires on April 9, 2000. Options become exercisable ratably on the first, second and third anniversary of the date of grant. Options to purchase shares expire not later than ten years and one month after the grant of the option.

   The following table sets forth information with respect to the Plan:

                                     Shares       Price Range

   Outstanding at
     September 30, 1992             132,084    $7.88 - $15.25
       Options granted               48,500             $9.75
       Options exercised               (167)            $7.88
       Options cancelled             (2,000)           $15.25
                                   --------
   Outstanding at
     September 25, 1993             178,417    $7.88 - $15.25
       Options granted              242,400    $9.13 - $10.50
       Options exercised             (5,750)            $7.88
       Options cancelled            (14,418)   $7.88 - $15.25
                                   --------
   Outstanding at
     September 30, 1994             400,649    $7.88 - $15.25
       Options granted              100,500   $11.25 - $14.00
       Options exercised            (14,250)    $7.88 - $9.75
       Options cancelled             (9,831)   $9.38 - $15.25
                                    -------
   Outstanding at
     September 30, 1995             477,068    $7.88 - $15.25
                                    =======

   At September 30, 1995, 224,297 options are exercisable and 283,849 options are available for grant under the Plan.

   Under the 1994 Long-Term Incentive Compensation Plan, executive officers may be granted incentive compensation awards of up to an aggregate of 540,000 performance units. Payouts under such awards are at the discretion of the Compensation Committee of the Board of Directors, and will be in the form of cash, Class B common stock or a combination thereof. The payouts are based on the company's average return on shareholders' equity over a defined performance period. The plan allows for awards to be granted through December 31, 1999.

   8. Shareholders' Equity

   On June 2, 1995, the company entered into a strategic alliance agreement with Freightliner Corporation. The alliance agreement calls for a partnering of the company and Freightliner in manufacturing and marketing commercial and military trucks. As part of the agreement, Freightliner purchased 350,000 shares of the company's Class B common stock for $15.00 per share and warrants for the purchase of 1,250,000 additional shares of Class B common stock exercisable at $16.50 per share through June 2, 2003.

   During 1995, the company entered into a stock restriction agreement with two shareholders owning the majority of the company's Class A common stock. The agreement is intended to allow for an orderly transition of Class A common stock into Class B common stock. The agreement provides that at the time of death or incapacity of the latest to survive, the two shareholders will exchange all of their Class A common stock for Class B common stock, and at that time, if not earlier, will support an amendment to the Articles of Incorporation which will provide for a mandatory conversion of all Class A common stock into Class B common stock.

   Dividends are required to be paid on both the Class A and Class B common stock at any time that dividends are paid on either. Each share of Class B common stock is entitled to receive 115% of any dividend paid on each share of Class A common stock, rounded up or down to the nearest $0.0025 per share.

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

   During 1995, the company announced an offer to the holders of the company's Class A common stock to convert any or all Class A common stock to Class B common stock on a one-for-one basis. In addition, the company has authorized the buyback of up to one million shares of the company's Class B common stock. The company has reserved 2,550,917 shares of Class B common stock at September 30, 1995, to provide for the exercise of outstanding stock options and warrants, the granting of stock options, and the issuance of common stock under incentive compensation awards.

   9. Net Shipments

   Net shipments consist of sales to the following markets:


                                       1995        1994       1993

   Domestic:
      U.S. Government              $259,462    $424,995   $372,574
      Commercial                    159,326     144,133    107,941
   Export                            19,119      13,347     56,550
                                   --------    --------   --------
                                   $437,907    $582,475   $537,065
                                   ========    ========   ========

   U.S. Government sales include $2,619 and $5,915 in 1994 and 1993, respectively, for products sold internationally under the Foreign Military Sales Program. There were no such sales in 1995.

   10. Discontinued Operations

   On June 2, 1995, Freightliner Corporation acquired certain assets of the company's motor home, bus and van chassis business. The consideration included cash of $23,815 and the assumption by Freightliner of certain liabilities. The assets sold to Freightliner consisted of inventories, property, plant and equipment and the company's ownership interest in a Mexican chassis manufacturer. The liabilities assumed by Freightliner included warranty obligations related to previously produced chassis and the industrial revenue bonds that were secured by the underlying real estate.

   The disposition of the chassis business has been accounted for as a discontinued operation and, accordingly, prior years' financial statements have been restated to reflect the chassis business as a discontinued operation for all years presented. Revenues of the chassis business for 1995 (through the date of sale), 1994 and 1993 were $55,804, $109,032 and
   $97,947, respectively.

   Net assets or liabilities of the discontinued operation have been segregated in the consolidated balance sheets. Details of such amounts at September 30, were as follows:

                                        1995         1994

   Receivables                       $ 3,871     $  8,181
   Receivable from joint
     venture in Mexico                     -        7,977
   Inventories                         1,421        9,166
   Accounts payable and
     payroll-related obligations        (326)      (5,393)
   Accrued liabilities                (1,100)      (3,644)
   Other, net                           (593)        (405)
                                      ------       ------
   Net current assets of
     discontinued operations         $ 3,273      $15,882
                                      ======       ======
   Property, plant and
     equipment, net                  $     -      $ 8,446
   Receivable from joint
     venture in Mexico                 3,165            -
   Long-term debt                          -       (8,700)
   Accrued warranty                   (2,694)           -
   Other, net                           (698)         321
                                      ------      -------
   Net long-term assets
     (liabilities) of discontinued
     operations                      $  (227)     $    67
                                      ======       ======

   The company has allocated interest on the debt which was assumed by Freightliner to discontinued operations. Interest expense included in discontinued operations totaled $685, $1,000 and $699 in 1995, 1994 and 1993, respectively.

   Report of Ernst & Young LLP, Independent Auditors


   Board of Directors
   Oshkosh Truck Corporation


   We have audited the accompanying consolidated balance sheets of Oshkosh Truck Corporation (the company) as of September 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the company at September 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

   As discussed in Note 7 to the financial statements, the company changed its method of accounting for postretirement benefits other than pensions effective October 1, 1992.


                                                ERNST & YOUNG LLP

   November 7, 1995
   Milwaukee, Wisconsin

   ["Financial Statistics" section]

   Financial Statistics

   Common Dividends

   Quarterly (Payable February, May, August, November)
   (In thousands, except per share amounts)


                                       Fiscal 1995                              Fiscal 1994
                         4th Qtr.  3rd Qtr.  2nd Qtr.   1st Qtr.  4th Qtr.  3rd Qtr.   2nd Qtr.  1st Qtr.

    Class A Cash
     Dividend:
      Declared             $46       $47        $49       $49       $49        $49       $49        $49
      Per Share         .10875    .10875     .10875    .10875    .10875     .10875    .10875     .10875

    Class B Cash
     Dividend:
      Declared          $1,073    $1,079     $1,033    $1,033    $1,032     $1,032    $1,032     $1,030
      Per Share           .125      .125       .125      .125      .125       .125      .125       .125


   The information included in this exhibit reflects dividends as set forth in the Consolidated Statements of Shareholders' Equity (see page 11).

   Oshkosh Truck Corporation Class B Common Stock Price*

   The company's common stock is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market system. The following table sets forth prices reflecting actual sales as reported on the NASDAQ National Market System.

   Quarter
   Ended             Fiscal 1995         Fiscal 1994
                    High     Low        High     Low

   September      $15 3/4   $12 1/4   $11 1/4   $10
   June            13 1/2    12 1/4    11 1/2     8 3/4
   March           14        10 3/4    11 3/4     8 3/4
   December        11 7/8    10 5/8     9 3/8     8 5/8



   *There is no established public trading market for Class A common stock.

   Quarterly Financial Data (Unaudited)
   (In thousands, except per share amounts)


                                      Fiscal 1995                              Fiscal 1994
                       4th Qtr.  3rd Qtr.  2nd Qtr.   1st Qtr.  4th Qtr.  3rd Qtr.   2nd Qtr.  1st Qtr.

    Net Shipments     $108,650  $126,400   $107,440   $95,417  $131,328   $155,938  $153,827   $141,382
    Gross Profit        14,948    16,945     13,876    12,339    20,450     18,666    17,079     16,822
    Income From
     Continuing
     Operations          3,278     4,098      1,762     2,499     3,504      4,275     1,923      3,856
     Per Share             .36       .46        .21       .29       .40        .49       .22        .45
    Discontinued
     Operations              -    (1,010)      (423)     (988)     (346)      (601)      836       (393)
     Per Share               -      (.11)      (.05)     (.12)     (.04)      (.07)      .10       (.05)
    Net Income           3,278     3,088      1,339     1,511     3,158      3,674     2,759      3,463
     Per Share             .36       .35        .16       .17       .36        .42       .32        .40


   The fourth quarter of 1995 includes, on an after-tax basis, approximately $1.5 million charges for inventory adjustments and additions to accrued warranty partially offset by certain adjustments to other liabilities.