Form 10-K405, Exhibit 13
period 1996-09-30
OSHKOSH TRUCK CORP
filed 1996-12-27
CIK 775158

Financial Highlights

   Years ended September
   (In thousands, except per share amounts)

                            1996       1995        1994       1993      1992

   Net Sales            $413,455   $438,557    $581,275   $537,065  $562,361
   Income (Loss) From
    Continuing
    Operations              (241)    11,637      13,558      1,596(1) 13,607
      Per Share             (.03)      1.32        1.56        .18(1)   1.57

   Discontinued
    Operations            (2,859)    (2,421)       (504)      (533)   (4,836)
      Per Share             (.32)      (.28)       (.06)      (.06)     (.56)

   Net Income (Loss)      (3,100)     9,216      13,054      1,063(1)  8,771
    Per Share               (.35)      1.04        1.50        .12(1)   1.01

   Dividends Per Share
    Class A                 .435       .435        .435       .435      .435
    Class B                 .500       .500        .500       .500      .500

   Total Assets          435,161    200,916     198,678    235,386   247,390

   Expenditures for
    Property, Plant,
    and Equipment          5,355      5,347       5,178      7,697     9,494

   Depreciation            7,616      7,385       8,300      7,496     6,502

   Net Working Capital    67,469     91,777      82,010    100,967   118,026

   Long-Term Debt
    (Including Current
    Maturities)          157,882        -           610     40,338    58,868

   Shareholders'
    Equity               121,602    113,413     121,558    112,004   116,130

    Per Share              14.08      14.82       13.96      12.89     13.37

   Backlog               433,000(2) 350,000     498,000    437,000   487,000

   (1) After a charge of $4.1 million, or $.47 per share, to reflect the cumulative effect of change in method of accounting for postretirement benefits.
   (2)  Includes $118.0 million related to Pierce.

                              Financial Statistics

   Common Dividends
   Quarterly (Payable February, May, August, November)
   (In thousands, except per share amounts)

                                       Fiscal 1996
                                                                                     Fiscal 1995
                             4th Qtr.  3rd Qtr. 2nd Qtr.  1st Qtr.        4th Qtr.  3rd Qtr.  2nd Qtr.  1st Qtr.

   Class A Cash Dividend:
      Declared              $    45   $    45   $    44   $    43        $    46    $    47  $    49    $    49
      Per Share              .10875    .10875    .10875    .10875         .10875     .10875   .10875     .10875

   Class B Cash Dividend:
      Declared               $1,019    $1,040    $1,054    $1,061         $1,073     $1,079   $1,033     $1,033
      Per Share                .125      .125      .125      .125           .125       .125     .125       .125

   Oshkosh Truck Corporation Class B Common Stock Price*

   The company's common stock is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System. The following table sets forth prices reflecting actual sales as reported on the NASDAQ National Market System.

   Quarter
    Ended                    Fiscal 1996         Fiscal 1995
                            High       Low      High        Low

   September               $14-1/2    $11-1/4  $15-3/4     $12-1/4
   June                     15-3/8     13-7/8   13-1/2      12-1/4
   March                    15-3/4     13-3/8   14          10-3/4
   December                 15-3/4     14-1/4   11-7/8      10-5/8


   *There is no established public trading market for Class A common stock.

   Quarterly Financial Data (Unaudited)
   (In thousands, except per share amounts)

                                       Fiscal 1996
                                                                                     Fiscal 1995
                             4th Qtr.  3rd Qtr. 2nd Qtr.  1st Qtr.        4th Qtr.  3rd Qtr.  2nd Qtr.  1st Qtr.

   Net Sales               $117,983  $111,950  $103,139   $80,383       $109,300   $126,400 $107,440    $95,417
   Gross Income               4,559     7,768    12,780    10,604         14,004     15,795   12,645     11,946
   Income (Loss) From
     Continuing Operations   (1,645)   (2,398)    2,230     1,572          3,278      4,098    1,762      2,499
     Per Share                 (.19)     (.27)      .25       .18            .36        .46      .21        .29
   Discontinued
     Operations                (648)   (2,211)       -         -              -      (1,010)    (423)      (988)
     Per Share                 (.07)     (.25)       -         -              -        (.11)    (.05)      (.12)
   Net Income (Loss)         (2,293)   (4,609)    2,230     1,572          3,278      3,088    1,339      1,511
     Per Share                 (.26)     (.52)      .25       .18            .36        .35      .16        .17


   For the fourth quarter of 1996, continuing operations includes, on an after-tax basis, approximately $2.4 million related to the IPF subcontract and additional warranty provisions partially offset by reversal of $2.0 million of income tax provisions and related accrued interest. Discontinued operations for the fourth quarter of 1996 includes $0.6 million of after-tax charges related to adjustments of estimated warranty expenses.

   The fourth quarter of 1995 includes, on an after-tax basis, approximately $1.5 million of charges for inventory adjustments and additions to accrued warranty partially offset by certain adjustments to other liabilities.

   Quarterly results for 1995 and for the first three quarters of 1996 have been restated from amounts previously reported to conform with the presentation of certain items in the fourth quarter of 1996.

                             Shareholder Information

   Annual Meeting
   The Annual Meeting of Shareholders of
   Oshkosh Truck Corporation will be held on Monday, February 3, 1997, at 10:00 a.m.
   at the Experimental Aircraft Museum,
   3000 Poberezny Road, Oshkosh, Wisconsin 54901

   Stock Listing
   Oshkosh Truck Corporation Class B common stock is quoted on the National Market System of the National Association of Securities
   Dealers Automated Quotations (NASDAQ).
   The trading symbol is OTRKB.

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

   Transfer Agent and Registrar
   Firstar Trust Company
   P.O. Box 2077
   Milwaukee, Wisconsin 53201

   Independent Auditors
   Ernst & Young LLP
   111 East Kilbourn Avenue, Suite 900
   Milwaukee, Wisconsin 53202

   Corporate Headquarters
   2307 Oregon Street
   Oshkosh, Wisconsin 54901

   Mailing Address and Telephone
   Oshkosh Truck Corporation
   P.O. Box 2566
   Oshkosh, Wisconsin 54903-2566
   414-235-9150

                            Oshkosh Truck Corporation
         Management's Discussion and Analysis of Consolidated Financial
                       Condition and Results of Operations

   Results of Operations

   Fiscal Year 1996 Compared to Fiscal Year 1995

   Oshkosh Truck Corporation (the company) reported a net loss of $3.1 million, or $0.35 per share, on sales of $413.5 million for the year ended September 30, 1996, compared to net income of $9.2 million, or $1.04 per share, on sales of $438.6 million for the year ended September 30, 1995. The fiscal year 1996 results were adversely affected by after-tax charges of $11.3 million, including $3.2 million related to a defense subcontract to Steeltech Manufacturing, Inc. (Steeltech), $3.4 million associated with the company's Mexican bus affiliates, and warranty and other related costs of $4.7 million. The company also recognized after-tax benefits of $2.0 million on the reversal of income tax provisions and related accrued interest. During the third quarter of fiscal 1995, the company sold its chassis manufacturing business in the U.S. and its interest in a joint venture in Mexico producing chassis for the Mexican market to Freightliner Corporation (Freightliner). The activities of these businesses are reported as discontinued operations and resulted in a charge to income in fiscal 1995. In fiscal 1996, further after-tax charges of $1.2 million were reported with respect to warranty and other related costs of the discontinued operations. On September 18, 1996, the company acquired Pierce Manufacturing Inc. (Pierce), a leading U.S. fire truck manufacturer, with historical annualized sales of approximately $200 million. The results of Pierce from the date of acquisition to September 30, 1996, which are not material, have been included in the consolidated results of the company.

   Sales of both commercial and defense products declined in fiscal 1996 compared to fiscal 1995. Commercial sales in fiscal 1996 decreased $14.8 million or 8.4% from fiscal 1995 to $162.0 million principally due to a decline in sales of commercial van trailers of $31.7 million. Sales of all other commercial product lines increased in fiscal 1996 and Pierce contributed $6.0 million of sales in fiscal 1996. Sales of defense products totaled $251.5 million in fiscal 1996, a decrease of $10.2 million or 3.9% as compared to fiscal 1995. The decrease in defense sales is a result of delays in production of ISO-Compatible Palletized Flatracks
   (IPF) which are being produced by Steeltech under a subcontract from the company. Defense export sales were $60.9 million in fiscal 1996 compared to $1.6 million in fiscal 1995. Commercial export sales totaled $20.4 million and $17.5 million, respectively, in fiscal 1996 and fiscal 1995.

   Gross income in fiscal 1996 totaled $35.7 million or 8.6% of sales compared to $54.4 million or 12.4% of sales in fiscal 1995. Fiscal 1996 margins were reduced by pre-tax charges of $5.1 million related to production delays and cost overruns associated with the IPF subcontract to Steeltech, increased warranty and other related costs of $5.5 million (pre-tax), and lower volumes.

   Operating expenses totaled $39.3 million or 9.5% of sales in fiscal 1996 compared to $35.1 million or 8.0% of sales in fiscal 1995. The company recognized pre-tax charges of $3.2 million in fiscal 1996 to write-off its investment in Steeltech and to write-off its remaining investments and advances associated with its Mexican bus affiliates due to prolonged weakness in the Mexican economy and continuing high losses and high leverage reported by the Mexican affiliates.

   Miscellaneous income increased to $1.5 million in fiscal 1996 compared to miscellaneous expense of $0.5 million in fiscal 1995 as a result of the reversal of accrued interest related to income taxes.

   The credit for income taxes totaled $1.7 million in fiscal 1996 benefiting from the reversal of $1.0 million in income tax provisions recognized in earlier periods, compared to a provision for income taxes of $7.3 million in fiscal 1995.

   The $2.9 million after-tax loss from discontinued operations ($4.7 million pre-tax) in fiscal 1996 results from the write-off of receivables of $2.6 million (pre-tax) related to the company's Mexican bus affiliates and from a $2.1 million pre-tax charge for additional warranty and other related costs with respect to the company's former U.S. chassis business which was sold in June 1995. The $2.4 million after-tax loss from discontinued operations in fiscal 1995 reflects losses on the sale of the company's former U.S. chassis business and from the sale of an interest in a former Mexican bus affiliate.

   Fiscal Year 1995 Compared to Fiscal Year 1994

   Oshkosh Truck Corporation reported net income of $9.2 million, or $1.04 per share, on sales of $438.6 million for the year ended September 30, 1995, compared to net income of $13.1 million, or $1.50 per share, on sales of $581.3 million for the year ended September 30, 1994. The decline in earnings in the 1995 fiscal year as compared to the 1994 fiscal year was primarily related to lower defense sales. During the third quarter of fiscal 1995, the company sold its chassis manufacturing business in the U.S. and its interest in a joint venture in Mexico producing chassis for the Mexican market to Freightliner. The gain from the sale of the U.S. business was positive; however, the net result of discontinued operations was a loss of $2.4 million.

   Sales of commercial products increased in fiscal 1995 while sales of defense products declined from the historically high levels which existed in the 1992 through 1994 fiscal years. Sales to commercial markets increased by $20.6 million to $176.8 million during fiscal 1995 resulting from higher sales of construction and airport products which more than offset a decrease in sales of commercial van trailers as the trailer industry slowed late in the fiscal year. Sales of defense products decreased by $163.3 million to $261.7 million in fiscal 1995. Fiscal 1995 sales related, almost exclusively, to the Palletized Load System (PLS) and the Heavy Expanded Mobility Tactical Truck (HEMTT) contracts. Production under the PLS contract declined due to an anticipated contractual decrease in the production rate during fiscal 1995. Additionally, the Heavy Equipment Transporter (HET) contract ended in fiscal 1994. These decreases were partially offset by a resumption of HEMTT production which had earlier concluded midway through the 1993 fiscal year. Defense export sales were $1.6 million in fiscal 1995, compared to $3.9 million in fiscal 1994. Commercial export sales were $17.5 million and $12.1 million, respectively, in fiscal 1995 and fiscal 1994.

   Gross income during fiscal 1995 was $54.4 million or 12.4% of sales compared to $68.1 million or 11.7% of sales for fiscal 1994. Gross income decreased reflecting the lower sales volumes. The improved margin performance reflects improved control over material costs and manufacturing efficiencies.

   Operating expenses decreased 22.0% to $35.1 million or 8.0% of sales in fiscal 1995, compared to $45.0 million or 7.7% of sales during fiscal 1994. Fiscal 1994 includes pre-tax charges of $3.1 million relating to a reduction of work force in anticipation of lower levels of future business. The remaining decrease in operating expenses relates to strong controls over expense levels and decreased volumes in fiscal 1995 compared to fiscal 1994.

   Interest income increased from $0.3 million in fiscal 1994 to $0.8 million in fiscal 1995 due to higher average investment balances.

   The effective income tax rate for combined federal and state income taxes for fiscal 1995 was 38.5% compared to 38.7% in fiscal 1994.

   Acquisitions

   On September 18, 1996, the company acquired for cash all of the issued and outstanding stock of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S. The acquisition price of $156.9 million, net of cash acquired, and including related costs was financed from borrowings under a new bank credit facility. On November 9, 1995, the company through its wholly-owned subsidiary, Summit Performance Systems, Inc. (Summit), acquired the inventory, land, buildings, machinery and equipment, and technology of Friesz Manufacturing Company (Friesz), a manufacturer of concrete mixer systems and related aftermarket replacement parts, from available cash for $3.9 million.

   Financial Condition

   Year Ended September 30, 1996

   During fiscal 1996, cash decreased $29.6 million. The acquisitions of Pierce and Friesz for $160.8 million, cash used for operating activities of $16.2 million, capital additions of $5.4 million, stock repurchases of $5.4 million and dividends of $4.4 million, were funded principally from long-term borrowings of $157.9 million and from available cash. Cash was used for operating activities in fiscal 1996 due to higher working capital requirements associated with sales in the fourth quarter of fiscal 1996 and first quarter of fiscal 1997.

   Year Ended September 30, 1995

   During fiscal 1995, cash increased $13.9 million. Cash provided from operations of $6.2 million and net proceeds from sales of common stock and common stock warrants of $8.6 million exceeded cash requirements for capital additions of $5.3 million, dividends of $4.4 million and other uses.

   Liquidity and Capital Resources

   Following the acquisitions of Pierce and Friesz, the company's principal uses of cash for the next several years will be interest and principal payments on acquisition indebtedness, capital expenditures and potentially further acquisitions.

   On September 18, 1996, the company entered into a bank credit agreement (the Bank Credit Agreement) to finance the acquisition of Pierce and to refinance a previous revolving credit facility. The Bank Credit Agreement, as amended on November 27, 1996, consists of a $150 million term loan which requires annual principal payments of $15 million and a final payment of $60 million on September 25, 2003, and a $50 million revolving credit facility for working capital purposes which expires on September 25, 1999. As of September 30, 1996, $150 million of the term loan and $7.9 million of the revolving credit facility were outstanding. The borrowings under the revolving credit facility and outstanding letters of credit of $4.6 million reduced available capacity under the revolving credit facility to $37.5 million at September 30, 1996. The total of all term loan and revolving credit facility borrowings, excluding letters of credit, must be reduced to or below $160 million, $145 million, and $130 million for 60 consecutive days in fiscal 1997, 1998, and 1999, respectively.

   The Bank Credit Agreement limits capital expenditures to $15 million annually. Capital expenditures are projected to approximate $7 to $10 million annually for the next several years. The Bank Credit Agreement also restricts other corporate activities as described in Note 4 to the audited consolidated financial statements. The company believes that such limitations should not impair its future operating activities.

   The company believes its internally generated cash flow, supplemented by progress payments when applicable, and borrowings available under the Bank Credit Agreement will be adequate to meet working capital and other operating and capital requirements of the company in the foreseeable future.

   The company is dependent on its sales of defense products to the U.S. Government which represented $251.5 million and $261.7 million of total sales during fiscal 1996 and fiscal 1995, respectively. Substantial decreases in the company's level of defense business from the current level could have an adverse effect on the company's profitability. The company expects to maintain approximately the current level of sales to the U.S. Government in fiscal 1997.

   On June 2, 1995, the company entered into a strategic alliance with Freightliner. The alliance agreement called for Oshkosh to market certain of its commercial products through Freightliner's distribution system and for Oshkosh to build several series of Freightliner's specialty trucks. As part of the agreement, Freightliner had agreed to transfer its military heavy truck business to Oshkosh. This would have broadened Oshkosh's military product line and strengthened its worldwide presence. Commercial sales through the Freightliner distribution system have fallen short of expectations. The company will be controlling its own commercial marketing and sales activities in fiscal 1997. Further, Freightliner has determined that it will not be transferring its military heavy truck business to Oshkosh.

   Backlog

   The company's backlog at fiscal year-end 1996 was $433 million, compared to $350 million in the previous year. The backlog at fiscal year-end 1996 includes $272 million with respect to U.S. Government contracts, $118 million related to Pierce, and the remainder relates to other commercial products. Virtually all the company's revenues are derived from customer orders prior to commencing production.

   Stock Buyback

   In July 1995, the company's board of directors authorized the repurchase of up to 1,000,000 shares of Class B common stock. As of November 27, 1996, the company has repurchased 461,535 shares under this program at a cost of $6.6 million.

                            Oshkosh Truck Corporation
                    Consolidated Statements of Income (Loss)

   Years ended September 30,
   (In thousands, except per
   share amounts)                       1996          1995          1994

   Continuing operations:
      Net sales                      $413,455       $438,557      $581,275
      Cost of sales                   377,744        384,167       513,204
                                      -------        -------       -------
         Gross income                  35,711         54,390        68,071

   Operating expenses:
      Selling, general and
       administrative                  33,008         29,654        38,404
      Engineering, research
       and development                  6,304          5,443         6,597
                                      -------        -------       -------
         Total operating expenses      39,312         35,097        45,001
                                      -------        -------       -------
   Income (loss) from operations       (3,601)        19,293        23,070

   Other income (expense):
      Interest expense                   (929)          (679)       (1,080)
      Interest income                   1,040            774           249
      Miscellaneous, net                1,508           (466)         (137)
                                      -------        -------       -------
                                        1,619           (371)         (968)
                                      -------        -------       -------

   Income (loss) from continuing
    operations before income taxes     (1,982)        18,922        22,102
   Provision (credit) for income
    taxes                              (1,741)         7,285         8,544
                                      -------        -------       -------
   Income (loss) from continuing
    operations                           (241)        11,637        13,558

   Discontinued operations:
      Loss from discontinued
       operations, net of income
       tax benefit (provision) of
       $1,623 in 1995 and ($353)
       in 1994                              -         (3,137)         (504)
      Gain (loss) on disposal of
       operations, net of income
       tax benefit of $1,827 in
       1996 and $357 in 1995           (2,859)           716             -
                                       ------        -------        ------
                                       (2,859)        (2,421)         (504)
                                       ------        -------        ------
   Net income (loss)                $  (3,100)      $  9,216      $ 13,054
                                       ======        =======        ======

   Earnings (loss) per common
    share:
      Continuing operations         $    (.03)      $   1.32      $   1.56
      Discontinued operations            (.32)          (.28)         (.06)
                                       ------        -------        ------
         Net income (loss)          $    (.35)      $   1.04      $   1.50
                                       ======        =======        ======

   See accompanying notes.

                            Oshkosh Truck Corporation
                           Consolidated Balance Sheets
   September 30,
   (In thousands)
                                         1996           1995
   Assets
   Current assets:
      Cash and cash equivalents       $   127     $   29,716
      Receivables, net                 76,624         57,339
      Inventories                     106,289         46,552
      Prepaid expenses                  3,619          3,627
      Refundable income taxes           6,483            165
      Deferred income taxes             7,055          4,516
      Net current assets of
       discontinued operations              -          3,273
                                      -------        -------
         Total current assets         200,197        145,188

   Deferred charges                     2,645          2,978
   Deferred income taxes                    -          2,389
   Other long-term assets               7,834         10,437

   Property, plant and equipment:
      Land                              7,131          5,522
      Buildings                        40,421         30,118
      Machinery and equipment          77,485         68,630
                                      -------        -------
                                      125,037        104,270
      Less accumulated
       depreciation                   (67,002)       (64,346)
                                      -------        -------
         Net property, plant and
          equipment                    58,035         39,924
   Goodwill and other intangible
    assets, net                       166,450              -
                                      -------        -------
   Total assets                      $435,161       $200,916
                                      =======        =======

   Liabilities and Shareholders'
    Equity
   Current liabilities:
      Accounts payable               $ 49,178       $ 28,266
      Customer advances                27,793            672
      Payroll-related obligations      12,843          5,526
      Accrued warranty                  8,942          3,521
      Other current liabilities        16,997         15,426
      Net current liabilities of
       discontinued operations          1,975              -
      Current maturities of
       long-term debt                  15,000              -
                                      -------        -------
         Total current liabilities    132,728         53,411

   Long-term debt                     142,882              -
   Postretirement benefit
    obligations                         9,517          8,839
   Other long-term liabilities          1,843          5,026
   Net long-term liabilities of
    discontinued operations             2,581            227
   Deferred income taxes               24,008              -

   Shareholders' equity:
      Common stock:
         Class A                            4              4
         Class B                           89             89
      Paid-in capital                  16,059         16,533
      Retained earnings               114,246        121,697
                                      -------        -------
                                      130,398        138,323
      Cost of Class B common
       stock in treasury               (8,796)        (3,403)
      Pension liability
       adjustment                           -         (1,507)
                                      -------        -------
         Total shareholders'
          equity                      121,602        133,413
                                      -------        -------
   Total liabilities and
    shareholders' equity             $435,161       $200,916
                                      =======        =======

   See accompanying notes.

                            Oshkosh Truck Corporation
                 Consolidated Statements of Shareholders' Equity
   Years ended September 30,
   (In thousands, except share and per share amounts)

                                                                                                Pension
                                        Common        Paid-in      Retained      Treasury      Liability
                                         Stock        Capital      Earnings        Stock      Adjustment       Total

   Balance at September 25, 1993          $90         $ 7,399      $108,158       $(2,767)      $  (876)     $112,004

   Net income                               -               -        13,054             -             -        13,054
   Cash dividends:
      Class A common
         ($.435 per share)                  -               -          (196)            -             -          (196)
      Class B common
         ($.500 per share)                  -               -        (4,126)            -             -        (4,126)
   Exercise of stock options                -              34             -           176             -           210
   Incentive compensation
    awards                                  -             190             -             -             -           190
   Pension liability adjustment             -               -             -             -           422           422
                                        -----          ------       -------       -------       -------       -------
   Balance at September 30, 1994           90           7,623       116,890        (2,591)         (454)      121,558

   Net income                               -               -         9,216             -             -         9,216
   Cash dividends:
      Class A common
         ($.435 per share)                  -               -          (191)            -             -          (191)
      Class B common
         ($.500 per share)                  -               -        (4,218)            -             -        (4,218)
   Sale of 350,000 shares of
    common stock                            3           5,247             -             -             -         5,250
   Sale of 1,250,000 stock
    warrants                                -           4,187             -             -             -         4,187
   Common stock issuance costs
    and cost of stock restriction
    agreement                               -            (863)            -             -             -          (863)
   Purchase of common stock for
    treasury                                -               -             -          (933)            -          (933)
   Exercise of stock options                -              12             -           121             -           133
   Incentive compensation awards            -             327             -             -             -           327
   Pension liability adjustment             -               -             -             -        (1,053)       (1,053)
                                        -----          ------       -------       -------       -------       -------
   Balance at September 30, 1995           93          16,533       121,697        (3,403)       (1,507)      133,413

   Net loss                                 -               -        (3,100)            -             -        (3,100)
   Cash dividends:
      Class A common
         ($.435 per share)                  -               -          (177)            -             -          (177)
      Class B common
         ($.500 per share)                  -               -        (4,174)            -             -        (4,174)
   Purchase of common stock
    for treasury                            -               -             -        (5,618)            -        (5,618)
   Exercise of stock options                -              43             -           225             -           268
   Termination of incentive
    compensation awards                     -            (517)            -             -             -          (517)
   Pension liability adjustment             -               -             -             -         1,507         1,507
                                       ------         -------       -------       -------       -------       -------
   Balance at September 30, 1996          $93         $16,059      $114,246       $(8,796)     $      -      $121,602
                                       ======         =======       =======       =======       =======       =======

   See accompanying notes.

                            Oshkosh Truck Corporation
                      Consolidated Statements Of Cash Flows

   Years ended September 30,
   (In thousands)
                                         1996            1995          1994
   Operating activities:
   Net income (loss) from
    continuing operations            $   (241)        $11,637       $13,558
   Depreciation and amortization        8,798           8,409         9,278
   Write-off of investments             4,125               -             -
   Deferred income taxes               (1,381)          2,577        (3,659)
   (Gain) loss on disposal of
    property, plant and equipment          77             (21)          215
   Changes in operating assets
    and liabilities:
      Receivables                     (10,648)         (4,349)       32,560
      Inventories                     (25,071)           (809)       14,494
      Prepaid expenses                    469            (540)        1,942
      Deferred charges                    333             (94)        5,244
      Accounts payable                 13,314          (4,314)      (15,002)
      Customer advances                   930          (1,887)        2,136
      Income taxes                     (5,268)            636        (1,421)
      Payroll-related obligations         213             313           587
      Accrued warranty                  2,094            (639)        2,150
      Other current liabilities        (4,646)             11         2,886
      Other long-term liabilities         665          (4,764)        2,455
                                      -------         -------        -------
         Net cash provided from
          (used for) operating
          activities                  (16,237)          6,166        67,423

   Investing activities:
   Acquisitions of businesses,
    net of cash acquired             (160,838)              -             -
   Additions to property, plant
    and equipment                      (5,355)         (5,347)       (5,178)
   Proceeds from sale of
    property, plant and equipment       2,086             114           285
   Increase in other assets            (2,124)           (937)       (1,243)
                                      -------         -------       -------
      Net cash used for investing
       activities                    (166,231)         (6,170)       (6,136)

   Net cash provided from (used
    for) discontinued operations        4,743          10,482        (2,851)

   Financing activities:
   Net borrowings (repayments) of
    long-term debt                    157,882               -       (39,082)
   Sale of common stock and
    common stock warrants, net of
    issuance costs                          -           8,574             -
   Purchase of treasury stock and
    proceeds from exercise of stock
    options, net                       (5,350)           (800)          210
   Dividends paid                      (4,396)         (4,372)       (4,320)
                                      -------         -------       -------
      Net cash provided from (used
       for) financing activities      148,136           3,402       (43,192)
                                      -------         -------       -------
   Increase (decrease) in cash and
    cash equivalents                  (29,589)         13,880        15,244
   Cash and cash equivalents at
    beginning of year                  29,716          15,836           592
                                      -------         -------       -------
   Cash and cash equivalents at
    end of year                       $   127         $29,716       $15,836
                                      =======         =======       =======
   Supplemental disclosures:
      Cash paid for interest:
         Continuing operations        $   538         $   759       $ 1,168
         Discontinued operations            -             709           994
      Cash paid for income taxes        3,116           2,114        13,972

   See accompanying notes.

                            Oshkosh Truck Corporation
                   Notes to Consolidated Financial Statements
                               September 30, 1996
               (In thousands, except share and per share amounts)

   1. Summary of Significant Accounting Policies

   Operations - Oshkosh Truck Corporation (the company) is a leading manufacturer of a wide variety of heavy duty specialized trucks. The company sells its products into three principal markets - fire and emergency support, defense, and other commercial truck markets. The company's fire and emergency support business is principally conducted through its wholly-owned subsidiary, Pierce Manufacturing Inc. (Pierce).

   Principles of Consolidation and Presentation - The consolidated financial statements include the accounts of Oshkosh Truck Corporation and all its wholly-owned subsidiaries and are prepared in conformity with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to conform prior years' data to the current format.

   Cash and Cash Equivalents - The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short maturity of the investments.

   Inventories - The company values its inventories at the lower of cost, computed principally on the last-in, first-out (LIFO) method, or market.

   Property, Plant and Equipment - Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets principally on accelerated methods. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121). The company's adoption of SFAS No. 121, effective October 1, 1995, had no effect on the fiscal 1996 consolidated financial statements.

   Deferred Charges - Deferred charges include certain engineering and technical support costs incurred in connection with multi-year government contracts. These costs are charged to cost of sales when the related project is billable to the government, or are amortized to cost of sales as base units are delivered under the related contracts.

   Other Long-Term Assets - Other long-term assets include capitalized software and related costs which are amortized on a straight-line method over a three to five-year period, prepaid funding of pension costs and certain investments. During fiscal 1996, the company wrote off its $3,025 investment in a Mexican bus manufacturer, a $200 investment in Steeltech Manufacturing, Inc. (Steeltech) and a $900 investment in a joint venture which leases equipment to Steeltech (see Note 11). Also in fiscal 1996, the company incurred deferred financing costs totaling $1,286 in connection with the financing for the acquisition of Pierce which are amortized to interest expense over the terms of the debt.

   Goodwill and Other Intangible Assets - The cost of goodwill and other intangible assets is amortized on a straight-line basis over the estimated periods benefited ranging from 13 to 40 years. The realizability of goodwill and other intangibles is evaluated periodically as events or circumstances indicate a possible impairment. Such evaluations are based on various analyses, including cash flow and profitability projections, to determine the ability to recover their carrying amounts. The analyses necessarily involve significant judgment to evaluate the capacity of acquired businesses to perform within projections.

   Customer Advances - Customer advances principally represent amounts received in advance of the completion of a fire apparatus vehicle. Certain of these advances bear interest at variable rates approximating the prime rate.

   Revenue Recognition - Sales under fixed-price defense contracts are recorded as units are accepted by the government. Change orders are not invoiced until agreed upon by the government. Recognition of profit on change orders and on contracts which do not involve fixed prices is based upon estimates which may be revised during the terms of the contracts. Sales to commercial customers are recorded when the goods or services are billable at time of shipment or delivery of the trucks.

   Research and Development - Research and development costs are charged to expense as incurred and amounted to approximately $6,304, $5,443, and $6,597 for continuing operations during fiscal 1996, 1995, and 1994, respectively.

   Warranty Costs - Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. Amounts expensed with respect to continuing operations in fiscal 1996, 1995, and 1994 were $7,741, $4,518, and $4,541, respectively.

   Income Taxes - Deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the income tax basis of the company's assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

   Earnings (Loss) Per Share - Earnings (loss) per share is computed on the basis of the weighted average number of shares of common stock outstanding (8,828,224; 8,823,766; and 8,699,846 in fiscal 1996, 1995, and 1994, respectively). Stock options, warrants and stock issuable under incentive compensation awards were not dilutive in any of the years presented.

   2. Balance Sheet Information

   Receivables                         1996           1995
   U.S. Government:
     Amounts billed, net            $27,353        $33,330
     Amounts unbilled                 4,918          5,198
                                     ------         ------
                                     32,271         38,528
   Commercial customers              41,510         17,407
   Other                              3,909          1,881
                                     ------         ------
                                     77,690         57,816
   Less allowance for
    doubtful accounts                (1,066)          (477)
                                     ------         ------
                                    $76,624        $57,339
                                     ======         ======

   The unbilled amounts represent estimated claims for government-ordered changes which will be invoiced upon completion of negotiations and price adjustment provisions which will be invoiced when they are agreed upon by the government.

   Inventories                         1996           1995
   Finished products               $ 15,208        $ 3,368
   Partially finished products       51,533         15,132
   Raw materials                     47,580         35,106
                                    -------         ------
   Inventories at FIFO cost         114,321         53,606
   Less: Progress payments on
          U.S. Government
          contracts                       -            (81)
         Excess of FIFO cost
          over LIFO cost             (8,032)        (6,973)
                                    -------         ------
                                   $106,289        $46,552
                                    =======         ======

   Title to all inventories related to government contracts which provide for progress payments vests in the government to the extent of unliquidated progress payments.

   Goodwill and Other
   Intangible Assets                           1996             1995
                            Useful Lives
   Goodwill                 40 Years          $102,523        $    -
   Distribution network     40 Years            53,000             -
   Other                    13-40 Years         11,098             -
                                               -------         -----
                                               166,621             -
   Less accumulated
    amortization                                  (171)            -
                                               -------         -----
                                              $166,450        $    -
                                               =======         =====

   3. Acquisitions

   On September 18, 1996, the company acquired for cash all of the issued and outstanding stock of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S. The acquisition price of $156,926, including acquisition costs and net of cash acquired, was financed from borrowings under a new bank credit facility (see Note 4).

   The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operating results of Pierce are included in the company's consolidated statement of income (loss) since the date of acquisition. The purchase price including acquisition costs was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition. Approximately $62,000 of the purchase price has been allocated to the distribution network and other intangible assets. The excess of the purchase price over the estimated fair value of net assets acquired amounted to $102,523 which has been accounted for as goodwill. This allocation was based on preliminary estimates and may be revised at a later date.

   Pro forma unaudited consolidated operating results of the company, assuming Pierce had been acquired as of October 1, 1995 and 1994, are summarized below:

                                                  1996          1995
   Net sales                                  $605,439      $618,555
   Income (loss) from continuing
    operations                                  (1,262)        7,699
   Net income (loss)                            (4,121)        4,901
   Earnings (loss) per share:
     Continuing operations                    $   (.14)     $    .87
     Net income (loss)                            (.47)          .56

   These pro forma results have been prepared for informational purposes only and include certain adjustments to depreciation expense related to acquired plant and equipment, amortization expense arising from goodwill and other intangible assets, interest expense on acquisition debt, elimination of certain non-recurring expenses incurred by Pierce prior to the acquisition, and the estimated related income tax effects of all such adjustments. Anticipated efficiencies from the consolidation of Pierce's manufacturing facilities and from the synergies related to the consolidation of certain purchasing functions among Pierce and the company are not fully determinable and therefore have been excluded from the amounts included in the pro forma operating results. These pro forma results do not purport to be indicative of the results of operations which would have resulted had the combination been in effect as of October 1, 1995 and 1994 or of the future results of operations of the consolidated entities.

   On November 9, 1995, the company through its wholly-owned subsidiary, Summit Performance Systems, Inc. (Summit), acquired the inventory, land, buildings, machinery and equipment, and technology of Friesz Manufacturing Company (Friesz) from available cash for $3,912. Friesz is engaged in the manufacture and sale of concrete mixer systems and related aftermarket replacement parts. Approximately $2,150 of the purchase price has been allocated to intangible assets, principally designs and related technology. The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of Friesz are included in the company's consolidated statement of income (loss) since the date of acquisition. Had the acquisition occurred as of October 1, 1995 or 1994, there would have been no material pro forma effects on the net sales, net income (loss) or earnings (loss) per share of the company in fiscal 1996 or 1995.

   4. Long-Term Debt

   On September 18, 1996, the company entered into a bank credit agreement (the Bank Credit Agreement) to finance the acquisition of Pierce (see Note
   3) and to refinance a previous revolving credit facility. The Bank Credit Agreement, as amended on November 27, 1996, consists of a $150,000 term loan which requires annual principal payments of $15,000 and a final payment of $60,000 on September 25, 2003, and a $50,000 revolving credit facility for working capital purposes which expires on September 25, 1999. As of September 30, 1996, $150,000 of the term loan and $7,882 of the revolving credit facility were outstanding. The total of all term loan and revolving credit facility borrowings, excluding letters of credit, must be reduced to or below $160,000, $145,000, and $130,000 for 60 consecutive days in fiscal 1997, 1998, and 1999, respectively.

   Interest on the term loan and the revolving credit facility is payable at prime or at the applicable Eurodollar rate plus 2.5% and 2.125%, respectively, subject to downward adjustment if certain financial criteria are met (at a weighted average rate of 8.25% and 8.25%, respectively, at September 30, 1996).

   The company is charged a 0.25% fee with respect to any unused balance under its revolving credit facility, and a 1.625% fee with respect to any letters of credit issued under the revolving credit facility. These fees are subject to downward adjustment if certain financial criteria are met. At September 30, 1996, $7,882 of borrowings and $4,570 of letters of credit reduced available capacity under the revolving credit facility to $37,548.

   At September 30, 1996, substantially all the tangible and intangible assets of the company and its subsidiaries are pledged as collateral under the terms of the Bank Credit Agreement. Among other restrictions, the Bank Credit Agreement: (1) limits payments of dividends, purchases of the company's stock, and capital expenditures; (2) requires that certain financial ratios be maintained at prescribed levels; (3) restricts the ability of the company to make additional borrowings, or to consolidate, merge or otherwise fundamentally change the ownership of the company; and
   (4) limits investments, dispositions of assets and guarantees of indebtedness. The company believes that such limitations should not impair its future operating activities.

   The aggregate annual maturities of long-term debt for the five years succeeding September 30, 1996, are as follows: 1997 - $15,000; 1998 - $15,000; 1999 - $22,882; 2000 - $15,000; and 2001 - $15,000.

   Fair Market Value Disclosures

   Due to the proximity of the date of issuance of the company's long-term debt on September 18, 1996 to the company's fiscal year end, the aggregate fair value of the long-term debt approximates its carrying value of $157,882 at September 30, 1996.

   5. Income Taxes

   Income Tax Provision           1996         1995        1994
   Current:
     Federal                   $ 2,988       $5,572     $12,550
     State                         368          873       1,889
                                ------        -----      ------
       Total current             3,356        6,445      14,439

   Deferred:
     Federal                    (4,630)         763      (5,391)
     State                        (467)          77        (504)
                                ------        -----      ------
       Total deferred           (5,097)         840      (5,895)
                                ------        -----      ------
                               $(1,741)      $7,285     $ 8,544
                                ======        =====      ======

   Effective Rate
   Reconciliation
                                   1996         1995        1994
   U.S. federal tax rate           (34.0)%       35.0%       35.0%
   State income taxes, net          (5.0)         3.5         3.3
   Reduction of prior
    years' excess tax
    provisions                     (50.5)         -           -
   Foreign sales
    corporation                     (5.2)        (0.6)       (0.4)
   Other, net                        6.9          0.6         0.7
                                    ----        -----        ----
                                   (87.8)%       38.5%       38.6%
                                    ====        =====       =====

   Deferred Tax Assets and Liabilities         1996        1995
   Deferred tax assets:
     Other current liabilities             $  6,625     $ 4,030
     Postretirement benefit obligations       3,674       4,380
     Accrued warranty                         3,194       1,068
     Investments                              1,801         160
     Payroll-related obligations                818       1,388
     Other                                      419       1,723
                                             ------      ------
   Total deferred tax assets                 16,531      12,749

   Deferred tax liabilities:
     Intangible assets                       24,150           -
     Property, plant and equipment            5,972       5,549
     Inventories                              1,922         392
     Deferred charges                         1,091        (902)
     Other                                      349         805
                                             ------      ------
   Total deferred tax liabilities            33,484       5,844
                                             ------      ------
   Net deferred tax asset (liability)      $(16,953)    $ 6,905
                                            =======      ======

   The company has not recorded a valuation allowance with respect to any deferred tax assets.

   6. Employee Benefit Plans

   The company has defined benefit pension plans covering substantially all employees. The plans provide benefits based on compensation, years of service and date of birth. The company's policy is to fund the plans in amounts which comply with contribution limits imposed by law.

   Components of net periodic pension cost for these plans for fiscal 1996, 1995, and 1994, including costs of discontinued operations which are not significant in any year presented but excluding Pierce pension costs due to the proximity of its acquisition to the company's fiscal year- end, are as follows:

                                  1996         1995        1994
   Service cost benefits
     earned during year         $1,149       $1,140      $1,227
   Interest cost on projected
     benefit obligations         1,979        1,862       1,684
   Actual return on plan
     assets                     (3,347)      (2,505)       (296)
   Net amortization and
     deferral                    1,232          438      (1,523)
                                 -----        -----       -----
                                 1,013          935       1,092

   Curtailment charge related
     to reduction in work
     force                           -            -         560
                                 -----        -----       -----
   Net periodic pension cost    $1,013       $  935      $1,652
                                 =====        =====       =====

   The following table summarizes the funded status of the pension plans and the amounts recognized in the company's consolidated balance sheets at September 30, 1996 and 1995:

                                    1996           1995          1995
                                Assets Exceed Assets Exceed   Accumulated
                                 Accumulated   Accumulated     Benefits
                                  Benefits       Benefits    Exceed Assets

   Actuarial present value of
     benefit obligations:
        Vested                     $26,009       $11,847        $ 8,288
        Nonvested                      602           561            458
                                    ------        ------         ------
   Accumulated benefit obligations  26,611        12,408          8,746
   Adjustment for projected
     benefit obligations             4,731         6,039              -
                                    ------        ------         ------
   Projected benefit obligations    31,342        18,447          8,746
   Plan assets at fair value        31,089        16,229          7,148
                                    ------        ------         ------
   Projected benefit obligations
     in excess of plan assets         (253)       (2,218)        (1,598)

   Unrecognized net transition
     asset                            (661)         (237)          (491)
   Unrecognized net loss             4,811         4,155          3,002
   Unrecognized prior service cost     345            33            340
   Adjustment required to recognize
     minimum liability                   -             -         (2,851)
                                    ------        ------         ------
   Prepaid pension asset
     (liability)                   $ 4,242       $ 1,733        $(1,598)
                                    ======        ======         ======

   The increase in projected benefit obligations and plan assets from September 30, 1995 to September 30, 1996 principally results from the inclusion of the Pierce pension plan in the reported amounts.

   Generally accepted accounting principles require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. This amount is recorded as a long-term liability of $2,851 in 1995 with an offsetting intangible asset of $340 to the extent of unrecognized prior service cost. In addition, the company has recorded a reduction of shareholders' equity of $1,507 in 1995, net of income tax benefits of $1,004.

   The plans' assets are comprised of investments in commingled equity and fixed income funds and individually managed equity portfolios.

   Actuarial assumptions are as follows:

                                        1996          1995           1994
   Discount rate                         7.75%         7.50%          8.25%
   Rate of increase in compensation      4.50          4.50           4.50
   Expected long-term rate of
     return on plan assets               9.25          9.25           9.25

   In addition to providing pension benefits for the majority of its employees, the company provides health benefits to certain of its retirees and their eligible spouses. Approximately 50% of the company's employees become eligible for these benefits if they reach normal retirement age while working for the company.

   The following table summarizes the status of the postretirement benefit plan and the amounts recognized in the company's consolidated balance sheets at September 30, 1996 and 1995:

                                        1996           1995
   Postretirement benefit obligations:
     Retirees                          $2,929         $2,859
     Fully eligible active
        participants                      397            387
     Other active participants          4,865          4,749
                                       ------         ------
                                        8,191          7,995
   Unrecognized net gain                1,326            844
                                       ------         ------
   Postretirement benefit
     obligations                       $9,517         $8,839
                                       ======         ======

   Net periodic postretirement benefit cost for fiscal 1996, 1995, and 1994, including discontinued operations which is not significant in any year presented, includes the following components:

                                         1996           1995       1994

   Service cost                          $353           $372     $  472
   Interest cost on the
     accumulated postretirement
     benefit obligation                   580            610        658
   Amortization of unrecognized loss        -              -         26
                                         ----           ----     ------
   Net periodic postretirement
     benefit cost                        $933           $982     $1,156
                                         ====           ====     ======

   Net change in postretirement benefit obligations includes the following:

                                         1996           1995
   Balance at beginning of year        $8,839         $8,159
   Benefits paid                         (255)          (207)
   Net periodic postretirement
     benefit cost                         933            982
   Curtailment gain related to
     reduction in workforce                 -            (95)
                                        -----          -----
   Balance at end of year              $9,517         $8,839
                                        =====          =====

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.5% in fiscal 1996, declining to 6.5% in fiscal 2007. The weighted average discount rate used in determining the postretirement benefit obligation was 7.75% in fiscal 1996 and 7.50% in fiscal 1995. If the health care cost trend rate was increased by 1%, the postretirement benefit obligation at September 30, 1996 would increase by $724 and net periodic postretirement benefit cost for fiscal 1996 would increase by $114.

   The company has defined contribution 401(k) plans covering substantially all employees. The plans allow employees to defer 2% to 19% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive company matching contributions. Amounts expensed for company matching contributions for continuing operations were $401, $407, and $435 in fiscal 1996, 1995, and 1994, respectively.

   7. Shareholders' Equity

   The company is authorized to issue 1,000,000 shares of $.01 par value Class A common stock of which 409,258 shares and 427,262 shares were issued and outstanding at September 30, 1996 and 1995, respectively. The company is authorized to issue 18,000,000 shares of $.01 par value Class B common stock. At September 30, 1996, 8,948,907 and 8,227,770 Class B shares were issued and outstanding, respectively. At September 30, 1995, 8,930,903 and 8,577,286 Class B shares were issued and outstanding, respectively. The company is also authorized to issue up to 2,000,000 shares of $.01 par value preferred stock, none of which were issued or outstanding at September 30, 1996 or 1995.

   On June 2, 1995, Freightliner Corporation (Freightliner) purchased 350,000 shares of the company's Class B common stock for $15.00 per share and warrants for the purchase of 1,250,000 additional shares of Class B common stock exercisable at $16.50 per share through June 2, 2003.
   During 1995, the company entered into a stock restriction agreement with two shareholders owning the majority of the company's Class A common stock. The agreement is intended to allow for an orderly transition of Class A common stock into Class B common stock.

   The agreement provides that at the time of death or incapacity of the survivor of them, the two shareholders will exchange all of their Class A common stock for Class B common stock, and at that time, if not earlier, will support an amendment to the Articles of Incorporation which will provide for a mandatory conversion of all Class A common stock into Class B common stock.

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

   During 1995, the company announced an offer to the holders of the company's Class A common stock to convert any or all Class A common stock to Class B common stock on a one-for-one basis. As of September 30, 1996, 40,112 Class A common shares have been converted to Class B. In addition, in July 1995, the company authorized the buy back of up to one million shares of the company's Class B common stock. As of September 30, 1996, the company had purchased 461,535 shares of its Class B common stock at a total price of $6,551.

   8. Stock Option and Performance Share Award Plans

   The company has reserved 2,026,402 shares of Class B common stock at September 30, 1996 to provide for the exercise of outstanding stock options and warrants, and the issuance of common stock under incentive compensation awards. Under the 1990 Incentive Stock Plan for Key Employees (the Plan), officers, other key employees and directors may be granted options to purchase up to an aggregate of 825,000 shares of the company's Class B common stock at not less than the fair market value of such shares on the date of grant. Participants may also be awarded grants of restricted stock under the Plan. The Plan expires on April 9, 2000. Options become exercisable ratably on the first, second and third anniversary of the date of grant. Options to purchase shares expire not later than ten years and one month after the grant of the option.

   The following table sets forth information with respect to the Plan:

                                        Number of  Exercise Price
                                         Options     Per Option

   Outstanding at September 25, 1993     178,417    $ 7.88 - 15.25
     Options granted                     242,400      9.13 - 10.50
     Options exercised                    (5,750)             7.88
     Options canceled                    (14,418)     7.88 - 15.25
                                         -------
   Outstanding at September 30, 1994     400,649      7.88 - 15.25
     Options granted                     100,500     11.25 - 14.00
     Options exercised                   (14,250)     7.88 -  9.75
     Options canceled                     (9,831)     9.38 - 15.25
                                         -------
   Outstanding at September 30, 1995     477,068      7.88 - 15.25
     Options granted                      14,500     13.88 - 15.25
     Options exercised                   (24,515)     7.88 - 10.50
     Options canceled                     (6,251)     9.38 - 15.25
                                         -------
   Outstanding at September 30, 1996     460,802    $ 7.88 - 15.25
                                         =======
   Exercisable at September 30, 1996     310,062    $ 7.88 - 15.25
                                         =======
   Shares available for grant at
     September 30, 1996                  315,600
                                         =======

   In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" was issued. Beginning in fiscal 1997, the company will make pro forma disclosures of stock-based compensation cost utilizing the fair value based method of accounting pursuant to SFAS No. 123, but currently intends to continue to report stock-based compensation expense in its consolidated financial statements for subsequent years under the intrinsic value based method under Accounting Principles Board Opinion No. 25.

   In fiscal 1996, the company terminated the 1994 Long-Term Incentive Compensation Plan. There were no payouts under this plan in fiscal 1996, 1995, or 1994.

   9. Operating Leases

   Total rental expense for plant and equipment charged to continuing operations under noncancellable operating leases was $797, $1,004, and $955 in fiscal 1996, 1995, and 1994, respectively. Minimum rental payments due under operating leases for subsequent fiscal years are: 1997-$660; 1998-$445; 1999-$218; 2000-$10; and 2001-$9.

   Included in rental expense are charges of $128, $215, and $304 in fiscal 1996, 1995, and 1994, respectively, relating to leases between the company and certain shareholders.

   10. Discontinued Operations

   On June 2, 1995, Freightliner acquired certain assets of the company's motor home, bus and van chassis business. The consideration included cash of $23,815 and the assumption by Freightliner of certain liabilities. The assets sold to Freightliner consisted of inventories, property, plant and equipment and the company's ownership interest in a Mexican chassis manufacturer. The liabilities assumed by Freightliner included warranty obligations related to previously produced chassis and industrial revenue bonds that were secured by the underlying real estate. The disposition of the chassis business has been accounted for as a discontinued operation. Revenues of the chassis business for fiscal 1995 (through the date of sale) and fiscal 1994 were $55,804 and $109,032, respectively.

   The net assets or liabilities of the discontinued operations have been segregated in the consolidated balance sheets. Details of such amounts at September 30, 1996 and 1995, are as follows:

                                            1996          1995
   Receivables                          $     66       $ 3,871
   Inventories                                92         1,421
   Accounts payable                            -          (326)
   Accrued warranty                       (1,862)       (1,450)
   Other, net                               (271)         (243)
                                          ------        ------
   Net current assets (liabilities)
     of discontinued operations         $ (1,975)      $ 3,273
                                          ======        ======
   Receivable from joint venture in
     Mexico                             $      -       $ 3,165
   Accrued warranty                       (2,181)       (2,694)
   Other, net                               (400)         (698)
                                          ------        ------
   Net long-term liabilities of
     discontinued operations            $ (2,581)      $  (227)
                                         =======        ======

   In fiscal 1996, the company incurred charges totaling approximately $2,623 arising from the write-off of receivables and other obligations related to the company's former joint venture in Mexico. In addition, in fiscal 1996, the company recognized additional warranty and other related costs totaling $2,063 with respect to the company's former U.S. chassis business.

   The company has allocated interest on the debt which was assumed by Freightliner to discontinued operations. Interest expense included in discontinued operations totaled $685 and $1,000 in fiscal 1995 and 1994, respectively.

   11. Contingencies, Significant Estimates and Concentrations

   The company is engaged in litigation against Super Steel Products Corporation (SSPC), the company's former supplier of mixer systems for front discharge concrete mixer trucks under a long-term supply contract. SSPC sued the company in state court claiming the company breached the contract. The company counterclaimed for repudiation of contract. On July 26, 1996, a jury returned a verdict for SSPC awarding damages totaling $4,485. On October 10, 1996, the state court judge overturned the verdict against the company, granted judgment for the company on its counterclaim, and ordered a new trial for damages on the company's counterclaim. The company expects SSPC to appeal this judgment.

   The company is subject to environmental matters and other legal proceedings and claims which arise in the ordinary course of business. Although the final results of all such matters and claims cannot be predicted with certainty, management believes that the ultimate resolution of all such matters and claims, after taking into account the liabilities accrued with respect to such matters and claims, will not have a material adverse effect on the company's financial condition or results of operations.

   Pierce has guaranteed certain customers' obligations under deferred payment contracts and lease purchase agreements totaling $5,504 at September 30, 1996. Pierce and the company also are contingently liable under bid and performance bonds totaling approximately $81,000 at September 30, 1996.

   Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. As of September 30, 1996, the company has accrued $8,942 for warranty and other related claims. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the company's historical experience. During fiscal 1996, the company recorded warranty and other related costs for matters beyond the company's historical experience totaling $5,502 with respect to continuing operations and $2,063 with respect to discontinued operations (see Note 10). It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the company's historical experience.

   The company subcontracted production under an $85,000 ISO-Compatible Palletized Flatracks (IPF) contract for the U.S. Army to Steeltech, a minority-owned firm, pursuant to Department of Defense regulations under the IPF contract. Due to financial difficulties encountered by Steeltech, the company advanced working capital requirements to Steeltech in fiscal 1995 and fiscal 1996. As a result of delays in the start-up of full scale production under the IPF contract, the company wrote-off certain of its advances and an investment in Steeltech totaling $3,300 in fiscal 1996. Steeltech's IPF production passed first article testing in July 1996 and production is expected to be completed in 1998. As of September 30, 1996 and 1995, the company had outstanding advances due from Steeltech of $2,855 and $736, respectively. In fiscal 1996, the company also wrote-off an investment of $900 in a joint venture which leases equipment to Steeltech and accrued $1,084 for the potential satisfaction of a guarantee of 50% of the outstanding indebtedness of the joint venture. The company is further contingently liable for Department of Defense progress payments that have been advanced to Steeltech totaling $5,380 at September 30, 1996 in the event of incomplete performance under the IPF contract. While management currently expects the company to realize its remaining advances to Steeltech at September 30, 1996, it is reasonably possible that a portion of the advances will not be realized.

   The company derives a significant portion of its revenue from the U.S. Department of Defense, as follows:

                                        1996       1995        1994
   Defense:
     U.S. Department of Defense     $249,413   $260,112    $423,795
     Export                            2,059      1,623       1,236
                                     -------    -------     -------
                                     251,472    261,735     425,031
   Commercial:
     Domestic                        141,540    159,326     144,133
     Export                           20,443     17,496      12,111
                                     -------    -------     -------
                                     161,983    176,822     156,244
                                     -------    -------     -------
   Net sales                        $413,455   $438,557    $581,275

   U.S. Department of Defense sales include $58,855 and $2,619 in fiscal 1996 and 1994, respectively, for products sold internationally under the Foreign Military Sales Program.

   Inherent in doing business with the U.S. Department of Defense are certain risks, including technological changes and changes in levels of defense spending. All U.S. Department of Defense contracts contain a provision that they may be terminated at any time at the convenience of the government. In such an event, the company is entitled to recover allowable costs plus a reasonable profit earned to the date of termination.

   Various actions or claims have been asserted or may be asserted in the future by the government against the company. A potential action by the government against the company in connection with a grand jury investigation was commenced in 1989. In 1996, the government discontinued this investigation without any action against the company or its employees, although a civil investigation is possible.

   On June 2, 1995, the company entered into a strategic alliance with Freightliner. The agreement provided for the marketing of certain of the company's vocational products through Freightliner's distribution system, the manufacture by the company of several series of Freightliner's severe duty trucks and the transfer of Freightliner's non-commercial military business to the company. Sales of the company's vocational products through Freightliner's distribution system in fiscal 1996 were limited and in fiscal 1997, the company will assume control of its commercial marketing and sales. Further, Freightliner has decided not to transfer either the manufacture of any severe duty trucks or its non-commercial military business to the company. The company and Freightliner will continue to supply each other specialty products and components. As of September 30, 1996, the company has receivables totaling $5,274 due from Freightliner, principally related to the sales of refuse and concrete mixer trucks.

                          Report of Ernst & Young LLP,
                              Independent Auditors

   Board of Directors
   Oshkosh Truck Corporation

   We have audited the accompanying consolidated balance sheets of Oshkosh Truck Corporation (the company) as of September 30, 1996 and 1995, and the related consolidated statements of income (loss), shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the company at September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                                   ERNST & YOUNG LLP


   November 8, 1996, except for Note 4, as to which the date is November 27,
   1996
   Milwaukee, Wisconsin

                            Oshkosh Truck Corporation
                  P.O. Box 2566 - Oshkosh, Wisconsin 54903-2566
                                  414-235-9150

         /R/Oshkosh and the Oshkosh logo are registered trademarks, and /TM/phoenix is a trademark of Oshkosh Truck Corporation.

             /R/Pierce, Quantum and Lance are registered trademarks
                          of Pierce Manufacturing Inc.