Form 10-K405, Exhibit 13
period 1997-09-30
OSHKOSH TRUCK CORP
filed 1997-12-24
CIK 775158

Consolidated Financial Statements

                            Oshkosh Truck Corporation

                      Three years ended September 30, 1997


                              FINANCIAL HIGHLIGHTS

   Years ended September 30,
   (In thousands, except per share amounts)

                                                 1997         1996        1995         1994          1993

    Net Sales                                $683,234    $413,455    $438,557     $581,275     $537,065
    Income (Loss) From Continuing
     Operations                                10,006        (241)     11,637       13,558        1,596(1)
        Per Share                                1.18        (.03)       1.32         1.56          .18(1)
    Discontinued Operations                       ---      (2,859)     (2,421)        (504)        (533)
        Per Share                                 ---        (.32)       (.28)        (.06)        (.06)
    Net Income (Loss)                          10,006      (3,100)      9,216       13,054        1,063(1)
        Per Share                                1.18        (.35)       1.04         1.50          .12(1)
    Dividends Per Share
        Class A Common Stock                     .435        .435        .435         .435         .435
        Common Stock                             .500        .500        .500         .500         .500
    Total Assets                              420,394     435,161     200,916      198,678      235,386
    Expenditures for Property,
        Plant and Equipment                     6,263       5,355       5,347        5,178        7,697
    Depreciation                                9,382       8,621       8,409        9,278        8,292
    Amortization of Goodwill and Other
        Intangible Assets                       4,470         171         ---          ---          ---
    Net Working Capital                        50,113      67,469      91,777       82,010      100,967
    Long-Term Debt
        (Including Current Maturities)        135,000     157,882         ---          610       40,338
    Shareholders' Equity                      120,900     121,602     113,413      121,558      112,004
        Book Value Per Share                    14.55       14.08       14.82        13.96        12.89
    Backlog                                   361,000     433,000     350,000      498,000      437,000

   (1) After a charge of $4.1 million, or $.47 per share, to reflect the cumulative effect of change in method of accounting for postretirement benefits.

                              FINANCIAL STATISTICS
   Cash Dividends
   Quarterly (Payable February, May, August, November)
   (In thousands, except per share amounts)

                                           Fiscal 1997                                  Fiscal 1996
                             4th Qtr.   3rd Qtr.   2nd Qtr.  1st Qtr.     4th Qtr.  3rd Qtr.  2nd Qtr.   1st Qtr.

    Class A Common Stock
          Declared           $   44     $   44    $   45    $   44      $    45   $    45    $    44    $    43
          Per Share          .10875     .10875    .10875    .10875       .10875    .10875     .10875     .10875

    Common Stock
          Declared           $  988    $   943    $1,029    $1,030       $1,019    $1,040     $1,054     $1,061
          Per Share            .125       .125      .125      .125         .125      .125       .125       .125


   Oshkosh Truck Corporation Common Stock Price*

   The company's Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System. The following table sets forth prices reflecting actual sales as reported on the NASDAQ National Market System.

      Quarter
       Ended                 Fiscal 1997                     Fiscal 1996
                             High         Low               High        Low

    September             $17-1/2     $13-1/4            $14-1/2     $11-1/4
    June                   15-7/8      10-5/8             15-3/8      13-7/8
    March                  12-7/8      10-1/8             15-3/4      13-3/8
    December               12-1/4      10-1/8             15-3/4      14-1/4


   Quarterly Financial Data (Unaudited)
   (In thousands, except per share amounts)

                                         Fiscal 1997                                 Fiscal 1996
                         4th Qtr.    3rd Qtr.   2nd Qtr.   1st Qtr.    4th Qtr.   3rd Qtr.   2nd Qtr.  1st Qtr.

    Net Sales             $185,853    $176,596   $170,465   $150,320   $117,983  $111,950    $103,139   $80,383
    Gross Income            24,496      21,897     22,868     19,583      4,256     7,647      12,725    10,451
    Income (Loss) From
      Continuing
      Operations             3,116       2,792      2,474      1,624     (1,645)   (2,398)      2,230     1,572
         Per Share             .38         .33        .28        .19       (.19)     (.27)        .25       .18
    Discontinued
      Operations               ---         ---        ---        ---       (648)   (2,211)        ---       ---
         Per Share             ---         ---        ---        ---       (.07)     (.25)        ---       ---
    Net Income (Loss)        3,116       2,792      2,474      1,624     (2,293)   (4,609)      2,230     1,572
         Per Share             .38         .33        .28        .19       (.26)     (.52)        .25       .18

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

                            OSHKOSH TRUCK CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF CONSOLIDATED FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

   Results of Operations

   Fiscal Year 1997 Compared to Fiscal Year 1996

   Oshkosh Truck Corporation (the company) reported net income of $10.0 million, or $1.18 per share, on sales of $683.2 million for the year ended September 30, 1997, compared to a net loss of $3.1 million, or $0.35 per share, on sales of $413.5 million for the year ended September 30, 1996. The fiscal 1997 results include a full year of sales and earnings of Pierce Manufacturing Inc. (Pierce), a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S., which was acquired on September 18, 1996 (see Acquisitions). The fiscal 1996 results were adversely affected by after-tax charges of $11.3 million, including $3.2 million related to a defense subcontract to Steeltech Manufacturing, Inc. (Steeltech), $3.4 million associated with the company's Mexican bus affiliates, and warranty and other related costs of $4.7 million. In fiscal 1996, the company also recognized after-tax benefits of $2.0 million on the reversal of income tax provisions and related accrued interest.

   Sales of both commercial and defense products increased in fiscal 1997 compared to fiscal 1996. Commercial sales in fiscal 1997 were $394.6 million, an increase of $232.6 million, or 143.6% from 1996, principally due to inclusion of a full year of Pierce sales in fiscal 1997. Commercial export sales totaled $20.7 million and $20.4 million,
   respectively, in fiscal 1997 and fiscal 1996.   Sales of defense products
   totaled $288.6 million in fiscal 1997, an increase of $37.2 million, or 14.8%, compared to fiscal 1996. The increase in defense sales is primarily due to an increase in sales of ISO-Compatible Palletized Flatracks (IPF), which are being produced by Steeltech, from $8.7 million in fiscal 1996 to $41.4 million in fiscal 1997. Defense export sales also increased to $16.6 million in fiscal 1997 compared to $2.1 million in fiscal 1996.

   Gross income in fiscal 1997 totaled $88.8 million, or 13.0% of sales, compared to $35.1 million, or 8.5% of sales, in fiscal 1996. The increase in gross income in fiscal 1997 was principally due to increased sales volume as a result of the acquisition of Pierce. In addition, fiscal 1996 gross income was reduced by pre-tax charges of $5.1 million related to production delays and cost overruns associated with the IPF subcontract to Steeltech and increased warranty and other related costs of $5.5 million (pre-tax).

   Operating expenses totaled $60.1 million, or 8.8% of sales, in fiscal 1997 compared to $38.7 million, or 9.4% of sales, in fiscal 1996. The increase in operating expenses in fiscal 1997 related principally to the operating expenses of Pierce and amortization of goodwill and other intangible assets associated with the acquisition of Pierce. The company recognized pre-tax charges of $3.2 million in fiscal 1996 to write off its investment in Steeltech and to write off its remaining investments and advances associated with its Mexican bus affiliates due to prolonged weakness in the Mexican economy and continuing high losses and high leverage reported by the Mexican affiliates.

   Interest expense increased to $12.7 million in fiscal 1997 compared to $0.9 million in fiscal 1996 as a result of the financing for the Pierce acquisition (see Liquidity and Capital Resources).

   Miscellaneous expense was $0.3 million in fiscal 1997 compared to miscellaneous income of $1.5 million in fiscal 1996. The miscellaneous income in fiscal 1996 arose primarily from the reversal of accrued interest related to income taxes.

   The provision for income taxes in fiscal 1997 was $6.5 million, or 39.4% of pre-tax income, compared to a credit for income taxes of $1.7 million in fiscal 1996. Fiscal 1997 and fiscal 1996 benefited from the reversal of $0.9 million and $1.0 million, respectively, of income tax provisions recognized in earlier periods. In addition, the effective income tax rate in fiscal 1997 was adversely affected by non-deductible goodwill of $2.6 million arising from the Pierce acquisition.

   The $2.9 million after-tax loss from discontinued operations ($4.7 million pre-tax) in fiscal 1996 resulted from the write-off of receivables of $2.6 million (pre-tax) related to the company's Mexican bus affiliates and from a $2.1 million pre-tax charge for additional warranty and other related costs with respect to the company's former U.S. chassis business which was sold in June 1995.

   Fiscal Year 1996 Compared to Fiscal Year 1995

   The company reported a net loss of $3.1 million, or $0.35 per share, on sales of $413.5 million for the year ended September 30, 1996, compared to net income of $9.2 million, or $1.04 per share, on sales of $438.6 million for the year ended September 30, 1995. The fiscal 1996 results were adversely affected by after-tax charges of $11.3 million, including $3.2 million related to Steeltech, $3.4 million associated with the company's Mexican bus affiliates, and warranty and other related costs of $4.7 million. The company also recognized after-tax benefits of $2.0 million on the reversal of income tax provisions and related accrued interest in fiscal 1996. During the third quarter of fiscal 1995, the company sold its chassis manufacturing business in the U.S. and its interest in a joint venture in Mexico producing chassis for the Mexican market to Freightliner Corporation (Freightliner). The activities of these businesses are reported as discontinued operations and resulted in a charge to income in fiscal 1995. In fiscal 1996, further after-tax charges of $1.2 million were reported with respect to warranty and other related costs of the discontinued operations. The results of Pierce from the date of acquisition to September 30, 1996, which were not material, have been included in the consolidated results of the company.

   Sales of both commercial and defense products declined in fiscal 1996 compared to fiscal 1995. Commercial sales in fiscal 1996 decreased $14.8 million, or 8.4%, from fiscal 1995 to $162.0 million, primarily due to a decline in sales of commercial van trailers of $31.7 million. Sales of all other commercial product lines increased in fiscal 1996. Commercial export sales totaled $20.4 million and $17.5 million, respectively, in fiscal 1996 and fiscal 1995. Sales of defense products totaled $251.5 million in fiscal 1996, a decrease of $10.3 million, or 3.9%, compared to fiscal 1995. The decrease in defense sales was a result of delays in production of IPF's. Defense export sales were $2.1 million in fiscal 1996 compared to $1.6 million in fiscal 1995.

   Gross income in fiscal 1996 totaled $35.1 million, or 8.5% of sales, compared to $54.0 million, or 12.3%, of sales in fiscal 1995. Fiscal 1996 margins were reduced by pre-tax charges of $5.1 million related to production delays and cost overruns associated with the IPF subcontract to Steeltech, increased warranty and other related costs of $5.5 million (pre-tax), and lower volume.

   Operating expenses totaled $38.7 million, or 9.4% of sales, in fiscal 1996 compared to $34.7 million, or 7.9% of sales, in fiscal 1995. The company recognized pre-tax charges of $3.2 million in fiscal 1996 to write off its investment in Steeltech and to write off its remaining investments and advances associated with its Mexican bus affiliates.

   Miscellaneous income increased to $1.5 million in fiscal 1996 compared to miscellaneous expense of $0.5 million in fiscal 1995 as a result of the reversal of accrued interest related to income taxes in fiscal 1996.

   The credit for income taxes totaled $1.7 million in fiscal 1996, benefiting from the reversal of $1.0 million in income tax provisions recognized in earlier periods, compared to a provision for income taxes of $7.3 million in fiscal 1995.

   The $2.9 million after-tax loss from discontinued operations ($4.7 million pre-tax) in fiscal 1996 resulted from the write-off of receivables of $2.6 million (pre-tax) related to the company's Mexican bus affiliates and from a $2.1 million pre-tax charge for additional warranty and other related costs with respect to the company's former U.S. chassis business which was sold in June 1995. The $2.4 million after-tax loss from discontinued operations in fiscal 1995 reflects losses on the sale of the company's former U.S. chassis business and from the sale of an interest in a former Mexican bus affiliate.

   Acquisitions

   On September 18, 1996, the company acquired for cash all of the issued and outstanding stock of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S. The acquisition price of $156.9 million, including acquisition costs and net of cash acquired, was financed from borrowings under a bank credit facility. On November 9, 1995, the company through its wholly-owned subsidiary, Summit Performance Systems, Inc. (Summit), acquired the inventory, land, buildings, machinery and equipment, and technology of Friesz Manufacturing Company (Friesz), a manufacturer of concrete mixer systems and related aftermarket replacement parts, from available cash for $3.9 million (see Subsequent Event).

   Financial Condition

   Year Ended September 30, 1997

   During fiscal 1997, cash increased $23.1 million. Cash provided from operating activities of $65.8 million was used primarily to fund $6.3 million of capital additions, $1.7 million of payments related to discontinued operations, $22.9 million of long-term debt payments, $6.5 million of purchases of common stock and common stock warrants (net of stock option exercise proceeds), and $4.2 million of dividends.

   Year Ended September 30, 1996

   During fiscal 1996, cash decreased $29.6 million. The acquisitions of Pierce and Friesz for $160.8 million, cash used for operating activities of $16.2 million, capital additions of $5.4 million, stock repurchases of $5.4 million and dividends of $4.4 million, were funded principally from long-term borrowings of $157.9 million, from available cash and from cash provided from discontinued operations of $4.7 million. Cash was used for operating activities in fiscal 1996 due to higher working capital requirements associated with sales in the fourth quarter of fiscal 1996 and first quarter of fiscal 1997.

   Liquidity and Capital Resources

   The following contains forward looking statements, including statements that include the words "believes" and "expects" or words of similar import with reference to the company. These statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those described in any such statement.

   The company's principal uses of cash for the next several years will be interest and principal payments on acquisition indebtedness, capital expenditures, dividends, and potentially further acquisitions.

   On September 18, 1996, the company entered into a bank credit agreement (the Bank Credit Agreement) to finance the acquisition of Pierce and to refinance a previous revolving credit facility. The Bank Credit Agreement consists of a $150 million term loan which requires annual principal payments of $15 million through fiscal 2002 and a final payment of $60 million on September 30, 2003, and a $50 million revolving credit facility for working capital purposes which expires on September 30, 1999. Through December 8, 1997, the company has made the $15 million principal payments due in September 1997 and 1998, and paid another $25 million which will be prorated against the principal payments required in fiscal 1999 through
   fiscal 2003.   At September 30, 1997, $3.0 million of standby letters of
   credit reduced available capacity under the revolving credit facility to $47.0 million. The total of all term loan and revolving credit facility borrowings, excluding letters of credit, must be reduced to or below $145.0 million and $130.0 million for 60 consecutive days in fiscal 1998 and 1999, respectively.

   The Bank Credit Agreement limits capital expenditures to $15 million annually. Capital expenditures are projected to approximate $8 to $10 million annually for the next several years. The Bank Credit Agreement also restricts other corporate activities as described in Note 4 to the audited consolidated financial statements. The company believes that such limitations should not impair its future operating activities.

   The company believes its internally generated cash flow, supplemented by U.S. Government progress payments when applicable and borrowings available under the Bank Credit Agreement will be adequate to meet working capital and other operating and capital requirements of the company during fiscal 1998. Substantial additional borrowings beyond those available under the Bank Credit Agreement would be required to complete the acquisition described under Subsequent Event.

   The company is dependent on its sales of defense products to the U.S. Government, which represented $288.6 million (42.2%) and $251.5 million (60.8%) of total sales during fiscal 1997 and fiscal 1996, respectively. Substantial decreases in the company's level of defense business from the current level could have an adverse effect on the company's profitability. The company expects fiscal 1998 sales to the U.S. Government to decrease $20 to $30 million from fiscal 1997 levels, although actual sales could vary based on changes in the federal budget, international sales, and other factors. Accordingly, it will be necessary for the company to reduce its fixed costs to maintain the profitability of its defense business at fiscal 1997 levels.

   On May 2, 1997, the company and Freightliner formally terminated a strategic alliance formed on June 2, 1995. The company repurchased from Freightliner 350,000 shares of its Common Stock and 1,250,000 warrants for the purchase of additional shares of Common Stock for a total of $6.8 million. The company and Freightliner will continue to supply each other with parts and components.

   Backlog

   The company's backlog at fiscal year-end 1997 was $361 million, compared to $433 million at year-end 1996. The backlog at fiscal year-end 1997 includes $205 million with respect to U.S. Government contracts, $120 million related to Pierce and the remainder relates to other commercial products. The $72 million decrease in the backlog from year-end 1996 to year-end 1997 is primarily due to a $67 million decrease in the backlog related to U.S. Government contracts. Approximately 99% of the company's backlog pertains to fiscal 1998 business. Virtually all the company's revenues are derived from customer orders prior to commencing production.

   Stock Buyback

   In July 1995, the company's board of directors authorized the repurchase of up to 1,000,000 shares of Common Stock. As of September 30, 1997 and 1996, the company had purchased 461,535 shares under this program at a cost of $6.6 million.

   New Accounting Standards

   In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share," which is required to be adopted effective for both interim and annual financial statements for periods ending after December 15, 1997. Among other provisions, the dilutive effect of stock options must be excluded under the new requirements for calculating basic earnings per share, which will replace primary earnings per share. This change is not expected to materially impact the company's earnings per share calculations.

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997. Since this statement applies only to the presentation of comprehensive income, it will not have any impact on the company's results of operations, financial position or cash flows.

   In June 1997, the Financial Accounting Standards Board also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The statement defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets, and other related information are required to be disclosed for each operating segment. In addition, this statement requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets, and major customers. The statement is also effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 will not affect the company's results of operations or financial position, but will affect the disclosure of segment information.

   Subsequent Event

   On December 8, 1997, the company announced that it had agreed to acquire McNeilus Companies, Inc. (McNeilus), a $300-million manufacturer and marketer of refuse and recycling truck bodies, rear-discharge concrete mixers, and ready-mix batch plants. The total purchase cost for all McNeilus stock and related non-compete and ancillary agreements is $250 million in cash. The transaction is subject to the approval of the appropriate governmental authorities and is expected to close in the first quarter of calendar 1998.

   Under certain conditions, if the acquisition is not consummated, the company may be required to pay McNeilus a fee of $10 million, and conversely, McNeilus may be required to pay a $10 million fee to the company.

                            Oshkosh Truck Corporation

                    Consolidated Statements of Income (Loss)

   Years ended September 30,
   (In thousands, except per share amounts)

                                         1997       1996        1995

   Continuing operations:
       Net sales                       $683,234   $413,455    $438,557
       Cost of sales                    594,390    378,376     384,579
                                       --------   --------    --------
           Gross income                  88,844     35,079      53,978

   Operating expenses:
       Selling, general and
        administrative                   47,742     32,205      29,242
       Engineering, research and
        development                       7,847      6,304       5,443
       Amortization of goodwill and
        other intangibles                 4,470        171       ---
                                       --------   --------    --------
           Total operating expenses      60,059     38,680      34,685
                                       --------   --------    --------
   Income (loss) from operations         28,785     (3,601)     19,293

   Other income (expense):
       Interest expense                 (12,722)      (929)       (679)
       Interest income                      717      1,040         774
       Miscellaneous, net                  (278)     1,508        (466)
                                       --------   --------    --------
                                        (12,283)     1,619        (371)
                                       --------   --------    --------
   Income (loss) from continuing
     operations before income taxes      16,502     (1,982)     18,922
   Provision (credit) for income
     taxes                                6,496     (1,741)      7,285
                                       --------   --------    --------
   Income (loss) from continuing
     operations                          10,006       (241)     11,637

   Discontinued operations:
       Loss from discontinued
         operations, net of income
         tax benefit of $1,623           ---        ---         (3,137)
       Gain (loss) on disposal of
         operations, net of
         income tax benefit of $1,827
         in 1996 and $357 in 1995        ---        (2,859)        716
                                       --------   --------    --------
                                         ---        (2,859)     (2,421)
                                       --------   --------    --------
   Net income (loss)                    $10,006    $(3,100)     $9,216
                                       ========   ========    ========

   Earnings (loss) per common share:
       Continuing operations              $1.18      $(.03)      $1.32
       Discontinued operations           ---          (.32)       (.28)
                                       --------   --------    --------
           Net income (loss)              $1.18      $(.35)      $1.04
                                       ========   ========    ========

   See accompanying notes.

                            Oshkosh Truck Corporation
                           Consolidated Balance Sheets


   September 30,
   (In thousands)
                                                  1997           1996
   Assets
   Current assets:
    Cash and cash equivalents                  $23,219       $    127
    Receivables, net                            81,235         76,624
    Inventories                                 76,497        106,289
    Prepaid expenses                             3,405          3,619
    Refundable income taxes                     ---             6,483
    Deferred income taxes                        9,479          7,055
                                               -------       --------
           Total current assets                193,835        200,197

   Deferred charges                              1,067          2,645

   Other long-term assets                        6,660          7,834

   Property, plant and equipment:
    Land                                         7,172          7,131
    Buildings                                   42,220         40,421
    Machinery and equipment                     78,270         77,485
                                               -------        -------
                                               127,662        125,037
    Less accumulated depreciation              (72,174)       (67,002)
                                               -------       --------
           Net property, plant and
             equipment                          55,488         58,035

   Goodwill and other intangible assets,
     net                                       163,344        166,450
                                               -------        -------
   Total assets                               $420,394       $435,161
                                               =======        =======

   Liabilities and Shareholders' Equity
   Current liabilities:
    Accounts payable                           $48,220      $  49,178
    Customer advances                           30,124         27,793
    Payroll-related obligations                 15,157         12,843
    Accrued warranty                            12,320          8,942
    Other current liabilities                   21,365         16,997
       Net current liabilities of
        discontinued operations                  1,536          1,975
       Current maturities of long-term debt     15,000         15,000
                                               -------        -------
        Total current liabilities              143,722        132,728

   Long-term debt                              120,000        142,882
   Postretirement benefit obligations           10,147          9,517
   Other long-term liabilities                   1,811          1,843
   Net long-term liabilities of
    discontinued operations                      1,362          2,581
   Deferred income taxes                        22,452         24,008

   Shareholders' equity:
       Class A Common Stock                          4              4
       Common Stock                                 89             89
    Paid-in capital                             13,591         16,059
    Retained earnings                          120,085        114,246
                                               -------        -------
                                               133,769        130,398
    Cost of Common Stock in treasury           (12,869)        (8,796)
                                               -------       --------
           Total shareholders' equity          120,900        121,602
                                               -------        -------
   Total liabilities and shareholders'
    equity                                    $420,394       $435,161
                                               =======        =======

   See accompanying notes.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

   Years ended September 30,
   (In thousands, except share and per share amounts)

                                                                                      Pension
                                    Common     Paid-In    Retained     Treasury      Liability
                                     Stock     Capital    Earnings       Stock      Adjustment      Total

   Balance at September 30, 1994         $90     $7,623     $116,890      $(2,591)         $(454)   $121,558
   Net income                            ---        ---        9,216          ---            ---       9,216
   Cash dividends:
       Class A Common Stock
           ($.435 per share)             ---        ---         (191)         ---            ---        (191)
       Common Stock
           ($.500 per share)             ---        ---       (4,218)         ---            ---      (4,218)
   Sale of 350,000 shares of
       Common Stock                        3      5,247          ---          ---            ---       5,250
   Sale of 1,250,000 stock
       warrants                          ---      4,187          ---          ---            ---       4,187
   Common Stock issuance costs
       and cost of stock
       restriction agreement             ---       (863)         ---          ---            ---        (863)
   Purchase of Common Stock for
       treasury                          ---        ---          ---         (933)           ---        (933)
   Exercise of stock options             ---         12          ---          121            ---         133
   Incentive compensation awards         ---        327          ---          ---            ---          32
   Pension liability adjustment          ---        ---          ---          ---         (1,053)     (1,053)
                                      ------     ------      -------      -------        -------      -------
   Balance at September 30, 1995          93     16,533      121,697       (3,403)        (1,507)    133,413

   Net loss                              ---        ---       (3,100)         ---            ---      (3,100)
   Cash dividends:
       Class A Common Stock
           ($.435 per share)             ---        ---         (177)         ---            ---        (177)
       Common Stock
           ($.500 per share)             ---        ---       (4,174)         ---            ---      (4,174)
   Purchase of Common Stock for
       treasury                          ---        ---          ---       (5,618)           ---      (5,618)
   Exercise of stock options             ---         43          ---          225            ---         268
   Termination of incentive
       compensation awards               ---       (517)         ---          ---            ---        (517)
   Pension liability adjustment          ---        ---          ---          ---          1,507       1,507
                                      ------     ------      -------      -------        -------      -------
   Balance at September 30, 1996          93     16,059      114,246       (8,796)           ---     121,602
   Net income                            ---        ---       10,006          ---            ---      10,006
   Cash dividends:
       Class A Common Stock
           ($.435 per share)             ---        ---         (177)         ---            ---        (177)
       Common Stock
           ($.500 per share)             ---        ---       (3,990)         ---            ---      (3,990)
   Purchase of Common Stock for
       treasury                          ---        ---          ---       (4,246)           ---      (4,246)
   Purchase of 1,250,000 stock
        warrants                         ---     (2,504)         ---          ---            ---      (2,504)
   Exercise of stock options             ---         36          ---          173            ---          209
                                      ------     ------      -------      -------        -------      -------
   Balance at September 30, 1997         $93    $13,591     $120,085     $(12,869)      $    ---     $120,900
                                      ======     ======      =======      =======        =======      =======


   See accompanying notes.


                            Oshkosh Truck Corporation

                      Consolidated Statements of Cash Flows

   Years ended September 30,
   (In thousands)
                                            1997        1996        1995
   Operating activities:
   Net income (loss) from continuing
    operations                           $10,006       $(241)    $11,637
   Depreciation and amortization          14,070       8,798       8,409
   Write-off of investments                  200       4,125       ---
   Deferred income taxes                  (3,980)     (1,381)      2,577
   (Gain) loss on disposal of
    property, plant and equipment            (43)         77         (21)
   Changes in operating assets and
    liabilities:
       Receivables                        (4,611)    (10,648)     (4,349)
       Inventories                        29,792     (25,071)       (809)
       Prepaid expenses                      214         469        (540)
       Deferred charges                    1,578         333         (94)
       Accounts payable                     (958)     13,314      (4,314)
       Customer advances                   2,331         930      (1,887)
       Income taxes                        7,446      (5,268)        636
       Payroll-related obligations         2,314         213         313
       Accrued warranty                    3,378       2,094        (639)
       Other current liabilities           3,447      (4,646)         11
       Other long-term liabilities           598         665      (4,764)
                                         -------     -------     -------
           Net cash provided from
            (used for) operating
            activities                    65,782     (16,237)      6,166

   Investing activities:
   Acquisitions of businesses, net of
    cash acquired                            ---    (160,838)     ---
   Additions to property, plant and
    equipment                             (6,263)     (5,355)     (5,347)
   Proceeds from sale of property,
    plant and equipment                      395       2,086         114
   Increase in other long-term assets     (1,532)     (2,124)       (937)
                                         -------     -------    --------
      Net cash used for investing
        activities                        (7,400)   (166,231)     (6,170)

   Net cash provided from (used for)
    discontinued operations               (1,658)      4,743      10,482


   Financing activities:
   Net borrowings (repayments) of
    long-term debt                       (22,882)   157,882       ---
   Sale of Common Stock and Common
    Stock warrants, net of issuance
    costs                                 ---         ---          8,574
   Purchase of Common Stock, Common
    Stock warrants and proceeds from
    exercise of stock options, net        (6,541)     (5,350)       (800)
   Dividends paid                         (4,209)     (4,396)     (4,372)
                                         -------     -------     -------
       Net cash provided from (used
          for) financing
          activities                     (33,632)    148,136       3,402
                                         -------     -------     -------
   Increase (decrease) in cash and
    cash equivalents                      23,092     (29,589)     13,880

   Cash and cash equivalents at
    beginning of year                        127      29,716      15,836
                                         -------     -------     -------
   Cash and cash equivalents at end of
    year                                 $23,219        $127     $29,716
                                         =======     =======     =======
   Supplemental disclosures:
    Cash paid for interest:
    Continuing operations               $12,974        $538         $759
    Discontinued operations                 ---         ---          709
    Cash paid for income taxes            2,998       3,116        2,114


   See accompanying notes.


                            Oshkosh Truck Corporation

                   Notes to Consolidated Financial Statements

                               September 30, 1997
               (In thousands, except share and per share amounts)

   1. Summary of Significant Accounting Policies

   Operations - Oshkosh Truck Corporation and its wholly-owned subsidiaries
   (the company) is a leading manufacturer of a wide variety of heavy-duty specialized trucks. The company sells its products into three principal markets - fire and emergency support, defense, and other commercial truck markets. The company's fire and emergency support business is principally conducted through its wholly-owned subsidiary, Pierce Manufacturing Inc.
   (Pierce).

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

   Cash and Cash Equivalents - The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents, consisting principally of commercial paper, totaled $23,022 at September 30, 1997. The cost of these securities, which are considered "available for sale" for financial reporting purposes, approximates fair value at September 30, 1997.

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

   Other Long-Term Assets - Other long-term assets include capitalized software and related costs which are amortized on a straight-line method over a three to five-year period, deferred financing costs which are amortized to interest expense over the term of the debt, prepaid funding of pension costs and certain investments. During fiscal 1996, the company wrote off its $3,025 investment in a Mexican bus manufacturer, a $200 investment in Steeltech Manufacturing, Inc. (Steeltech) and a $900 investment in a joint venture which leases equipment to Steeltech (see
   Note 11).

   Goodwill and Other Intangible Assets - The cost of goodwill and other intangible assets is amortized on a straight-line basis over the estimated periods benefited ranging from 13 to 40 years. The realizability of goodwill and other intangibles is evaluated periodically as events or circumstances indicate a possible impairment. Such evaluations are based on various analyses, including cash flow and profitability projections, to determine the ability of the company to recover their carrying amounts.
   The analyses necessarily involve significant judgment to evaluate the capacity of acquired businesses to perform within projections.

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

   Research and Development- Research and development costs are charged to expense as incurred and amounted to approximately $7,847, $6,304, and $5,443 for continuing operations during fiscal 1997, 1996, and 1995, respectively.

   Warranty - Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. Amounts expensed with respect to continuing operations in fiscal 1997, 1996, and 1995 were $9,658, $7,741, and $4,518, respectively.

   Income Taxes - Deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the income tax basis of the company's assets and liabilities using currently enacted tax rates and laws.

   Fair Values - The carrying amounts of accounts receivable and payable and long-term debt approximated fair value as of September 30, 1997 and 1996.

   Environmental Remediation Costs - Statement of Position 96-1
   "Environmental Remediation Liabilities" (SOP 96-1) became effective for the company in fiscal 1997. In accordance with SOP 96-1, the company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The accruals are adjusted as further information develops or circumstances change.

   New Accounting Standards - In February 1997, the Financial Accounting
   Standards Board issued Statement of Financial Accounting Standards (SFAS)
   No. 128, "Earnings Per Share," which is required to be adopted effective for both interim and annual financial statements for periods ending after December 15, 1997. Among other provisions, the dilutive effect of stock options must be excluded under the new requirements for calculating basic earnings per share, which will replace primary earnings per share. This change is not expected to materially impact the company's earnings per share calculations.

   In June 1997, the Financial Accounting Standards Board issued SFAS No.
   130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997.
   Since this statement applies only to the presentation of comprehensive income, it will not have any impact on the company's results of operations, financial position or cash flows.

   In June 1997, the Financial Accounting Standards Board also issued SFAS
   No. 131, "Disclosures about Segments of an Enterprise and Related
   Information." SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The statement defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets, and other related information are required to be disclosed for each operating segment. In addition, this statement requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets, and major customers. The statement is also effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 will not affect the company's results of operations or financial position, but will affect the disclosure of segment information.

   Earnings (Loss) Per Share - Earnings (loss) per share is computed on the basis of the weighted average number of shares of common stock outstanding
   (8,502,166; 8,828,224; and 8,823,766 in fiscal 1997, 1996, and 1995, respectively). Stock options, warrants and stock issuable under incentive compensation awards were not dilutive in any of the years presented.

   Reclassifications - Certain reclassifications have been made to the fiscal
   1996 and 1995 financial statements to conform to the 1997 presentation.

   2. Balance Sheet Information

                                                1997       1996
    Receivables
    U.S. Government:
        Amounts billed                         $34,399    $27,353
        Amounts unbilled                         1,782      4,918
                                               -------    -------
                                                36,181     32,271
    Commercial customers                        45,603     41,510
    Other                                        1,421      3,909
                                               -------    -------
                                                83,205     77,690
    Less allowance for doubtful accounts        (1,970)    (1,066)
                                               -------    -------
                                               $81,235    $76,624
                                               =======    =======


   The unbilled amounts represent estimated claims for government-ordered changes which will be invoiced upon completion of negotiations and price adjustment provisions which will be invoiced when they are agreed upon by the government.

                                                1997        1996
    Inventories
    Finished products                         $  6,430    $ 15,208
    Partially finished products                 36,661      51,533
    Raw materials                               44,455      47,580
                                               -------     -------
    Inventories at FIFO cost                    87,546     114,321
    Less:  Progress payments on U.S.
             Government contracts               (2,988)       --
           Excess of FIFO cost over LIFO
             cost                               (8,061)     (8,032)
                                               -------    --------
                                               $76,497    $106,289
                                               =======    ========

   Title to all inventories related to government contracts which provide for progress payments vests in the government to the extent of unliquidated progress payments.

   Goodwill and Other Intangible
     Assets
                                Useful Lives      1997       1996
   Goodwill                     40 Years         $103,887  $102,523
   Distribution network         40 Years          53,000     53,000
   Other                        13-40 Years       11,098     11,098
                                                 -------    -------
                                                 167,985    166,621

   Less accumulated amortization                  (4,641)      (171)
                                                 -------    -------
                                                $163,344   $166,450
                                                 =======    =======


   The increase in goodwill from 1996 to 1997 is due to finalization of purchase accounting related to the Pierce acquisition.

   3. Acquisitions

   On September 18, 1996, the company acquired for cash all of the issued and outstanding stock of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S. The acquisition price of $156,926, including acquisition costs and net of cash acquired, was financed from borrowings under a bank credit facility (see Note 4).

   The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of Pierce are included in the company's consolidated statements of income (loss) since the date of acquisition. The purchase price, including acquisition costs, was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition and was subsequently adjusted during fiscal 1997. Approximately $62,000 of the purchase price was allocated to the distribution network and other intangible assets. The excess of the purchase price over the estimated fair value of net assets acquired amounted to $103,887 which has been accounted for as goodwill.

   Pro forma unaudited consolidated operating results of the company, assuming Pierce had been acquired as of October 1, 1995 and 1994, are summarized below:

                                                 1996          1995

    Net sales                                   $605,439       $618,555
    Income (loss) from continuing                 (1,262)         7,699
    Net income (loss)                             (4,121)         4,901
    Earnings (loss) per share:
        Continuing operations                   $  (0.14)       $  0.87
        Net income (loss)                          (0.47)          0.56

   These pro forma results have been prepared for informational purposes only and include certain adjustments to depreciation expense related to acquired plant and equipment, amortization expense arising from goodwill and other intangible assets, interest expense on acquisition debt, elimination of certain non-recurring expenses incurred by Pierce prior to the acquisition, and the estimated related income tax effects of all such adjustments. Anticipated efficiencies from the consolidation of Pierce's manufacturing facilities and from the synergies related to the consolidation of certain functions among Pierce and the company were not fully determinable and therefore have been excluded from the amounts included in the pro forma operating results. These pro forma results do not purport to be indicative of the results of operations which would have resulted had the combination been in effect as of October 1, 1995 and 1994 or of the future results of operations of the consolidated entities.

   On November 9, 1995, the company through its wholly-owned subsidiary, Summit Performance Systems, Inc. (Summit), acquired the land, buildings, machinery and equipment, and technology of Friesz Manufacturing Company
   (Friesz) from available cash for $3,912. Friesz was engaged in the manufacture and sale of concrete mixer systems and related aftermarket replacement parts. Approximately $2,150 of the purchase price has been allocated to intangible assets, principally designs and related technology. The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of Friesz are included in the company's consolidated statements of income (loss) since the date of acquisition. Had the acquisition occurred as of October 1, 1995 or 1994, there would have been no material pro forma effects on the net sales, net income (loss) or earnings (loss) per share of the company in fiscal 1996 or 1995.

   4. Long-Term Debt

   On September 18, 1996, the company entered into a bank credit agreement
   (the Bank Credit Agreement) to finance the acquisition of Pierce (see Note
   3) and to refinance a previous revolving credit facility.  The Bank Credit
   Agreement consists of a $150,000 term loan which requires annual principal payments of $15,000 through fiscal 2002 and a final payment of $60,000 on September 30, 2003, and a $50,000 revolving credit facility for working capital purposes which expires on September 30, 1999. The total of all term loan and revolving credit facility borrowings, excluding letters of credit, must be reduced to or below $145,000, and $130,000 for 60 consecutive days in fiscal 1998, and 1999, respectively.

   Interest on the term loan and the revolving credit facility is payable at prime or at the applicable Eurodollar rate plus 2.25% and 1.875%, respectively, subject to adjustment if certain financial criteria are met
   (weighted average rate of 7.98% and zero, respectively, at September 30, 1997, and 8.25% and 8.25%, respectively, at September 30, 1996).

   The company is charged a 0.25% fee with respect to any unused balance under its revolving credit facility, and a 1.875% fee with respect to any letters of credit issued under the revolving credit facility. These fees are subject to adjustment if certain financial criteria are met. At
   September 30, 1997, $2,962 of standby letters of credit reduced available capacity under the revolving credit facility to $47,038.

   At September 30, 1997, substantially all the tangible and intangible assets of the company are pledged as collateral under the Bank Credit
   Agreement. Among other restrictions, the Bank Credit Agreement: (1) limits payments of dividends, purchases of the company's stock, and capital expenditures; (2) requires that certain financial ratios be maintained at prescribed levels; (3) restricts the ability of the company to make additional borrowings, or to consolidate, merge or otherwise fundamentally change the ownership of the company; and (4) limits investments, dispositions of assets and guarantees of indebtedness. The company believes that such limitations should not impair its future operating activities.

   The aggregate annual maturities of long-term debt for the five years succeeding September 30, 1997, are as follows: 1998 - $15,000; 1999 -
   $15,000; 2000 - $15,000; 2001 - $15,000; and 2002 - $15,000.  From October
   1, 1997 through December 8, 1997, the company has paid from available cash the $15,000 mandatory principal payment due September 30, 1998 and paid an additional $25,000 on the term loan which will be applied on a pro rata basis to the principal payments due in the fiscal years of 1999 to 2003.

   5. Income Taxes

   Income Tax Provision
                                           1997        1996         1995
   Current:
    Federal                               $8,236      $2,988       $5,572
    State                                  1,866         368          873
                                           ------      ------       ------
      Total current                       10,102       3,356        6,445

   Deferred:
    Federal                               (3,271)     (4,630)         763
    State                                   (335)       (467)          77
      Total deferred                      (3,606)     (5,097)         840
                                           ------     -------      -------
                                          $6,496     $(1,741)      $7,285
                                           ======     =======      =======

   Effective Rate Reconciliation
                                          1997           1996        1995
    U.S. federal tax rate                 35.0%        (34.0)%       35.0%
    State income taxes, net                6.0          (5.0)         3.5
    Reduction of prior years' excess      (5.5)         (50.5)        --
      tax provisions
    Foreign sales corporation             (1.5)         (5.2)        (0.6)
    Goodwill amortization                  5.4            --          --
    Other, net                             --            6.9          0.6
                                         -----         -----        -----
                                          39.4%        (87.8)%       38.5%
                                         =====         =====        =====


   Deferred Tax Assets and Liabilities
                                                1997          1996
    Deferred tax assets:
     Other current liabilities                   $5,277        $6,625
     Accrued warranty                             4,439         3,194
     Postretirement benefit obligations           3,916         3,674
       Investments                                1,887         1,801
     Payroll-related obligations                  1,846           818
     Other                                          729           419
                                                -------       -------
           Total deferred tax assets             18,094        16,531

    Deferred tax liabilities:
     Intangible assets                           23,402        24,150
       Property, plant and equipment              4,175         5,972
       Inventories                                2,341         1,922
       Deferred charges                           1,091         1,091
     Other                                           58           349
                                                -------       -------
           Total deferred tax liabilities        31,067        33,484
                                               --------      --------
              Net deferred tax liability      $(12,973)     $(16,953)
                                               ========      ========

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

   Components of net periodic pension cost for these plans for fiscal 1997, 1996, and 1995, including costs of discontinued operations which are not significant in any year presented but excluding Pierce pension costs for 1996 due to the proximity of its acquisition to the company's fiscal year end, are as follows:

                                               1997      1996       1995
   Service cost benefits earned during
    year                                      $1,387     $1,149    $1,140
   Interest cost on projected benefit
    obligations                                2,439      1,979     1,862
   Actual return on plan assets               (8,789)    (3,347)   (2,505)
   Net amortization and deferral               6,123      1,232       438
                                               ------     ------    ------
   Net periodic pension cost                  $1,160     $1,013      $935
                                               ======     ======    ======

   The following table summarizes the funded status of the pension plans and the amounts recognized in the company's consolidated balance sheets at September 30, 1997 and 1996:

                                              1997          1996
   Actuarial present value of benefit
    obligations:
    Vested                                   $29,334      $26,009
    Nonvested                                    694          602
                                             -------      -------
   Accumulated benefit obligations            30,028       26,611
   Adjustment for projected benefit
    obligations                                4,759        4,731
                                             -------     --------
   Projected benefit obligations              34,787       31,342
   Plan assets at fair value                  39,556       31,089
                                             -------     --------
   Plan assets in excess of (less than)
    projected benefit obligations              4,769         (253)
   Unrecognized net transition asset            (594)        (661)
   Unrecognized net (gain) loss               (1,538)       4,811
   Unrecognized prior service cost             1,229          345
                                              ------       ------
   Prepaid pension asset                      $3,866       $4,242
                                              ======       ======

   The plans' assets are comprised of investments in commingled equity and fixed income funds and individually managed equity portfolios.

   Actuarial assumptions are as follows:
                                            1997     1996      1995

    Discount rate                           7.75%    7.75%     7.50%
    Rate of increase in compensation        4.50     4.50      4.50
    Expected long-term rate of return
      on plan assets                        9.25     9.25      9.25


   In addition to providing pension benefits for the majority of its employees, the company provides health benefits to certain of its retirees and their eligible spouses. Approximately 50% of the company's employees become eligible for these benefits if they reach normal retirement age while working for the company.

   The following table summarizes the status of the postretirement benefit plan and the amounts recognized in the company's consolidated balance sheets at September 30, 1997 and 1996:

                                                1997      1996
    Postretirement benefit obligations:
     Retirees                                  $2,828    $2,929
     Fully eligible active participants           522       397
     Other active participants                  5,647     4,865
                                              -------   -------
                                                8,997     8,191
    Unrecognized net gain                       1,150     1,326
                                              -------   -------
    Postretirement benefit obligations        $10,147    $9,517
                                              =======   =======

   Net periodic postretirement benefit cost for fiscal 1997, 1996, and 1995, including discontinued operations which is not significant in any year presented, includes the following components:

                                                 1997    1996   1995

    Service cost                                  $366   $353   $372
    Interest cost on the accumulated
     postretirement benefit obligation             613    580    610
     Amortization of unrecognized net gain        (32)     --     --
                                                 -----  -----  -----
    Net periodic postretirement benefit cost      $947   $933   $982
                                                 =====  =====  =====


   Net change in postretirement benefit obligations includes the following:

                                                      1997       1996

    Balance at beginning of year                    $9,517     $8,839
    Benefits paid                                    (317)      (255)
    Net periodic postretirement benefit cost           947        933
                                                   -------    -------
    Balance at end of year                         $10,147     $9,517
                                                   =======    =======

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.2% in fiscal 1997, declining to 6.5% in fiscal 2006. The weighted average discount rate used in determining the postretirement benefit obligation was 7.75% in fiscal 1997 and 1996. If the health care cost trend rate was increased by 1%, the postretirement benefit obligation at September 30, 1997 would increase by $799 and net periodic postretirement benefit cost for fiscal 1997 would increase by $107.

   The company has defined contribution 401(k) plans covering substantially all employees. The plans allow employees to defer 2% to 19% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive company matching contributions. Amounts expensed for company matching contributions for continuing operations were $825, $401, and $407 in fiscal 1997, 1996, and 1995, respectively.

   7. Shareholders' Equity

   The company is authorized to issue 1,000,000 shares of $.01 par value
   Class A Common Stock of which 406,878 shares and 409,258 shares were issued and outstanding at September 30, 1997 and 1996, respectively. The company is authorized to issue 18,000,000 shares of $.01 par value Common
   Stock.  At September 30, 1997, 8,951,287 and 7,900,481 shares of Common
   Stock were issued and outstanding, respectively. At September 30, 1996, 8,948,907 and 8,227,770 shares of Common Stock were issued and outstanding, respectively. The company is also authorized to issue up to 2,000,000 shares of $.01 par value Preferred Stock, none of which were issued or outstanding at September 30, 1997 or 1996.

   On May 2, 1997, the company and Freightliner Corporation (Freightliner) formally terminated a strategic alliance formed on June 2, 1995. The company repurchased from Freightliner 350,000 shares of its Common Stock and 1,250,000 warrants for the purchase of additional shares of Common
   Stock for a total of $6,750. The company and Freightliner will continue to supply each other with parts and components.

   The company has a stock restriction agreement with two shareholders owning the majority of the company's Class A Common Stock. The agreement is intended to allow for an orderly transition of Class A Common Stock into Common Stock. The agreement provides that at the time of death or incapacity of the survivor of them, the two shareholders will exchange all of their Class A Common Stock for Common Stock, and at that time, if not earlier, will support an amendment to the Articles of Incorporation which will provide for a mandatory conversion of all Class A Common Stock into Common Stock.

   Each share of Class A Common Stock is convertible into Common Stock on a one-for-one basis. As of September 30, 1997, 406,878 shares of Common
   Stock are reserved for the conversion of Class A Common Stock.  In July
   1995, the company authorized the buy back of up to one million shares of the company's Common Stock. As of September 30, 1997 and 1996, the company had purchased 461,535 shares of its Common Stock at an aggregate cost of $6,551.

   Dividends are required to be paid on both the Class A Common Stock and Common Stock at any time that dividends are paid on either. Each share of Common Stock is entitled to receive 115% of any dividend paid on each share of Class A Common Stock, rounded up or down to the nearest $0.0025 per share.

   Holders of the Common Stock have the right to elect or remove as a class
   25% of the entire Board of Directors of the company rounded to the nearest whole number of directors, but not less than one. Holders of Common Stock are not entitled to vote on any other company matters, except as may be required by law in connection with certain significant actions such as certain mergers and amendments to the company's Articles of Incorporation, and are entitled to one vote per share on all matters upon which they are entitled to vote. Holders of Class A Common Stock are entitled to elect the remaining directors (subject to any rights granted to any series of Preferred Stock) and are entitled to one vote per share for the election of directors and on all matters presented to the shareholders for vote.

   The Common Stock shareholders are entitled to receive a liquidation preference of $7.50 per share before any payment or distribution to holders of the Class A Common Stock. Thereafter, holders of the Class A
   Common Stock are entitled to receive $7.50 per share before any further payment or distribution to holders of the Common Stock. Thereafter, holders of the Class A Common Stock and Common Stock share on a pro rata basis in all payments or distributions upon liquidation, dissolution or winding up of the company.

   8. Stock Option and Performance Share Award Plans

   The company has reserved 756,071 shares of Common Stock at September 30, 1997 to provide for the exercise of outstanding stock options and warrants, and the issuance of Common Stock under incentive compensation awards. Under the 1990 Incentive Stock Plan for Key Employees (the Plan), officers, other key employees and directors may be granted options to purchase up to an aggregate of 825,000 shares of the company's Common
   Stock at not less than the fair market value of such shares on the date of grant. Participants may also be awarded grants of restricted stock under the Plan. The Plan expires on April 9, 2000. Options become exercisable ratably on the first, second and third anniversary of the date of grant.
   Options to purchase shares expire not later than ten years and one month after the grant of the option.

   The following table summarizes the transactions of the Plan for the three year period ended September 30, 1997:


                                                           Weighted
                                                 Number     Average
                                                   of      Exercise
                                                Options       Price

    Unexercised options outstanding -          400,649      $10.22
        Options granted                        100,500       13.84
        Options exercised                      (14,250)       9.31
        Options forfeited or expired            (9,831)      12.24

    Unexercised options outstanding -          477,068       10.96
        Options granted                         14,500       14.68
        Options exercised                      (24,515)       9.72
        Options forfeited or expired            (6,251)      12.58

    Unexercised options outstanding -          460,802       11.12
        Options granted                          5,000       12.00
        Options exercised                      (20,331)      10.34
        Options forfeited or expired            (7,570)      12.97

    Unexercised options outstanding -          437,901       11.14
        Price range $7.88 - $11.25
            (weighted-average contractual      303,151        9.78
        Price range $12.00 - $15.25
            (weighted-average contractual      134,750       14.19
    Exercisable options at September 30,       391,403       10.82

    Shares available for grant at              318,170


   Statement of Financial Accounting Standards No. 123, "Accounting for
   Stock-Based Compensation" (SFAS 123), became effective for the company in fiscal 1997. As allowed by SFAS 123, the company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for
   Stock Issued to Employees" (APB 25) in accounting for the Plan.  Under
   APB 25, the company does not recognize compensation expense on the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

   As required by SFAS 123, the company has determined the pro forma information as if the company had accounted for stock options granted since September 30, 1995, under the fair value method of SFAS 123. The
   Black-Scholes option pricing model was used with the following weighted-average assumptions: risk-free interest rates of 6.27% in 1997 and 5.39% and 6.38% in 1996; dividend yield of 4.17% in 1997 and 3.60% and 3.28% in 1996; expected common stock market price volatility factor of .305; and a weighted-average expected life of the options of six years. The weighted-average fair value of options granted in 1997 and 1996 were $3.07 and $4.08 per share, respectively. The pro forma effect of these options on net earnings and earnings per share was not material. These pro forma calculations only include the effects of 1996 and 1997 grants. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

   9. Operating Leases

   Total rental expense for plant and equipment charged to continuing operations under noncancellable operating leases was $886, $797, and $1,004 in fiscal 1997, 1996, and 1995, respectively. Minimum rental payments due under operating leases for subsequent fiscal years are: 1998-
   $937; 1999-$545; 2000-$212; 2001-$123; and 2002-$71.

   Included in rental expense are charges of $128, $128, and $215 in fiscal
   1997, 1996, and 1995, respectively, relating to leases between the company and certain shareholders.

   10. Discontinued Operations

   On June 2, 1995, Freightliner acquired certain assets of the company's motor home, bus and van chassis business. The consideration included cash of $23,815 and the assumption by Freightliner of certain liabilities. The assets sold to Freightliner consisted of inventories, property, plant and equipment and the company's ownership interest in a Mexican chassis manufacturer. The liabilities assumed by Freightliner included warranty obligations related to previously produced chassis and industrial revenue bonds that were secured by the underlying real estate. The disposition of the chassis business has been accounted for as a discontinued operation.
   Revenues of the chassis business for fiscal 1995 (through the date of sale) were $55,804.

   The net liabilities of the discontinued operations have been segregated in the consolidated balance sheets. Details of such amounts at September 30, 1997 and 1996, are as follows:

                                                      1997         1996

   Accrued warranty                                   $1,352      $1,862
   Other, net                                            184         113
                                                      ------     -------
   Net current liabilities of discontinued
     operations                                       $1,536      $1,975
                                                      ======     =======
   Accrued warranty                                   $1,235      $2,181
   Other, net                                            127         400
                                                      ------      ------
   Net long-term liabilities of discontinued
     operations                                       $1,362      $2,581
                                                      ======      ======


   In fiscal 1996, the company incurred charges totaling $2,623 arising from the write-off of receivables and other obligations related to the company's former joint venture in Mexico. In addition, in fiscal 1996, the company recognized additional warranty and other related costs totaling $2,063 with respect to the company's former U.S. chassis business.

   The company has allocated interest on the debt which was assumed by Freightliner to discontinued operations. Interest expense included in discontinued operations totaled $685 in fiscal 1995.

   11. Contingencies, Significant Estimates and Concentrations

   The company is engaged in litigation against Super Steel Products
   Corporation (SSPC), the company's former supplier of mixer systems for front-discharge concrete mixer trucks under a long-term supply contract .
   SSPC sued the company in state court claiming the company breached the contract. The company counterclaimed for repudiation of contract. On July
   26, 1996, a jury returned a verdict for SSPC awarding damages totaling
   $4,485. On October 10, 1996, the state court judge overturned the verdict against the company, granted judgment for the company on its counterclaim, and ordered a new trial for damages on the company's counterclaim. Both
   SSPC and the company have appealed the state court judge's decision.  The
   Wisconsin Court of Appeals has agreed to hear the case and both the company and SSPC have filed briefs in this matter.

   The company currently is engaged in the arbitration of certain disputes between the Oshkosh Florida Division and O.V. Containers, Inc., which arose out of the performance of a contract to deliver 690 skeletal container chassis. The arbitration is being conducted before a three-member panel under the commercial dispute rules of the American
   Arbitration Association, and is not expected to conclude before April, 1998. The company is vigorously contesting warranty and other claims made against it, and has asserted substantial claims against O.V. Containers, Inc. The outcome of these matters cannot be predicted at the present time.

   As part of its routine business operations, the company disposes of and recycles or reclaims certain industrial waste materials, chemicals and solvents at third party disposal and recycling facilities which are licensed by appropriate governmental agencies. In some instances, these facilities have been and may be designated by the United States
   Environmental Protection Agency (EPA) or a state environmental agency for remediation. Under the Comprehensive Environmental Response,
   Compensation, and Liability Act (the Superfund law) and similar state laws, each potentially responsible party (PRP) that contributed hazardous substances may be jointly and severally liable for the costs associated with cleaning up the site. Typically, PRPs negotiate a resolution with the EPA and/or the state environmental agencies. PRPs also negotiate with each other regarding allocation of the cleanup cost.

   As to one such Superfund site, Pierce is one of 414 PRPs participating in the costs of addressing the site and has been assigned an allocation share of approximately 0.04%. Currently a remedial investigation/ feasibility study is being completed, and as such, an estimate for the total cost of the remediation of this site has not been made to date. However, based on estimates and the assigned allocations, the company believes its liability at the site will not be material and its share is adequately covered through reserves established by the company at September 30, 1997. Actual liability could vary based on results of the study, the resources of other
   PRPs, and the company's final share of liability.

   The company is addressing a regional trichloroethylene (TCE) groundwater plume on the south side of Oshkosh, Wisconsin. The company believes there may be multiple sources in the area. TCE was detected at the company's
   North Plant facility with recent testing showing the highest concentrations in a monitoring well located on the upgradient property line. Because the investigation process is still ongoing, it is not possible for the company to estimate its long-term total liability associated with this issue at this time. Also, as part of the regional
   TCE groundwater investigation, the company conducted a groundwater investigation of a former landfill located on company property. The landfill, acquired by the company in 1972, is approximately 2.0 acres in size and is believed to have been used for the disposal of household waste. Based on the investigation, the company does not believe the landfill is one of the sources of the TCE contamination. Based upon current knowledge, the company believes its liability associated with the TCE issue will not be material and is adequately covered through reserves established by the company at September 30, 1997. However, this may change as investigations proceed by the company, other unrelated property owners, and government entities .

   The company is subject to other environmental matters and legal proceedings and claims which arise in the ordinary course of business.
   Although the final results of all such matters and claims cannot be predicted with certainty, management believes that the ultimate resolution of all such matters and claims, after taking into account the liabilities accrued with respect to such matters and claims, will not have a material adverse effect on the company's financial condition or results of operations. Actual results could vary, among other things, due to the uncertainties involved in litigation.

   The company has guaranteed certain customers' obligations under deferred payment contracts and lease purchase agreements totaling approximately
   $4,178 at September 30, 1997. The company is also contingently liable under bid, performance and specialty bonds totaling approximately $94,101 at September 30, 1997.

   Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. As of September 30, 1997 and 1996, the company has accrued
   $12,320 and $8,942 for warranty claims. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the company's historical experience. During fiscal 1997 and 1996, the company recorded warranty and other related costs for matters beyond the company's historical experience totaling $3,770 and $5,602, respectively, with respect to continuing operations and $2,063 with respect to discontinued operations in fiscal 1996 (see Note 10). It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the company's historical experience.

   The company subcontracted production under an $85,000 ISO-Compatible
   Palletized Flatracks (IPF) contract for the U.S. Army to Steeltech, a minority-owned firm, pursuant to Department of Defense regulations under the IPF contract. Due to financial difficulties encountered by Steeltech, the company advanced working capital requirements to Steeltech in fiscal
   1995 and 1996. As a result of delays in the start-up of full-scale production under the IPF contract, the company wrote off certain of its advances and an investment in Steeltech totaling $3,300 in fiscal 1996.
   Steeltech's IPF production passed first article testing in July 1996 and production is expected to be completed in fiscal 1998. As of September
   30, 1997 and 1996, the company had outstanding advances due from Steeltech of $162 and $2,855, respectively. In fiscal 1996, the company also wrote off an investment of $900 in a joint venture which leases equipment to Steeltech and accrued $1,084 for the potential satisfaction of a guarantee of 50% of the outstanding indebtedness of the joint venture. The company is further contingently liable for Department of Defense progress payments that have been advanced to Steeltech totaling $3,352 at September 30, 1997
   ($5,380 at September 30, 1996) in the event of incomplete performance under the IPF contract. While management currently expects the company to realize its remaining advances to Steeltech as of September 30, 1997 and to avoid liability for progress payments advanced to Steeltech, it is reasonably possible that the company could become liable for a portion of such progress payments.

   The company derives a significant portion of its revenue from the U.S.
   Department of Defense, as follows:

                                    1997         1996          1995
    Defense:
        U.S. Department of        $272,042       $249,413    $260,112
        Export                      16,584          2,059       1,623
                                   -------        -------     -------
                                   288,626        251,472     261,735

    Commercial:
        Domestic                   373,946        141,540     159,326
        Export                      20,662         20,443      17,496
                                   -------        -------     -------
                                   394,608        161,983     176,822
                                   -------        -------     -------
    Net sales                     $683,234       $413,455    $438,557
                                   =======        =======     =======


   U.S. Department of Defense sales include $17,723 and $58,855 in fiscal
   1997 and 1996, respectively, for products sold internationally under the Foreign Military Sales (FMS) Program. There were no sales under the FMS
   Program in 1995.

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

   12. Subsequent Event

   On December 8, 1997, the company announced that it had agreed to acquire
   McNeilus Companies, Inc. (McNeilus), a $300-million manufacturer and marketer of refuse and recycling truck bodies, rear-discharge concrete mixers, and ready-mix batch plants. The total purchase cost for all McNeilus stock and related non-compete and ancillary agreements is $250 million in cash. The transaction is subject to the approval of the appropriate governmental authorities and is expected to close in the first quarter of calendar 1998.

   Under certain conditions, if the acquisition is not consummated, the company may be required to pay McNeilus a fee of $10 million, and conversely, McNeilus may be required to pay a $10 million fee to the company.


   Report of Ernst & Young LLP, Independent Auditors


   Board of Directors
   Oshkosh Truck Corporation


   We have audited the accompanying consolidated balance sheets of Oshkosh
   Truck Corporation (the company) as of September 30, 1997 and 1996, and the related consolidated statements of income (loss), shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the company at September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.




   Milwaukee, Wisconsin
   October 31, 1997, except for
       Notes 4 and 12, as to which
       the date is December 8, 1997

