Form 10-K, Exhibit 13
period 1998-09-30
OSHKOSH TRUCK CORP
filed 1998-12-17
CIK 775158

Exhibit 13

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

    This Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations and other sections of this annual report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact included in this report, including, without limitation, statements regarding Oshkosh Truck Corporation's (the "Company" or "Oshkosh") future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimates", "anticipate", "believe", "should", "plans", or "continue", or the negative thereof or variations thereon or similar terminology. Although the Company believes the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, without limitation, the following: (1) the consequences of financial leverage; (2) the cyclical nature of the construction industry; (3) the risks related to reductions or changes in government expenditures; (4) the uncertainty inherent in government contracts;
(5) the challenges of integration of acquired businesses; (6) competition; (7) disruptions in the supply of parts or components from sole source suppliers and subcontractors; (8) product liability and warranty claims; (9) labor relations and market conditions; and (10) unanticipated events relating to resolving Year 2000 issues. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by these cautionary statements.

                              RESULTS OF OPERATIONS

Fiscal 1998 Compared to Fiscal 1997

    The Company reported net income of $15.1 million, or $1.77 per share, on net sales of $902.8 million for the year ended September 30, 1998, compared to net income of $10.0 million, or $1.17 per share, on sales of $683.2 million for the year ended September 30, 1997. Fiscal 1998 results include seven months of sales and earnings of McNeilus Companies, Inc. ("McNeilus"), a leading manufacturer and marketer of rear-discharge concrete mixers for the construction industry and refuse truck bodies for the waste services industry in the United States, which was acquired on February 26, 1998 (see Acquisitions). Fiscal 1998 results were adversely affected by after-tax charges of $5.6 million, including $1.2 million related to early repayment of debt, $3.5 million related to impairment losses with respect to the Company's Florida manufacturing facilities and its Summit brand mixer system technology intangible asset (see Note 13 to Notes to Consolidated Financial Statements) and $0.9 million of organization start-up costs incurred in connection with establishing a lease financing partnership. These charges were partially offset by a $2.1 million after-tax gain on the sale of an interest in a Mexican bus manufacturer.

    Sales of commercial products in fiscal 1998 were $653.8 million, an increase of $259.2 million, or 65.7%, from fiscal 1997, largely as a result of the inclusion of McNeilus sales of $240.0 million since the date of its acquisition and a $25.6 million increase in sales of Pierce Manufacturing, Inc. ("Pierce"). Commercial export sales increased $13.9 million to $34.6 million in fiscal 1998 compared to fiscal 1997, primarily as a result of increases in exports of fire apparatus by Pierce following the introduction of Pierce products to Oshkosh's international dealer network. Sales of defense products totaled $249.0 million in fiscal 1998, a decrease of $39.6 million, or 13.7%, compared to fiscal 1997. The decrease in defense sales is primarily due to a decline in heavy tactical truck procurement by the U.S. Department of Defense (the "DoD"). Fiscal 1998 and 1997 defense sales included $32.0 million and $41.4 million, respectively, of ISO-Compatible Palletized Flatracks ("IPF") for which the production was subcontracted to Steeltech Manufacturing, Inc. ("Steeltech"). This contract was completed in July 1998. Company management expects that its defense-related sales will decline by approximately $20.0 to $30.0 million in fiscal 1999. Defense export sales decreased to $0.5 million in fiscal 1998 compared to $16.6 million in fiscal 1997. Fiscal 1997 defense export sales include $13.0 million from a sale of Heavy Expanded Mobility Tactical Truck ("HEMTT") vehicles to Taiwan. Company management expects that its defense-related sales will decline by approximately $20.0 to $30.0 million in fiscal 1999.

    Gross income in fiscal 1998 totaled $136.4 million, or 15.1% of net sales, compared to $88.8 million, or 13.0% of net sales, in fiscal 1997. The increase in gross income and gross margins in fiscal 1998 was principally due to inclusion of McNeilus operating results since the date of its acquisition.

    Operating expenses totaled $87.7 million, or 9.7% of net sales, in fiscal 1998 compared to $60.1 million, or 8.8% of net sales in fiscal 1997. The increase principally reflects the expenses of McNeilus since the date of its acquisition. Operating expenses also were adversely impacted by net pre-tax charges of $2.4 million involving the impairment of the Company's Florida manufacturing facility ($3.9 million) and the impairment of its Summit brand mixer system technology intangible asset ($1.9 million), which were partially offset by the gain on sale of the Company's interest in a Mexican bus manufacturer ($3.4 million).

    Interest expense increased to $21.5 million in fiscal 1998 compared to $12.7 million in fiscal 1997 as a result of financing the McNeilus acquisition.

    The provision for income taxes in fiscal 1998 was $12.7 million, or 44.2% of pre-tax income, compared to $6.5 million, or 39.4% of pre-tax income, in fiscal 1997. The effective income tax rate in fiscal 1998 and fiscal 1997 was adversely affected by non-deductible goodwill of $4.2 million and $2.6 million, respectively, related to the acquisitions of Pierce in September 1996 and McNeilus in February 1998. Fiscal 1997 also benefited from the reversal of $0.9 million of prior years' provisions for income taxes.

    Equity in earnings of unconsolidated partnership of $0.3 million in fiscal 1998 represents the Company's after-tax share of income of the lease financing partnership. These results include the Company's share of the write-off of organization costs ($1.5 million pre-tax, $0.9 million after-tax) incurred by the partnership in fiscal 1998. See Note 12 of the Notes to Consolidated Financial Statements.

    The $1.2 million after-tax extraordinary charge recorded in fiscal 1998 represents the write-off of deferred financing costs for that portion of debt prepaid during the year.

Fiscal 1997 Compared to Fiscal 1996

    The Company reported net income of $10.0 million, or $1.17 per share, on sales of $683.2 million for the year ended September 30, 1997, compared to a net loss of $3.1 million, or $0.35 per share, on sales of $413.5 million for the year ended September 30, 1996. The fiscal 1997 results include a full year of sales and earnings of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S., which was acquired on September 18, 1996. The fiscal 1996 results were adversely affected by after-tax charges of $11.3 million, including $3.2 million related to the IPF subcontract to Steeltech, $3.5 million associated with the Company's Mexican bus affiliates, and warranty and other related costs of $4.6 million. In fiscal 1996, the Company also recognized after-tax benefits of $2.0 million on the reversal of income tax provisions and related accrued interest.

    Sales of both commercial and defense products increased in fiscal 1997 compared to fiscal 1996. Commercial sales in fiscal 1997 were $394.6 million, an increase of $232.6 million, or 143.6% from 1996, principally due to inclusion of a full year of Pierce sales in fiscal 1997. Commercial export sales totaled $20.7 million and $20.4 million, respectively, in fiscal 1997 and fiscal 1996. Sales of defense products totaled $288.6 million in fiscal 1997, an increase of $37.2 million, or 14.8%, compared to fiscal 1996. The increase in defense sales was primarily due to an increase in IPF sales which were produced by Steeltech (which increased from $8.7 million in fiscal 1996 to $41.4 million in fiscal
1997). Defense export sales also increased to $16.6 million in fiscal 1997 compared to $2.1 million in fiscal 1996.

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

     Interest expense increased to $12.7 million in fiscal 1997 compared to $0.9 million in fiscal 1996 as a result of the financing for the Pierce acquisition.

    Miscellaneous expense was $0.3 million in fiscal 1997 compared to miscellaneous income of $1.5 million in fiscal 1996. The miscellaneous income in fiscal 1996 arose primarily from the reversal of accrued interest related to income taxes.

    The provision for income taxes in fiscal 1997 was $6.5 million, or 39.4% of pre-tax income, compared to a credit for income taxes of $1.7 million in fiscal 1996. Fiscal 1997 and fiscal 1996 benefited from the reversal of $0.9 million and $1.0 million, respectively, of prior years' provisions for income taxes. In addition, the effective income tax rate in fiscal 1997 was adversely affected by non-deductible goodwill of $2.6 million arising from the Pierce acquisition.

    The $2.9 million after-tax loss from discontinued operations ($4.7 million pre-tax) in fiscal 1996 resulted from the write-off of receivables of $2.6 million (pre-tax) related to the Company's Mexican bus affiliates and from a $2.1 million pre-tax charge for additional warranty and other related costs with respect to the Company's former U.S. chassis business which was sold in June 1995.

Acquisitions

    On February 26, 1998, the Company acquired for cash all of the issued and outstanding capital stock of McNeilus and entered into related non-compete and ancillary agreements for $217.6 million, including acquisition costs and net of cash acquired. The acquisition was financed from borrowings under a Senior Credit Facility and the issuance of Senior Subordinated Notes. McNeilus is a leading manufacturer and marketer of rear-discharge concrete mixers for the construction industry and refuse truck bodies for the waste services industry in the United States. On December 19, 1997, the Company, through Pierce, acquired certain inventory, machinery and equipment, and intangible assets of Nova Quintech, a division of Nova Bus Corporation ("Nova Quintech") using available cash for $3.5 million. Nova Quintech was engaged in the manufacture and sale of aerial devices for fire trucks.

    On September 18, 1996, the Company acquired for cash all of the issued and outstanding stock of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S. The acquisition price of $156.9 million, including acquisition costs and net of cash acquired, was financed from borrowings under a bank credit facility. On November 9, 1995, Oshkosh, through its wholly owned subsidiary, Summit Performance Systems, Inc. ("Summit"), acquired the inventory, land, buildings, machinery and equipment, and technology of Friesz Manufacturing Company ("Friesz"), a manufacturer of concrete mixer systems and related after-market replacement parts, using available cash for $3.9 million.

                               FINANCIAL CONDITION

Year Ended September 30, 1998

    During fiscal 1998, cash decreased by $19.6 million to $3.6 million at September 30, 1998. Cash available at the beginning of the year of $23.2 million, $11.1 million of cash equivalents acquired from McNeilus and not used to reduce the McNeilus acquisition indebtedness and cash provided from operations of $79.9 million were used primarily to fund $78.0 million of debt repayments (including $25.0 million prior to the acquisition of McNeilus), a $16.3 million reduction of the Revolving Credit Facility, the acquisition of Nova Quintech for $3.5 million, property, plant and equipment additions of $8.6 million and dividends of $4.2 million. The Company borrowed $347.3 million in February 1998 ($225.0 million under a multi-tranche Senior Term Loan Facility, $100.0 million of Senior Subordinated Notes and $22.3 million under a new $100.0 million Revolving Credit Facility). Borrowings were utilized to refinance outstanding indebtedness under the Company's previous credit facility ($110.0 million), close the McNeilus transaction ($249.5 million consideration plus $6.0 million in acquisition costs less cash acquired of $37.9 million, $11.1 million of which was temporarily invested at the acquisition date), and to pay $8.6 million of debt issuance costs.

Year Ended September 30, 1997

    During fiscal 1997, cash increased $23.1 million. Cash provided from operating activities of $65.8 million was used primarily to fund $6.3 million of property, plant and equipment additions, $1.7 million of payments related to discontinued operations, $22.9 million of long-term debt payments, $6.5 million of purchases of Common Stock and Common Stock warrants (net of stock option exercise proceeds) and $4.2 million of dividends.

Liquidity and Capital Resources

    The Company had approximately $81.9 million of unused availability under the terms of its Revolving Credit Facility as of September 30, 1998. The Company's primary cash requirements include working capital, interest and principal payments on indebtedness, capital expenditures, dividends and potentially future acquisitions. The primary sources of cash are cash flow from operations and borrowings under the Senior Credit Facility. Based upon current and anticipated future operations, the Company believes capital resources will be adequate to meet future working capital, debt service and other capital requirements for the foreseeable future. There can be no assurance, however, that the Company's business will generate cash flow that, together with the other sources of capital, will enable the Company to meet those requirements.

    The Company's cash flow from operations has fluctuated, and will likely continue to fluctuate, significantly from quarter to quarter due to changes in working capital arising principally from seasonal fluctuations in sales of the Company's construction products. If received, an award of the Medium Tactical Truck Replacement ("MTTR") contract or any other major DoD contract would likely entail increases in the Company's working capital needs as it uses working capital to produce vehicles or other equipment for shipment.

    The Senior Credit Facility and the Senior Subordinated Notes pose various restrictions and covenants on the Company that could potentially limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital or to take advantage of business opportunities. See Note 4 to Notes to Consolidated Financial Statements.

    The Senior Credit Facility accrues interest at variable rates. The Company presently has no plans to enter into interest rate swap arrangements to limit its exposure to future increases in interest rates.

    The Company's capital expenditures for fiscal years 1999 through 2001 are expected to be approximately $12.0 to $15.0 million annually.

Year 2000

General

     The Company commenced a corporate-wide Year 2000 project ("Project 2000") in 1997 to address issues with respect to the ability of computer programs and embedded computer chips to distinguish between the years 1900 and 2000. Project 2000 is on schedule in all material respects. All of the Company's principal, enterprise resource planning systems are scheduled to be Year 2000 ready by March 31, 1999. Other information systems that are believed to pose lesser risks in the event of Year 2000 failure are scheduled to be upgraded or replaced by mid-1999. Issues with respect to embedded computer chips will continue to be addressed throughout 1999 based on a prioritization of risks. Tests have been and will continue to be conducted with respect to information systems, telephone systems, manufacturing equipment, Company-produced trucks and equipment and other systems and equipment which might exhibit Year 2000 issues in order to determine the extent of any continuing corrective action required.

Project 2000

     Project 2000 is addressing four principal areas--Infrastructure and Applications Software; Company-produced trucks and equipment; Process Controls and Instrumentation ("PC&I"); and third-party suppliers and customers ("External Parties"). The project phases common to each area include: (1) development of an inventory of Year 2000 risks; (2) assignment of priorities to identified risks;
(3) assessment of Year 2000 compliance and impact of noncompliance; (4) tests to determine whether any upgrade or replacement is required; (5) upgrade or replacement of items that are determined not to be Year 2000 compliant if the impact of noncompliance is material; and (6) design and implementation of contingency and business continuation plans for each organization and facility.

    At September 30, 1998, the inventory and priority assessment phases for each area of Project 2000 had been completed. Material items are those believed by the Company to have a risk involving the safety of individuals, or that may cause damage to property or affect revenues and expenses.

    Infrastructure and Applications Software--As the Company addresses its infrastructure and applications software, it tests and then upgrades or replaces the affected hardware and systems software, as necessary. The Company maintains two enterprise resource planning ("ERP") computer systems at its Oshkosh operations and one system each at its Pierce, McNeilus and Florida operations. The Company installed an upgraded release of software (which is certified by the software vendor as being Year 2000 ready) to its ERP system for truck operations in Oshkosh in July 1998. Programming to upgrade the remaining Oshkosh ERP system for its parts operations is targeted to be completed by December 31, 1998. As of November 1, 1998, Pierce was approximately two-thirds complete with respect to a project to replace all of its hardware and business systems with a new, Year 2000 ready, ERP system and related hardware. This project is scheduled for completion by March 31, 1999. McNeilus installed an upgraded release to its ERP systems in August and September 1998. Validation testing at McNeilus to assure that the upgrade is Year 2000 ready is scheduled for completion by March 31, 1999. The Company is planning the consolidation of its Florida computer operations into Oshkosh's computer operations by September 30, 1999 and, accordingly, will not upgrade the ERP systems currently in use at this facility.

    Other infrastructure and applications software, including engineering systems, are believed to pose lesser risks in the event of Year 2000 noncompliance due to a wider range of less disruptive commercial options available to cure noncompliance. The Company is generally in the assessment phase as it relates to non-ERP infrastructure and applications software and plans to upgrade or replace all such non-compliant systems by June 30, 1999.

    Company-Produced Trucks and Equipment--The Company has communicated with suppliers that are critical to the manufacture of its products to verify whether computer chips embedded in its trucks and equipment are Year 2000 ready, and has issued Service Bulletins to customers with respect to the findings. While the Company has not identified any material issues with respect to computer chips embedded into its products, investigations as to such issues, if any, will continue. Nevertheless, there can be no assurance at this time that its investigation was complete or that material warranty and product liability issues will not develop with respect to this matter. To the extent that suppliers of the Company experience Year 2000 problems (or are unable to certify that their products are Year 2000 compliant) and the Company is unable to source alternate suppliers, changes to the Company's products may be necessary to avoid warranty and liability, both as to products already in use, and as to products to be shipped in the future.

    PC&I--The Company expects to complete the assessment of all PC&I embedded computer chips by December 31, 1998. Certain systems, such as telephone systems, have been upgraded to be Year 2000 ready, or are planned to be upgraded by March 31, 1999. Current indications are that the Company's critical equipment and systems will not require material upgrades or replacements. The testing and necessary improvements of PC&I equipment will continue throughout 1999.

    External Parties--The Company is surveying all parts and chassis suppliers to assess the Year 2000 readiness of their products and business systems. The Company's largest suppliers are large public companies and, as such, generally have significant projects underway similar to Project 2000. There can be no assurance that these suppliers or the Company's smaller suppliers will not have Year 2000 issues with their processes or business systems that ultimately could have a material effect on the Company in spite of such projects. Where suppliers are deemed to pose significant risk to the Company, alternate suppliers or contingency plans are being developed.

    The Company does not maintain significant computer interfaces with its customers, except with the DoD, where invoices and remittances are sent by electronic data interchange. The DoD has not provided the Company with any assurances that its systems are Year 2000 compliant, or whether DoD computer interfaces with other U.S. government entities are Year 2000 ready. Should the DoD encounter Year 2000 difficulties, the Company's sales and cash flows could be materially adversely affected. There also can be no assurance that the Company's other customers will not lose business or otherwise encounter Year 2000 issues that could ultimately affect the sales and earnings of the Company.

Costs

    Based on the Company's assessment to date and considering known items, the total cost associated with required hardware, equipment and software modifications to become Year 2000 ready is not expected to be material to the Company's financial position. The total estimated capital costs (which would have been incurred regardless of Year 2000 issues and which have the incidental consequence of Year 2000 readiness) and period expenses of Project 2000 are $8.0 million and $0.6 million, respectively, of which $5.0 million and $0.5 million, respectively, have been expended as of September 30, 1998. Approximately $7.3 million of the estimated capital costs relate to the replacement of all the hardware and business systems at Pierce, which is scheduled for completion by March 31, 1999. To date, none of the Company's other information systems projects have been delayed due to Project 2000.

Risks

    Under Project 2000 (as in any project of this magnitude and scope), the risk of underestimating the tasks and difficulties to be encountered, or in obtaining necessary personnel, exist. Risk also exists in that the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, cash flows and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, cash flows or financial condition. Project 2000 is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material External Parties. The Company believes that, with the installation of new or upgraded ERP business systems and completion of Project 2000 as scheduled, the possibility of significant interruptions of normal operations should be reduced. The Company is in the process of establishing contingency plans in the event that any unexpected issues arise when the Year 2000 arrives.


New Accounting Standards

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on the results of operations or on the financial position of the Company.

    In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The statement defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this statement requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets, and major customers. The statement is also effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 will not affect the Company's results of operations or financial position, but will affect the disclosure of its segment information.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997. Since this statement applies only to the presentation of comprehensive income, it will not have any impact on the Company's results of operations, financial position or cash flows.

Customers and Backlog

    Sales to the DoD comprised approximately 28% of the Company's net sales for fiscal 1998. No other single customer accounted for more than 2% of the Company's net sales for this period. A substantial majority of the Company's net sales are derived from customer orders prior to commencing production.

    The Company's backlog at September 30, 1998 was $377.5 million compared to $361.1 million at September 30, 1997. Backlog related to DoD contracts decreased by $94.1 million in 1998 compared to 1997 due to the completion of the IPF contract and because the Company's family contracts are coming up for renewal. The Company's fire and emergency and commercial backlogs increased by $51.2 million and $59.3 million, respectively, generally due to higher sales volumes for Pierce and due to the inclusion of McNeilus in 1998. Substantially all of the Company's backlog pertains to fiscal 1999 business.

    Reported backlog excludes purchase options and announced orders for which definitive contracts have not been executed. Additionally, backlog excludes unfunded portions of DoD long-term family contracts. Backlog information and comparisons thereof as of different dates may not be accurate indicators of future sales or the ratio of the Company's future sales to the DoD versus its sales to other customers.

Subsequent Event

    On December 8, 1998, the Wisconsin Court of Appeals ordered a state court judge to reinstate a jury verdict against the Company awarding damages totaling approximately $4.5 million plus interest to Super Steel Products Corporation, the Company's former supplier of mixer systems for front-discharge concrete mixer trucks (see Note 11 to Notes to Consolidated Financial Statements). The Company intends to petition for review of this decision by the Wisconsin Supreme Court. The ultimate outcome of this matter cannot be predicted at the present time. At September 30, 1998, the Company does not have a reserve relating to this matter.

Market Risk

    The Company's primary market risk exposures consist of interest rate risk from its fixed and variable rate long-term debt and foreign currency risk resulting from multi-unit sales contracts denominated in foreign currencies.

    The Company's interest expense is sensitive to changes in the interest rates in the U.S. and off-shore markets. In this regard, changes in U.S. and off-shore interest rates affect interest payable on the Company's long-term borrowing under its Senior Credit Facility (see Note 4 to the Consolidated Financial Statements). Likewise, changes in U.S. interest rates affect the fair value of the Company's $100 million Senior Subordinated 8 3/4% Notes due March 1, 2008. Increases in interest rates generally result in a reduction in the fair value of the long-term, fixed-rate notes (and decreases in interest rates generally result in an increase in the fair value of the long-term, fixed-rate notes). The Company has not historically utilized derivative securities to fix variable rate interest obligations or to make fixed-rate interest obligations variable. Generally, if short-term interest rates averaged 2% more in fiscal 1999 than in fiscal 1998, the Company's interest expense would increase, and pre-tax income would decrease by approximately $3 million. Similarly, the fair value of the Company's $100 million fixed rate, long-term notes at September 30, 1998, would decrease by $12 million. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, but do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to mitigate the Company's exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the foregoing sensitivity analysis assumes no changes in the Company's financial structure.

    The Company's operations consist of manufacturing in the U.S. and sales activities in the U.S. and in various foreign jurisdictions. Export sales were less than 4% of overall sales in fiscal 1998. Generally, the Company attempts to seek payment in U.S. dollars for large, multi-unit sales contracts which span several months or years. From time to time, the Company has entered into foreign exchange forward contracts to minimize foreign currency risk in sales contracts denominated in currency other than U.S. dollars. Foreign currency denominated transactions are immaterial to the Company's operations.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Oshkosh Truck Corporation

We have audited the accompanying consolidated balance sheets of Oshkosh Truck Corporation (the Company) as of September 30, 1998 and 1997, and the related consolidated statements of income (loss), shareholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                             ERNST & YOUNG LLP

Milwaukee, Wisconsin
October 30, 1998, except for
    Note 11, as to which the date
    is December 8, 1998

                                             OSHKOSH TRUCK CORPORATION
                                     Consolidated Statements of Income (Loss)

                                                                  Fiscal Year Ended September 30,
                                                                  1998         1997          1996
                                                                  (In thousands, except per share
                                                                              amounts)
Continuing operations:
     Net sales............................................      $ 902,792    $  683,234   $  413,455
     Cost of  sales.......................................        766,348       594,390      378,376
                                                                  -------       -------      -------
          Gross income....................................        136,444        88,844       35,079

Operating expenses:
     Selling, general and administrative..................         69,728        47,742       32,205
     Engineering research and development.................          9,681         7,847        6,304
     Amortization of goodwill and other intangibles.......          8,315         4,470          171
                                                                  -------       -------      -------
           Total  operating expenses......................         87,724        60,059       38,680
                                                                  -------       -------      -------

Operating income (loss)...................................         48,720        28,785       (3,601)

Other income (expense):
    Interest expense......................................        (21,490)      (12,722)        (929)
    Interest income.......................................          1,326           717        1,040
    Miscellaneous, net....................................             92          (278)       1,508
                                                                  -------       -------      -------
                                                                  (20,072)      (12,283)       1,619
                                                                  -------       -------      -------
Income (loss) from continuing operations before income
   taxes, equity in earnings of unconsolidated partnership
   and extraordinary item.................................         28,648        16,502       (1,982)
Provision (credit) for income taxes.......................         12,655         6,496       (1,741)
                                                                  -------       -------      -------
                                                                   15,993        10,006         (241)
Equity in earnings of unconsolidated partnership, net of
   income taxes of $166...................................            260            --           --
                                                                  -------       -------      -------
Income (loss) from continuing operations..................         16,253        10,006         (241)
Discontinued operations--loss on disposal of operations, net
   of income tax benefit of $1,827........................             --            --       (2,859)
Extraordinary charge for early retirement of debt, net of
   income tax benefit of $757.............................         (1,185)           --           --
                                                                  -------       -------      -------
Net income (loss) ........................................      $  15,068    $   10,006   $   (3,100)
                                                                  =======       =======      =======

Earnings (loss) per share:
    Continuing operations.................................      $    1.93    $     1.18   $    (0.03)
    Discontinued operations...............................             --            --        (0.32)
    Extraordinary item....................................          (0.14)           --           --
                                                                  -------       -------      -------
    Net income (loss) ....................................      $    1.79    $     1.18   $    (0.35)
                                                                  =======       =======      =======
Earnings (loss) per share assuming dilution:
    Continuing operations.................................      $    1.91    $     1.17   $    (0.03)
    Discontinued operations...............................            --             --        (0.32)
    Extraordinary item....................................          (0.14)           --           --
                                                                  -------       -------      -------
    Net income (loss) ....................................      $    1.77    $     1.17   $    (0.35)
                                                                  =======       =======      =======

                                              See accompanying notes.

                           OSHKOSH TRUCK CORPORATION

                          Consolidated Balance Sheets

                                                          September 30,
                                                        1998           1997
                                                          (In thousands)
  Assets
  Current assets:
      Cash and cash equivalents................       $  3,622       $ 23,219
      Receivables, net.........................         80,982         81,235
      Inventories..............................        149,191         76,497
      Prepaid expenses.........................          3,768          3,405
      Deferred income taxes....................         12,281          9,479
                                                       -------        -------
         Total current assets..................        249,844        193,835
  Deferred charges.............................            342          1,067
  Investment in unconsolidated partnership.....         13,496             --
  Other long-term assets.......................         13,856          6,660
  Property, plant and equipment:
      Land.....................................          7,574          7,172
      Buildings................................         64,566         42,220
      Machinery and equipment..................         84,643         78,270
                                                       -------        -------
                                                       156,783        127,662
      Less accumulated depreciation............        (75,947)       (72,174)
                                                       -------        -------
         Net property, plant and equipment.....         80,836         55,488
  Goodwill and other intangible assets, net....        326,665        163,344
                                                       -------        -------
  Total assets.................................       $685,039       $420,394
                                                       =======        =======


  Liabilities and Shareholders' Equity
  Current liabilities:
      Accounts payable.........................       $ 65,171       $ 48,220
      Floor plan notes payable.................         11,645             --
      Customer advances........................         44,915         30,124
      Payroll-related obligations..............         24,124         15,157
      Accrued warranty.........................         15,887         12,320
      Other current liabilities................         43,498         22,901
      Current maturities of long-term debt.....          3,467         15,000
                                                       -------        -------
           Total current liabilities...........        208,707        143,722
  Long-term debt...............................        277,337        120,000
  Postretirement benefit obligations...........         10,935         10,147
  Deferred income taxes........................         47,832         22,452
  Other long-term liabilities..................          8,932          3,173
  Shareholders' equity:
      Class A Common Stock.....................              3              4
      Common Stock.............................             90             89
      Paid-in capital..........................         14,712         13,591
      Retained earnings........................        130,959        120,085
                                                       -------        -------
                                                       145,764        133,769
      Cost of Common Stock in treasury.........        (12,664)       (12,869)
      Minimum pension liability adjustment.....         (1,804)            --
                                                       -------        -------
          Total shareholders' equity...........        131,296        120,900
                                                       -------        -------
  Total liabilities and shareholders' equity...       $685,039       $420,394
                                                       =======        =======

                            See accompanying notes.

                                             OSHKOSH TRUCK CORPORATION

                                  Consolidated Statements of Shareholders' Equity
                                                                                Cost of       Minimum
                                                                                Common        Pension
                                            Common      Paid-In    Retained    Stock in      Liability
                                             Stock      Capital    Earnings    Treasury     Adjustment    Total
                                                    (In thousands, except share and per share amounts)

 Balance at September 30, 1995........       $ 93       $16,533    $ 121,697   $  (3,403)    $(1,507)   $ 133,413
 Net loss.............................         --            --       (3,100)         --          --       (3,100)
 Cash dividends:
     Class A Common Stock
         ($.435 per share)............         --            --         (177)         --          --         (177)
     Common Stock ($.500 per share)...         --            --       (4,174)         --          --       (4,174)
 Purchase of Common Stock for treasury         --            --           --      (5,618)         --       (5,618)
 Exercise of stock options............         --            43           --         225          --          268
 Termination of incentive compensation
     awards...........................         --          (517)          --          --          --         (517)
 Minimum pension liability adjustment.         --            --           --          --       1,507        1,507
                                            -----       -------      -------     -------     -------      -------
 Balance at September 30, 1996........         93        16,059      114,246      (8,796)         --      121,602

 Net income...........................         --            --       10,006          --          --       10,006
 Cash dividends:
     Class A Common Stock
         ($.435 per share)............         --            --         (177)         --          --         (177)
     Common Stock ($.500 per share)...         --            --       (3,990)         --          --       (3,990)
 Purchase of Common Stock for treasury         --            --           --      (4,246)         --       (4,246)
 Purchase of 1,250,000 stock warrants.         --        (2,504)          --          --          --       (2,504)
 Exercise of stock options............         --            36           --         173          --          209
                                            -----       -------      -------     -------     -------      -------
 Balance at September 30, 1997........         93        13,591      120,085     (12,869)         --      120,900
 Net income...........................         --            --       15,068          --          --       15,068
 Cash dividends:
     Class A Common Stock
         ($.435 per share)............         --            --         (153)         --          --         (153)
     Common Stock ($.500 per share)...         --            --       (4,041)         --          --       (4,041)
 Exercise of stock options............         --           255           --        (217)         --           38
 Tax effect of stock options exercised         --           468           --          --          --          468
 Issuance of Common Stock under
     incentive compensation plan......         --           398           --         422          --          820
 Minimum pension liability adjustment.         --            --           --          --      (1,804)      (1,804)
                                            -----       -------      -------     -------     -------      -------
 Balance at September 30, 1998........       $ 93       $14,712    $ 130,959   $ (12,664)    $(1,804)   $ 131,296
                                            =====       =======      =======     =======     =======      =======


                                      See accompanying notes.

                                             OSHKOSH TRUCK CORPORATION

                                       Consolidated Statements of Cash Flows
                                                          Fiscal Year Ended September 30,
                                                          1998         1997         1996
                                                                 (In thousands)
Operating activities:
Income (loss) from continuing operations..........      $ 16,253     $ 10,006    $    (241)
Provision for impairment of assets................         5,800           --           --
Depreciation and amortization.....................        18,698       14,070        8,798
Write-off (gain from sale) of investments.........        (3,375)         200        4,125
Deferred income taxes.............................            26       (3,980)      (1,381)
Equity in earnings of unconsolidated partnership..          (427)          --           --
(Gain) loss on disposal of property, plant and
      equipment...................................           122          (43)          77
Changes in operating assets and liabilities:
    Receivables, net..............................        20,900       (4,611)     (10,648)
    Inventories...................................         9,958       29,792      (25,071)
    Prepaid expenses..............................          (260)         214          469
    Deferred charges..............................           725        1,578          333
    Accounts payable..............................           956         (958)      13,314
    Floor plan notes payable......................       (11,377)          --           --
    Customer advances.............................        10,718        2,331          930
    Payroll-related obligations...................         3,480        2,314          213
    Accrued warranty..............................        (1,883)       3,378        2,094
    Other current liabilities.....................         6,750       10,893       (9,914)
    Other long-term liabilities...................         2,877          598          665
                                                        --------    ---------    ---------
        Net cash provided from (used for) operating
            activities............................        79,941       65,782      (16,237)
Investing activities:
Acquisitions of businesses, net of cash acquired..      (221,144)          --     (160,838)
Additions to property, plant and equipment........        (8,555)      (6,263)      (5,355)
Proceeds from sale of investments.................         3,375           --           --
Proceeds from sale of property, plant and equipment        1,524          395        2,086
Increase in other long-term assets................        (3,817)      (1,532)      (2,124)
                                                        --------     ---------   ----------
      Net cash used for investing activities......      (228,617)      (7,400)    (166,231)
Net cash provided from (used for) discontinued
    operations....................................        (1,093)      (1,658)       4,743
Financing activities:
Net borrowings (repayments) of long-term debt.....       142,951      (22,882)     157,882
Debt issuance costs...............................        (8,641)          --           --
Purchase of Common Stock, Common Stock warrants and
    proceeds from exercise of stock options, net..            38       (6,541)      (5,350)
Dividends paid....................................        (4,176)      (4,209)      (4,396)
                                                        --------     ---------   ----------
    Net cash provided from (used for) financing
        activities................................       130,172      (33,632)     148,136
                                                        --------     ---------   ----------
Increase (decrease) in cash and cash equivalents..       (19,597)      23,092      (29,589)
Cash and cash equivalents at beginning of period..        23,219          127       29,716
                                                        --------     ---------   ----------
Cash and cash equivalents at end of period........      $  3,622     $ 23,219    $     127
                                                        ========     =========   ==========

Supplemental disclosures:
    Cash paid for interest........................      $ 17,240     $ 12,974    $     538
    Cash paid for income taxes....................        11,097        2,998        3,116


                                       See accompanying notes.

                            OSHKOSH TRUCK CORPORATION

                   Notes to Consolidated Financial Statements
                               September 30, 1998
               (In thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies

    Operations -- Oshkosh Truck Corporation and its wholly-owned subsidiaries (the "Company" or "Oshkosh") is a leading manufacturer of a wide variety of heavy duty specialized trucks and truck bodies predominately for the U.S. market. The Company sells its products into three principal markets -- fire and emergency, defense, and other commercial truck markets. The Company's fire and emergency business is principally conducted through its wholly-owned subsidiary, Pierce Manufacturing Inc. ("Pierce"). The Company's commercial truck business is principally conducted through its wholly-owned subsidiary, McNeilus Companies, Inc. ("McNeilus"). The defense business and certain fire and emergency and commercial truck businesses are conducted through the operations of the parent company. McNeilus has an equity interest in Oshkosh/McNeilus Financial Services Partnership ("OMFSP") which provides lease financing to the Company's customers.

    Principles of Consolidation and Presentation -- The consolidated financial statements include the accounts of Oshkosh Truck Corporation and all its wholly-owned subsidiaries and are prepared in conformity with U.S. generally accepted accounting principles. The Company records its interest in OMFSP under the equity method. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated.

    Cash and Cash Equivalents -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents, consisting principally of commercial paper, totaled $785 and $23,022 at September 30, 1998 and 1997, respectively. The cost of these securities, which are considered "available for sale" for financial reporting purposes, approximates fair value at September 30, 1998 and 1997.

    Inventories -- The Company values its inventories at the lower of cost, computed principally on the last-in, first-out (LIFO) method, or market.

    Property, Plant and Equipment -- Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using accelerated and straight-line methods. The estimated useful lives range from 10 to 40 years for buildings and improvements and from 4 to 25 years for machinery and equipment.

    Deferred Charges -- Deferred charges include certain engineering and technical support costs incurred in connection with multi-year government contracts. These costs are charged to cost of sales when the related project is billable to the government, or are amortized to cost of sales as base units are delivered under the related contracts.

    Other Long-Term Assets -- Other long-term assets include capitalized software and related costs which are amortized on a straight-line method over a three-to-ten year period, deferred financing costs which are amortized using the interest method over the term of the debt, prepaid funding of pension costs and certain investments.

    Goodwill and Other Intangible Assets -- The cost of goodwill and other intangible assets is amortized on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years.

    Impairment of Long-Lived Assets -- Property, plant and equipment, other long-term assets and goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. See Note 13.

    Customer Advances -- Customer advances principally represent amounts received in advance of the completion of fire and emergency and commercial vehicles. Most of these advances bear interest at variable rates approximating the prime rate.

    Revenue Recognition -- Sales under fixed-price defense contracts are recorded as units are accepted by the government. Change orders are not invoiced until agreed upon by the government. Recognition of profit on change orders and on contracts that do not involve fixed prices is based upon estimates, which may be revised during the terms of the contracts. Sales to fire and emergency and commercial customers are recorded when the goods or services are billable at time of shipment or delivery of the trucks.

    Warranty -- Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. Amounts expensed in fiscal 1998, 1997, and 1996 were $9,403, $9,658 and $7,741, respectively.

    Income Taxes -- Deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities using currently enacted tax rates and laws.

    Fair Values -- The carrying amounts of receivables, accounts payable and long-term debt approximated fair value as of September 30, 1998 and 1997.

    Concentration of Credit Risk -- Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, trade accounts receivable and leases receivable of OMFSP.

    The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

    Concentration of credit risk with respect to trade accounts and leases receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with the U.S. Government, with companies in the ready-mix concrete industry and with several large waste haulers in the United States. The Company does not currently foresee a credit risk associated with these receivables.

    Environmental Remediation Costs -- Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities," became effective for the Company in fiscal 1997. In accordance with SOP 96-1, the Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The accruals are adjusted as further information develops or circumstances change.

    Earnings (Loss) Per Share -- Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," became effective for the Company in fiscal 1998. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to SFAS No. 128 requirements.

    The following table sets forth the computation of basic and diluted weighted average shares used in the per share calculations:


                                           Fiscal Year Ended September 30,
                                           1998         1997          1996
 Denominator for basic earnings per
     share.........................      8,398,399    8,502,166     8,828,224
 Effect of dilutive options,
     warrants and incentive
     compensation awards...........        107,934       43,916            --
                                         ---------    ---------     ---------
 Denominator for dilutive earnings
   per share.......................      8,506,333    8,546,082     8,828,224
                                         =========    =========     =========

    New Accounting Standards -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on the results of operations or on the financial position of the Company.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The statement defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this statement requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets, and major customers. The statement is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 will not affect the Company's results of operations, financial position or cash flows, but will affect the disclosure of segment information.

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

2. Balance Sheet Information
                                                           September 30,
                           Receivables                    1998        1997

             U.S. Government:
                 Amounts billed.....................    $ 22,197    $ 34,399
                 Amounts unbilled...................          --       1,782
                                                         -------     -------
                                                          22,197      36,181
             Commercial customers...................      58,776      45,603
             Other..................................       2,077       1,421
                                                         -------     -------
                                                          83,050      83,205
             Less allowance for doubtful accounts...      (2,068)     (1,970)
                                                         -------     -------
                                                        $ 80,982    $ 81,235
                                                         =======     =======

    The unbilled amounts represent estimated claims for government-ordered changes which will be invoiced upon completion of negotiations and price adjustment provisions which will be invoiced when they are agreed upon by the government.

                                                             September 30,
                            Inventories                    1998        1997

             Finished products......................      $27,916     $ 6,430
             Partially finished products............       52,700      36,661
             Raw materials..........................       77,675      44,455
                                                          -------     -------
             Inventories at FIFO cost...............      158,291      87,546
             Less: Progress payments on U.S.
                government  contracts...............           --      (2,988)
                                                          -------     -------
                  Excess of FIFO cost over LIFO cost       (9,100)     (8,061)
                                                         $149,191     $76,497
                                                          =======     =======

    Title to all inventories related to government contracts, which provide for progress payments, vests with the government to the extent of unliquidated progress payments.

                                                        September 30,
    Goodwill and Other Intangible Assets           1998              1997
                             Useful Lives
 Goodwill                  40 Years............  $212,746          $103,887
 Distribution network      40 Years............    63,800            53,000
 Non-compete agreements    15 Years............    38,000                --
 Other                     5-40 Years..........    24,860            11,098
                                                  -------           -------
                                                  339,406           167,985
 Less accumulated amortization............        (12,741)           (4,641)
                                                  -------           -------
                                                 $326,665          $163,344
                                                  =======           =======

    The Company engaged third party business valuation appraisers to determine the fair value of the distribution network in connection with its acquisition of Pierce (see Note 3). The Company believes Pierce maintains the largest North American fire apparatus distribution network and has exclusive contracts with each distributor related to the fire apparatus product offerings manufactured by Pierce. To establish the useful lives of the distribution network, a historical turnover analysis was performed.

    On February 26, 1998, concurrent with the Company's acquisition of McNeilus (see Note 3), the Company and BA Leasing & Capital Corporation ("BALCAP") formed OMFSP, a general partnership, for the purpose of offering lease financing to customers of the Company. Each partner contributed existing lease assets (and in the case of the Company, related notes payable to third party lenders which were secured by such leases) to capitalize the partnership. Leases and related notes payable contributed by the Company were originally acquired in connection with the McNeilus acquisition.

    OMFSP manages the contributed assets and liabilities and engages in new vendor lease business providing financing to customers of the Company. The partners finance purchases of trucks to be leased to user-customers by investing equity in an amount equal to approximately 11.0% to 14.0% of the cost of the trucks. Banks and other financial institutions lend to OMFSP the remaining percentage, with recourse solely to OMFSP, secured by a pledge of the user-lessees. Each partner funds one-half of the equity needed to finance the new truck purchases, and each partner is allocated its proportionate share of OMFSP cash flow and taxable income. Indebtedness of OMFSP is secured by the underlying leases and assets of, and is with recourse to, OMFSP. However, such indebtedness is non-recourse to the Company.

    Summarized financial information of OMFSP as of September 30, 1998 (its fiscal year end) and for the period February 26, 1998 (the date OMFSP was formed) to September 30, 1998, is as follows:

                                                             September 30, 1998
                                                             ------------------
     Cash and cash equivalents............................         $     4,584
     Investment in sales type leases, net.................             123,973
     Other................................................                 204
                                                                      --------
                                                                   $   128,761
                                                                      ========
     Notes payable........................................         $   105,473
     Other liabilities....................................               2,908
     Partners' equity.....................................              20,380
                                                                      --------
                                                                   $   128,761
                                                                      ========

                                                                 Period From
                                                            February 26, 1998 to
                                                             September 30, 1998
                                                           ---------------------
     Interest income......................................         $    6,605
     Net interest income..................................              1,622
     Excess of revenue over expenses......................                644


     Excess of revenues over expenses includes a $1,466 nonrecurring, non-cash charge to write off start-up expenses incurred in fiscal 1998 to establish OMFSP (see Note 12).

3. Acquisitions

     On February 26, 1998, the Company acquired for cash all of the issued and outstanding capital stock of McNeilus and entered into related non-compete and ancillary agreements for $217,581, including acquisition costs and net of cash acquired. McNeilus is a leading manufacturer and marketer of rear-discharge concrete mixers for the construction industry and refuse truck bodies for the waste services industry in the United States. The acquisition was financed from borrowings under a Senior Credit Facility and the issuance of Senior Subordinated Notes (see Note 4).

     The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of McNeilus are included in the Company's consolidated statements of income since the date of acquisition. The purchase price, including acquisition costs, was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition. Approximately $60,985 of the purchase price was allocated to intangible assets, including non-competition agreements. The excess of the purchase price over the estimated fair value of net assets acquired amounted to $108,859, which has been accounted for as goodwill.

     Pro forma unaudited consolidated operating results of the Company, assuming McNeilus had been acquired as of October 1, 1997 and 1996, are summarized below:

                                                 Fiscal Year Ended September 30,
                                                      1998              1997
                                                 ---------------    ------------
 Net sales.......................................   $1,040,986        $998,031
 Income before extraordinary item................       18,590          14,954
 Net income......................................       17,405          14,954
 Earnings per share:
      Before extraordinary item..................         2.21            1.76
      Net income.................................         2.07            1.76
 Earnings per share assuming dilution:
      Before extraordinary item..................         2.19            1.75
      Net income.................................         2.05            1.75


    These pro forma results have been prepared for informational purposes only and include certain adjustments to depreciation expense related to acquired plant and equipment, amortization expense arising from goodwill and other intangible assets, interest expense on acquisition debt, elimination of certain non-recurring expenses directly attributable to the transaction (including elimination of the write-off of the Company's share of start-up expenses), and the estimated related income tax effects of all such adjustments. Anticipated efficiencies from the consolidation of certain manufacturing activities between the Company and McNeilus and anticipated lower material costs related to the consolidation of purchasing between the Company and McNeilus have been excluded from the amounts included in the pro forma operating results. These pro forma results do not purport to be indicative of the results of operations which would have resulted had the combination been in effect as of October 1, 1997 and 1996 or of the future results of operations of the consolidated entities.

    On December 19, 1997, the Company, through Pierce, acquired certain inventory, machinery and equipment, and intangible assets of Nova Quintech, a division of Nova Bus Corporation ("Nova Quintech") using available cash for $3,563. Nova Quintech was engaged in the manufacture and sale of aerial devices for fire trucks. Approximately $1,849 of the purchase price has been allocated to intangible assets, principally aerial device designs and technology. The Nova Quintech products have been integrated into Pierce's product line and are being manufactured at Pierce. The acquisition was accounted for using the purchase method of accounting, and accordingly, the operating results of Nova Quintech are included in the Company's statement of income since the date of the acquisition. Had the acquisition occurred as of October 1, 1997 or 1996, there would have been no material pro forma effect on net sales, net income, or earnings per share in fiscal 1998 or 1997.

     On September 18, 1996, the Company acquired for cash all of the issued and outstanding stock of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S. The acquisition price of $156,926, including acquisition costs and net of cash acquired, was financed from borrowings under a subsequently retired bank credit facility. The acquisition was accounted for using the purchase method of accounting, and accordingly, the operating results of Pierce are included in the Company's consolidated statements of income since the date of acquisition. The purchase price, including acquisition costs, was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition and were subsequently adjusted during fiscal 1997. Approximately $62,000 of the purchase price was allocated to the distribution network and other intangible assets. The excess of the purchase price over the estimated fair value of net assets acquired amounted to $103,887, which has been accounted for as goodwill.

    On November 9, 1995,  the  Company,  through  its  wholly-owned  subsidiary,
Summit Performance Systems, Inc. ("Summit"), acquired the land, buildings, machinery and equipment, and technology of Friesz Manufacturing Company ("Friesz") using available cash for $3,912. Friesz was engaged in the manufacture and sale of concrete mixer systems and related aftermarket replacements parts. Approximately $2,150 of the purchase price was allocated to intangible assets, principally designs and related technology (see Note 13). The acquisition was accounted for using the purchase method of accounting, and accordingly, the operating results of Friesz are included in the Company's consolidated statements of income (loss) since the date of acquisition.

4. Long-Term Debt

     On February 26, 1998, the Company entered into the Senior Credit Facility and issued $100,000 of 8 3/4% Senior Subordinated Notes due March 1, 2008 to finance the acquisition of McNeilus (see Note 3) and to refinance a previous credit facility. The Senior Credit Facility consists of a six year $100,000 revolving credit facility ("Revolving Credit Facility") and three term loan facilities ("Term Loan A," "Term Loan B," and "Term Loan C"--collectively, the "Term Loan Facility"). Term Loan A was for $100,000 and matures on March 31, 2004. Term Loans B and C each were for $62,500 and mature on March 31, 2005 and March 31, 2006, respectively.

     Term Loan A required principal payments of $5,000 in fiscal 1998, and requires principal payments of $11,000 in fiscal 1999, $13,500 in fiscal 2000, $15,000 in fiscal 2001, $19,500 in fiscal 2002 and $24,000 in fiscal 2003, with the remaining outstanding principal amount of $12,000 due in fiscal 2004. Term Loans B and C each require principal payments of $200 per quarter through March 31, 2004 (for Term Loan B) and through March 31, 2005 (for Term Loan C). Any remaining outstanding principal balances on Term Loans B and C are due in quarterly installments through March 31, 2005 and March 31, 2006, respectively. From February 26, 1998 through September 30, 1998, the Company has paid from available cash $53,000 on the Term Loan Facility. All prepayments are first applied to the next twelve months mandatory principal payments and then on a pro rata basis to the principal payments due over the remainder of the loans. All mandatory principal payments have been paid through June 1999. The outstanding balances as of September 30, 1998 on Term Loan A, Term Loan B, and Term Loan C are $87,000, $42,500, and $42,500, respectively, after prepayments.

     At September 30, 1998, borrowings of $6,000 and letters of credit of $12,146 reduced available capacity under the Company's Revolving Credit Facility to $81,854.

     Interest rates on borrowings under the Revolving Credit and Term Loan Facilities are variable and are equal to the "Base Rate" (which is equal to the higher of a bank's reference rate and the federal funds rate plus 0.5%) or the "IBOR Rate" (which is a bank's inter-bank offered rate for U.S. dollars in off-shore markets) plus a margin of 0.50%, 0.50%, 1.00% and 1.25% for Base Rate loans and a margin of 1.75%, 1.75%, 2.25%, and 2.50% for IBOR Rate loans under the Revolving Credit Facility, Term Loan A, Term Loan B, and Term Loan C, respectively, as of September 30, 1998. The margins are subject to adjustment, up or down, based on whether certain financial criteria are met. The weighted average interest rates on borrowings outstanding at September 30, 1998 were 7.417% on the Revolving Credit Facility and 7.435%, 7.923% and 8.173% for Term Loans A, B, and C, respectively.

     The Company is charged a 0.30% annual fee with respect to any unused balance under its Revolving Credit Facility, and a 1.75% annual fee with respect to any letters of credit issued under the Revolving Credit Facility. These fees are subject to adjustment if certain financial criteria are met.

     Substantially all the tangible and intangible assets of the Company and its subsidiaries (including the stock of certain subsidiaries) are pledged as collateral under the Senior Credit Facility. Among other restrictions, the Senior Credit Facility: (1) limits payments of dividends, purchases of the Company's stock, and capital expenditures; (2) requires that certain financial ratios be maintained at prescribed levels; (3) restricts the ability of the Company to make additional borrowings, or to consolidate, merge or otherwise fundamentally change the ownership of the Company; (4) requires mandatory prepayments to the extent of "excess cash flows"; and (5) limits investments, dispositions of assets and guarantees of indebtedness. The Company believes that such limitations should not impair its future operating activities.

     The Senior Subordinated Notes were issued pursuant to an Indenture dated February 26, 1998 (the "Indenture"), between the Company, the Subsidiary Guarantors (as defined below) and Firstar Trust Company, as trustee. The Indenture contains customary affirmative and negative covenants. The Senior Subordinated Notes are due March 1, 2008 and can be redeemed by the Company for a premium after March 1, 2003. However, the Company may redeem up to $35,000 of the Senior Subordinated Notes at any time prior to March 1, 2001, at a redemption price of 108.75% of the principal amount redeemed, with net cash proceeds of any public offerings of Common Stock, provided that such redemption occurs within 45 days of the date of the closing of such public offering. In addition to the Company, certain of the Company's subsidiaries, fully, unconditionally, jointly and severally guarantee the Company's obligations under the Senior Subordinated Notes.

     McNeilus has unsecured notes payable to several of its former shareholders aggregating $2,804 at September 30, 1998. Interest rates on these notes range from 5.7% to 8.0% with annual principal and interest payments ranging from $20 to $155 with maturities through October 2033.

    The aggregate annual maturities of long-term debt for the five years succeeding September 30, 1998, are as follows: 1999 -- $3,472; 2000 -- $14,621;
2001 -- $16,099; 2002 -- $20,602; and 2003 -- $25,088.

5. Income Taxes
                                                 Fiscal Year Ended September 30,
                                                   1998       1997       1996
  Income Tax Provision (Credit)
  Current:
      Federal..............................      $ 10,555   $  8,236   $  2,988
      State................................         2,162      1,866        368
                                                  -------    -------     ------
         Total current.....................        12,717     10,102      3,356
  Deferred:
      Federal..............................           (53)    (3,271)    (4,630)
      State................................            (9)      (335)      (467)
                                                  -------    -------     ------
         Total deferred....................           (62)    (3,606)    (5,097)
                                                  -------    -------     ------
                                                 $ 12,655   $  6,496   $ (1,741)
                                                  =======    =======     ======

                                                 Fiscal Year Ended September 30,
                                                   1998       1997       1996
  Effective Rate Reconciliation
  U.S. federal tax rate...................          35.0%      35.0%     (34.0)%
  State income taxes, net.................           4.9        6.0       (5.0)
  Reduction of prior years' excess tax
  provisions..............................            --       (5.5)     (50.5)
  Foreign sales corporation...............          (1.5)      (1.5)      (5.2)
  Goodwill amortization...................           5.1        5.4        --
  Other, net..............................           0.7         --        6.9
                                                  ------     ------     ------
                                                    44.2%      39.4%     (87.8)%
                                                  ======     ======     ======

                                                               September 30,
                                                             1998        1997
  Deferred Tax Assets and Liabilities
  Deferred tax assets:
      Other current liabilities.....................      $   6,284   $   5,277
      Accrued warranty..............................          8,625       4,439
      Postretirement benefit obligations............          4,219       3,916
      Payroll-related obligations...................          3,177       1,846
      Investments...................................            406       1,887
      Other.........................................            949         729
                                                            -------     -------
          Total deferred tax assets.................         23,660      18,094
  Deferred tax liabilities:
      Intangible assets.............................         31,498      23,402
      Investment in unconsolidated partnership......         16,496          --
      Property, plant and equipment.................          7,288       4,175
      Inventories...................................          3,038       2,341
      Deferred charges..............................            850       1,091
      Other.........................................             41          58
                                                            -------     -------
          Total deferred tax liabilities............         59,211      31,067
                                                            -------     -------
          Net deferred tax liability................      $ (35,551)  $ (12,973)
                                                            ========    ========

    The Company has not recorded a valuation allowance with respect to any deferred tax assets.

6. Employee Benefit Plans

    The Company has defined benefit pension plans covering substantially all employees, except McNeilus employees. The plans provide benefits based on compensation, years of service and date of birth. The Company's policy is to fund the plans in amounts which comply with contribution limits imposed by law.

    Components of net periodic pension cost for these plans for fiscal 1998, 1997, and 1996, including costs of discontinued operations for 1996 which are not significant, but excluding Pierce pension costs for 1996 due to the proximity of its acquisition to the Company's fiscal year end, are as follows:

                                               Fiscal Year Ended September 30,
                                                1998        1997        1996
Service cost-- benefits earned during year     $ 1,744     $ 1,387     $ 1,149
Interest cost on projected benefit
obligations.............................         2,751       2,439       1,979
Actual return on plan assets............         1,647      (8,789)     (3,347)
Net amortization and deferral...........        (4,575)      6,123       1,232
                                                ------      ------      ------
Net periodic pension cost...............       $ 1,567     $ 1,160     $ 1,013
                                                ======      ======      ======

    The following table summarizes the funded status of the pension plans and the amounts recognized in the Company's consolidated balance sheets at September 30, 1998 and 1997:

                                                                                 1998                                1997
                                                             --------------------------------------------    ---------------------
                                                                 Assets Exceed       Accumulated Benefits        Assets Exceed
                                                             Accumulated Benefits       Exceed Assets        Accumulated Benefits
  Actuarial present value of benefit obligations:
      Vested...........................................           $  17,355              $    16,953               $   29,334
      Nonvested........................................                 318                    1,515                      694
                                                                    -------                  -------                  -------
  Accumulated benefit obligations......................              17,673                   18,468                   30,028
  Adjustment for projected benefit obligations.........               5,719                       --                    4,759
                                                                    -------                  -------                  -------
  Projected benefit obligations........................              23,392                   18,468                   34,787
  Plan assets at fair value............................              21,907                   15,862                   39,556
                                                                    -------                  -------                  -------
  Plan assets in excess of (less than) projected benefit
      Obligations......................................              (1,485)                  (2,606)                   4,769
  Unrecognized net transition asset....................                (173)                    (354)                    (594)
  Unrecognized net (gain) loss.........................               2,729                    3,311                   (1,538)
  Unrecognized prior service cost......................                  36                    1,878                    1,229
  Adjustment required to recognize minimum pension
      liability........................................                  --                   (4,835)                      --
                                                                    -------                  -------                  -------
  Prepaid pension asset (accrued liability)............           $   1,107              $    (2,606)              $    3,866
                                                                    =======                  =======                  =======

    Generally accepted accounting principles require the recognition of a minimum pension liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets ($2,606 at September 30, 1998) and recognition of an intangible asset to the extent of unrecognized past service cost ($1,878 at September 30, 1998). These amounts are included in other long-term liabilities and intangible assets, respectively, at September 30, 1998. An adjustment of $1,804 has been recorded as a reduction of shareholders' equity in fiscal 1998 to recognize the minimum liability of $4,835, net of both the intangible asset recorded of $1,878 and the related income tax benefit of $1,153.

    The plans' assets consist of investments in commingled equity and fixed income funds and individually managed equity portfolios. Actuarial assumptions are as follows:

                                                   September 30,
                                            1998        1997      1996
Discount rate...........................    7.25%       7.25%     7.75%
Rate of increase in compensation........    4.50        4.50      4.50
Expected long-term rate of
   return on plan assets................    9.25        9.25      9.25

    The Company provides health benefits to certain of its retirees and their eligible spouses. Approximately 35% of the Company's employees become eligible for these benefits if they reach normal retirement age while working for the Company.

    The following table summarizes the status of the postretirement benefit plan and the amounts recognized in the Company's consolidated balance sheets for the periods indicated:

                                                             September 30,
                                                            1998       1997
  Postretirement benefit obligations:
      Retirees........................................     $ 3,055    $ 2,828
      Fully eligible active participants..............         563        522
      Other active participants.......................       6,453      5,647
                                                            ------     ------
                                                            10,071      8,997
  Unrecognized net gain...............................         864      1,150
                                                            ------     ------
  Postretirement benefit obligations..................     $10,935    $10,147
                                                            ======     ======

    Net periodic postretirement benefit cost for fiscal 1998, 1997, and 1996, including discontinued operations for 1996 which are not significant, includes the following components:

                                                      Fiscal Year Ended
                                                        September 30,
                                                    1998     1997    1996
Service cost...................................    $  397   $  366   $ 353
Interest cost on the accumulated
   postretirement benefit obligation...........       676      613     580
Amortization of unrecognized net gain..........       (13)     (32)     --
                                                   ------   ------   -----
Net periodic postretirement benefit cost.......    $1,060   $  947   $ 933
                                                   ======   ======   =====

    Net change in postretirement benefit obligations includes the following:

                                                             Fiscal Year Ended
                                                              September 30,
                                                              1998        1997
Balance at beginning of year..........................     $ 10,147     $ 9,517
Benefits paid.........................................         (272)       (317)
Net periodic postretirement benefit cost..............        1,060         947
                                                            -------      ------
Balance at end of year................................     $ 10,935     $10,147
                                                            =======      ======

    The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.8% in fiscal 1998, declining to 6.5% in fiscal 2006. The weighted average discount rate used in determining the postretirement benefit obligation was 7.25% and 7.75% in fiscal 1998 and 1997, respectively. If the health care cost trend rate was increased by 1%, the postretirement benefit obligation at September 30, 1998 would increase by $896 and net periodic postretirement benefit cost for fiscal 1998 would increase by $120.

    The Company has defined contribution 401(k) plans covering substantially all employees. The plans allow employees to defer 2% to 19% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive Company matching contributions. Amounts expensed for Company matching contributions were $1,345, $825, and $401 in fiscal 1998, 1997, and 1996, respectively.

7. Shareholders' Equity

    The Company is authorized to issue 1,000,000 shares of $.01 par value Class A Common Stock of which 296,888 shares and 406,878 shares were issued and outstanding at September 30, 1998 and 1997, respectively. The Company is authorized to issue 18,000,000 shares of $.01 par value Common Stock. At September 30, 1998, 9,061,277 and 8,123,613 shares of Common Stock were issued and outstanding, respectively. At September 30, 1997, 8,951,287 and 7,900,481 shares of Common Stock were issued and outstanding, respectively. The Company is also authorized to issue up to 2,000,000 shares of $.01 par value Preferred Stock, none of which were issued or outstanding at September 30, 1998 or 1997.

    On May 2, 1997, the Company and Freightliner Corporation ("Freightliner") formally terminated a strategic alliance formed on June 2, 1995. The Company repurchased from Freightliner 350,000 shares of its Common Stock and 1,250,000 warrants for the purchase of additional shares of Common Stock for a total of $6,750.

    The Company has a stock restriction agreement with two shareholders owning the majority of the Company's Class A Common Stock. The agreement is intended to allow for an orderly transition of Class A Common Stock into Common Stock. The agreement provides that at the time of death or incapacity of the survivor of them, the two shareholders will exchange all of their Class A Common Stock for Common Stock. At that time, or at such earlier time as there are no more than 150,000 shares of Class A Common Stock issued and outstanding, the Company's Articles of Incorporation provide for a mandatory conversion of all Class A Common Stock into Common Stock.

    Each share of Class A Common Stock is convertible into Common Stock on a one-for-one basis. As of September 30, 1998, 296,888 shares of Common Stock are reserved for the conversion of Class A Common Stock. In July 1995, the Company authorized the buyback of up to one million shares of the Company's Common Stock. As of September 30, 1998 and 1997, the Company had purchased 461,535 shares of its Common Stock at an aggregate cost of $6,551.

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

8. Stock Option Plan

    The Company has reserved 992,168 shares of Common Stock at September 30, 1998 to provide for the exercise of outstanding stock options and the issuance of Common Stock under incentive compensation awards. Under the 1990 Incentive Stock Plan for the Key Employees (the "Plan"), officers, other key employees and directors may be granted options to purchase up to an aggregate of 1,250,000 shares of the Company's Common Stock (including 425,000 shares for which approval from the holders of the Class A Common Stock will be obtained at the Company's 1999 Annual Shareholders' Meeting) at not less than the fair market value of such shares on the date of grant. Participants may also be awarded grants of restricted stock under the Plan. The Plan expires on April 9, 2000. Options become exercisable ratably on the first, second, and third anniversary of the date of grant. Options to purchase shares expire not later than ten years and one month after the grant of the option.

    The following table summarizes the transactions of the Plan for the three-year period ended September 30, 1998.

                                                                      Weighted-
                                                                       Average
                                                         Number of     Exercise
                                                          Options        Price
Unexercised options outstanding September 30, 1995.....   477,068      $ 10.96
     Options granted...................................    14,500        14.68
     Options exercised.................................   (24,515)        9.72
     Options forfeited.................................    (6,251)       12.58
                                                          -------
Unexercised options outstanding September 30, 1996.....   460,802        11.12
     Options granted...................................     5,000        12.00
     Options exercised.................................   (20,331)       10.34
     Options forfeited.................................    (7,570)       12.97
                                                          -------
Unexercised options outstanding September 30, 1997.....   437,901        11.14
     Options granted...................................   414,000        20.35
     Options exercised.................................  (139,200)       10.50
     Options forfeited.................................    (1,000)       13.88
                                                          -------
Unexercised options outstanding September 30, 1998.....   711,701      $ 16.62
                                                          =======

Price range $7.88-- $11.25 (weighted-average
 contractual life of 5.3 years)........................   187,951      $  9.82
Price range $12.00-- $16.75 (weighted-average
 contractual life of 7.8 years)........................   214,750        15.44
Price range $19.13-- $23.63 (weighted-average
 contractual life of 9.8 years)........................   309,000        21.57
Exercisable options at September 30, 1998..............   289,869        11.37
Shares available for grant at September 30, 1998.......   280,467


    SFAS No. 123, "Accounting for Stock-Based Compensation," became effective for the Company in fiscal 1997. As allowed by SFAS 123, the Company has elected to continue to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" in accounting for the Plan. Under APB No. 25, the Company does not recognize compensation expense on the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

    As  required  by SFAS No. 123,  the  Company  has  determined  the pro forma information as if the Company had accounted for stock options granted since September 30, 1995 under the fair value method of SFAS No. 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions: risk-free interest rates of 5.87%, 5.44% and 4.62% in 1998, 6.27% in 1997, and 5.39% and 6.38% in 1996; dividend yield of 2.99%, 2.61% and 2.12%
in 1998, 4.17% in 1997 and 3.60% and 3.28% in 1996; expected common stock market price volatility factor of .308 in 1998 and .305 in 1997 and 1996; and a weighted-average expected life of the options of six years. The weighted-average fair value of options granted in 1998, 1997, and 1996 was $6.11, $3.07 and $4.08 per share, respectively. The pro forma effect of these options on net earnings and earnings per share was not material. These pro forma calculations only include the effects of 1998, 1997, and 1996 grants. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

9. Operating Leases and Related Party Transactions

    Total rental expense for plant and equipment charged to continuing operations under noncancelable operating leases was $1,114, $886, and $797 in fiscal 1998, 1997, and 1996, respectively. Minimum rental payments due under operating leases for subsequent fiscal years are: 1999 -- $842; 2000 -- $382; 2001 -- $281; 2002 -- $206; and 2003 -- $137.

    Included in rental expense are charges of $128, $128, and $128 in fiscal 1998, 1997, and 1996, respectively, relating to a building lease between the Company and certain shareholders. In September 1998, the Company purchased the building which had been leased from such shareholders for $773. The Company's new product development operations are conducted in the building. The purchase price was based on the average of two independent appraisals.

10. Discontinued Operations

    On June 2, 1995, Freightliner acquired certain assets of the Company's motor home, bus and van chassis business. The consideration included cash of $23,815 and the assumption by Freightliner of certain liabilities. The assets sold to Freightliner consisted of inventories, property, plant and equipment and an option to buy the Company's joint venture ownership interest in a Mexican chassis manufacturer, which option has subsequently expired. The liabilities assumed by Freightliner included certain warranty obligations related to previously produced chassis in excess of certain specified amounts for which the Company retained liability and industrial revenue bonds that were secured by the underlying real estate. The disposition of the chassis business has been accounted for as a discontinued operation.

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

11. Contingencies, Significant Estimates and Concentrations

    The Company is engaged in litigation against Super Steel Products Corporation ("SSPC"), the Company's former supplier of mixer systems for front discharge concrete mixer trucks under a long-term supply contract. SSPC sued the Company in state court claiming that the Company breached the contract. The Company counterclaimed for repudiation of contract. On July 26, 1996, a jury returned a verdict for SSPC awarding damages totaling $4,485. On October 10, 1996, the state court judge overturned the verdict against the Company, granted judgment for the Company on its counterclaim, and ordered a new trial for damages on the Company's counterclaim. Both SSPC and the Company appealed the state court judge's decision. On December 8, 1998, the Wisconsin Court of Appeals ordered a state court judge to reinstate the jury verdict against the Company awarding damages totaling $4,485 plus interest to SSPC. The Company intends to petition for review of this decision by the Wisconsin Supreme Court. The outcome of this matter cannot be predicted at the present time. The Company does not have a reserve relating to this matter.

    The Company was engaged in the arbitration of certain disputes between the Oshkosh Florida Division and O.V. Containers, Inc., ("OV") which arose out of the performance of a contract to deliver 690 skeletal container chassis. The Company contested warranty and other claims made against it, and reached a settlement in June 1998, which included payment by the Company of $1,000 to OV.

    As part of its routine business operations, the Company disposes of and recycles or reclaims certain industrial waste materials, chemicals and solvents at third party disposal and recycling facilities, which are licensed by appropriate governmental agencies. In some instances, these facilities have been and may be designated by the United States Environmental Protection Agency ("EPA") or a state environmental agency for remediation. Under the Comprehensive Environmental Response, Compensation, and Liability Act (the "Superfund" law) and similar state laws, each potentially responsible party ("PRP") that contributed hazardous substances may be jointly and severally liable for the costs associated with cleaning up the site. Typically, PRPs negotiate a resolution with the EPA and/or the state environmental agencies. PRPs also negotiate with each other regarding allocation of the cleanup cost.

    As to one such Superfund site, Pierce is one of 414 PRPs participating in the costs of addressing the site and has been assigned an allocation share of approximately 0.04%. Currently a remedial investigation/ feasibility study is being completed, and as such, an estimate for the total cost of the remediation of this site has not been made to date. However, based on estimates and the assigned allocations, the Company believes its liability at the site will not be material and its share is adequately covered through reserves established by the Company at September 30, 1998. Actual liability could vary based on results of the study, the resources of other PRPs, and the Company's final share of liability.

    The Company is addressing a regional trichloroethylene ("TCE") groundwater plume on the south side of Oshkosh, Wisconsin. The Company believes there may be multiple sources in the area. TCE was detected at the Company's North Plant facility with recent testing showing the highest concentrations in a monitoring well located on the upgradient property line. Because the investigation process is still ongoing, it is not possible for the Company to estimate its long-term total liability associated with this issue at this time. Also, as part of the regional TCE groundwater investigation, the Company conducted a groundwater investigation of a former landfill located on Company property. The landfill, acquired by the Company in 1972, is approximately 2.0 acres in size and is believed to have been used for the disposal of household waste. Based on the investigation, the Company does not believe the landfill is one of the sources of the TCE contamination. Based upon current knowledge, the Company believes its liability associated with the TCE issue will not be material and is adequately covered through reserves established by the Company at September 30, 1998. However, this may change as investigations proceed by the Company, other unrelated property owners, and the government.

    The Company is subject to other environmental matters and legal proceedings and claims, including patent, antitrust, product liability and state dealership regulation compliance proceedings, that arise in the ordinary course of business. Although the final results of all such matters and claims cannot be predicted with certainty, management believes that the ultimate resolution of all such matters and claims, after taking into account the liabilities accrued with respect to such matters and claims, will not have a material adverse effect on the Company's financial condition or results of operations. Actual results could vary, among other things, due to the uncertainties involved in litigation.

    The Company has guaranteed certain customers' obligations under deferred payment contracts and lease purchase agreements totaling approximately $1,000 at September 30, 1998. The Company is also contingently liable under bid, performance and specialty bonds totaling approximately $86,885 and open standby letters of credit issued by the Company's bank in favor of third parties totaling $12,146 at September 30, 1998.

    Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. As of September 30, 1998 and 1997, the Company has accrued $15,887 and $12,320 for warranty claims. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the Company's  historical  experience.  During fiscal 1998,  1997 and 1996,  the
Company recorded warranty and other related costs for matters beyond the Company's historical experience totaling $3,200, $3,770 and $5,602, respectively, with respect to continuing operations and $2,063 with respect to discontinued operations in fiscal 1996 (see Note 10). The additional charges in fiscal 1998, 1997 and 1996 with regard to continuing operations principally related to a dispute involving the Company's former trailer manufacturing operations with OV, which was settled in fiscal 1998, and secondarily to repair certain matters related to refuse and front-discharge chassis. The additional warranty charges with respect to discontinued operations in fiscal 1996 resulted from the underestimation of the warranty liabilities retained by the Company upon the sale of the Company's former chassis business. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

    The Company subcontracted production under an $85,000 ISO-Compatible Palletized Flatracks ("IPF") contract for the U.S. Army to Steeltech Manufacturing, Inc. ("Steeltech"), a minority-owned firm, pursuant to Department of Defense regulations under the IPF contract. Due to financial difficulties encountered by Steeltech, the Company advanced working capital requirements to Steeltech in fiscal 1995 and 1996. As a result of delays in the start-up of full-scale production under the IPF contract, the Company wrote off certain of its advances and an investment in Steeltech totaling $3,300 in fiscal 1996. Such charges were determined based on the amount of advances that were deemed to be unrealizable based on a projection of Steeltech's cash flows through completion of the IPF contract. Steeltech's IPF production was completed in July 1998. In fiscal 1996, the Company also wrote off an investment of $900 in a joint venture, which leases equipment to Steeltech and accrued $1,084 for the potential satisfaction of a guarantee of 50% of the outstanding indebtedness of the joint venture. Such charges were based on a projection of Steeltech's cash flows, which indicated that Steeltech could not sustain its lease payments to the joint venture, and because the Company believed that there was not a market for the sale of the leased equipment. Given the completion of the IPF contract, the Company is attempting to dispose of its investment in the joint venture and simultaneously satisfy in cash the remainder of its guarantee. The Company believes that it is adequately reserved at September 30, 1998, for any matters relating to the disposition of such investment and guarantee.

    The Company derives a significant portion of its revenue from the U.S. Department of Defense, as follows:

                                             Fiscal Year Ended September 30,
                                              1998        1997         1996
         Defense:
              U.S. Department of Defense   $ 248,577   $ 272,042    $ 249,413
              Export..................           452      16,584        2,059
                                           ---------   ---------    ---------
                                             249,029     288,626      251,472
         Commercial:
              Domestic................       619,170     373,946      141,540
              Export..................        34,593      20,662       20,443
                                           ---------   ---------    ---------
                                             653,763     394,608      161,983
                                           ---------   ---------    ---------
         Net sales....................     $ 902,792   $ 683,234    $ 413,455
                                           =========   =========    =========

    U.S. Department of Defense sales include $10,437, $17,723 and $58,855 in fiscal 1998, 1997 and 1996, respectively, for products sold internationally under the Foreign Military Sales ("FMS") Program.

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

    Various actions or claims have been asserted or may be asserted in the future by the government against the Company. A potential action by the government against the Company in connection with a grand jury investigation was commenced in 1989. In 1996, the government discontinued this investigation without any action against the Company or its employees. A subsequent, related civil investigation was dismissed in fiscal 1998.

12. Unaudited Quarterly Results

                                          Fiscal  1998                                      Fiscal  1997
                            ------------------------------------------       -----------------------------------------------
                              4th        3rd         2nd         1st          4th         3rd           2nd           1st
                            Quarter    Quarter     Quarter     Quarter       Quarter     Quarter      Quarter       Quarter

Net sales...............   $243,051   $290,104     $217,836    $151,801     $185,853     $176,596     $170,465     $150,320
Gross income............     42,138     42,071       29,928      22,307       24,496       21,897       22,868       19,583
Income from
 continuing
 operations.............      4,952      5,000        3,161       3,140        3,116        2,792        2,474        1,624
Extraordinary item......         --       (450)        (735)         --           --           --           --           --
Net income..............      4,952      4,550        2,426       3,140        3,116        2,792        2,474        1,624
Earnings per share:
 Continuing operations    $     .59  $     .59    $     .38   $     .38    $     .38    $     .33    $     .28    $     .19
 Extraordinary item.....        --        (.05)        (.09)        --           --           --           --           --
 Net income.............        .59        .54          .29         .38          .38          .33          .28          .19
Earnings per share
  assuming dilution:
 Continuing operations          .58        .58          .38         .37          .37          .33          .28          .19
 Extraordinary item.....         --       (.05)        (.09)        --           --           --           --           --
 Net income.............        .58        .53          .29         .37          .37          .33          .28          .19
Dividends per share:
 Class A Common Stock...  $ 0.10875  $ 0.10875    $ 0.10875   $ 0.10875    $ 0.10875    $ 0.10875    $ 0.10875    $ 0.10875
 Common Stock...........    0.12500    0.12500      0.12500     0.12500      0.12500      0.12500      0.12500      0.12500


    For the fourth quarter of fiscal 1998, continuing operations includes, on a pre-tax basis, a $3,865 non-cash charge related to an impairment loss for the Company's Florida manufacturing facilities, a $1,935 non-cash charge related to an impairment loss on the Company's Summit brand mixer system technology intangible asset, and a $3,375 cash gain from the sale of an interest in a Mexican bus manufacturer (see Note 13).

    In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-up Activities." Prior to fiscal 1998, the Company had not capitalized any costs covered by SOP 98-5. In February 1998, OMFSP, which the Company accounts for using the equity method, incurred and capitalized approximately $1,466 of costs ($895 net of income taxes) related to the organization of the partnership. In the fourth quarter of fiscal 1998, OMFSP elected to adopt early the provisions of SOP 98-5 which requires that adoption be as of the beginning of the year. As a result, the Company has restated the previously reported results for the second quarter of fiscal 1998 to write-off its share of the costs previously capitalized by the partnership. The charge has been included in the consolidated statements of income under the caption "Equity in earnings of unconsolidated partnership, net of income taxes."

13. Impairment Losses and Gain on Sale of Affiliate

Following the acquisition of McNeilus and after conducting an internal study to determine how to integrate the concrete mixer businesses of the Company and McNeilus, the Company revised its plans regarding the use of the Company's Florida manufacturing facility and of the previously acquired concrete mixer technology of Friesz (see Note 3). The Florida manufacturing facility was originally acquired in connection with the Company's acquisition of assets and the business of a manufacturer of truck trailers in fiscal 1991. In 1996, the Company exited the manufacture of truck trailers but retained the Florida facility to manufacture products for the U.S. military and the Company's Summit brand of rear-discharge cement mixers. During the fourth quarter of fiscal 1998, following the completion of the internal study, management determined that all of the Company's U.S. requirements for rear-discharge concrete mixers would be sourced through the McNeilus manufacturing facilities due to the quality of the McNeilus brand and the efficient manufacturing processes at its facilities. In the fourth quarter of fiscal 1998, the Company further decided to begin to consolidate all its U.S. defense-related manufacturing in its Oshkosh, Wisconsin facility due to available capacity in Oshkosh and the ability to improve management of defense programs from this facility. As a result, management determined that Oshkosh's Florida facility and the Summit intangible asset may be impaired. Management estimated the projected undiscounted future cash flows from the Florida facility and the Friez mixer technology and determined that such cash flows were less than the carrying value of the assets. Accordingly, pre-tax impairment losses of $3,865 and $1,935, respectively, were recognized in fiscal 1998 and are included in selling, general and administrative expense. The fair value of the Florida facility was based on a third party appraisal. The fair value of the mixer intangible asset was based on the absence of future cash flows.

    During fiscal 1996, the Company wrote off (as a charge to selling, general and administrative expense) its $3,025 equity investment in a Mexican bus manufacturer due to prolonged weakness in the Mexican economy and continuing high losses and high leverage reported by the Mexican affiliate. Also, in fiscal 1996, the Company wrote off a $200 equity investment in Steeltech and a $900 investment in a joint venture which leases equipment to Steeltech (see Note 11). In September 1998, the Company sold its 5.0% ownership interest in the Mexican bus manufacturer and recorded a pre-tax gain of $3,375. This gain has been recorded as a reduction of selling, general and administrative expense in fiscal 1998.

14. Subsidiary Guarantors

      The following tables present condensed consolidating financial information for fiscal 1998 for: (a) the Company; (b) on a combined basis, the guarantors of the Senior Subordinated Notes, which include all of the wholly-owned subsidiaries  of the  Company  ("Subsidiary  Guarantors")  other  than  McNeilus
Financial Services, Inc., Oshkosh/McNeilus Financial Services, Inc., and Nation's Casualty Insurance, Inc., which are the only non-guarantor subsidiaries of the Company ("Non-Guarantor Subsidiaries"); and (c) on a combined basis, the Non-Guarantor Subsidiaries. Condensed consolidating financial information has not been presented for any period prior to fiscal 1998 because no Non-Guarantor Subsidiaries existed prior to the issuance of the Senior Subordinated Notes on February 26, 1998. Separate financial statements of the Subsidiary Guarantors are not presented because the guarantors are jointly, severally, and unconditionally liable under the guarantees, and the Company believes separate financial statements and other disclosures regarding the Subsidiary Guarantors are not material to investors.

      The Company is comprised of Wisconsin and Florida manufacturing operations and certain corporate management, information services and finance functions. Borrowings and related interest expense under the Senior Credit Facility and the Senior Subordinated Notes are charged to the Company. The Company has allocated a portion of this interest expense to certain Subsidiary Guarantors through a formal lending arrangement. There are presently no management fee arrangements between the Company and its Non-Guarantor Subsidiaries.

Condensed Consolidating Statement of Income
Year Ended September 30, 1998

                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries       Eliminations     Consolidated
                                                                              (In thousands)
Net sales................................      $  393,720      $  509,072      $        --        $       --      $   902,792
Cost of sales............................         342,978         423,370               --                --          766,348
                                                ---------        --------       ----------          --------       ----------
Gross income.............................          50,742          85,702               --                --          136,444
Operating expenses:......................
    Selling, general and administrative..          37,861          31,844               23                --           69,728
    Engineering research and development.           7,161           2,520               --                --            9,681
    Amortization of goodwill and other
          intangibles....................              --           8,315               --                --            8,315
                                                ---------        --------       ----------          --------       ----------
Total operating expenses.................          45,022          42,679               23                --           87,724
                                                ---------        --------       ----------          --------       ----------
Operating income (loss)..................           5,720          43,023              (23)               --           48,720
Other income (expense):
    Interest expense.....................         (16,878)         (7,195)            (180)            2,763          (21,490)
    Interest income......................             418           3,248              423            (2,763)           1,326
    Miscellaneous, net...................             (96)             18              170                --               92
                                                ---------        --------       ----------          --------       ----------
                                                  (16,556)         (3,929)             413                --          (20,072)
                                                ---------        --------       ----------          --------       ----------
Income (loss) from operations before
    income taxes, equity in earnings of
    subsidiaries and unconsolidated
    partnership and extraordinary item...         (10,836)         39,094              390                --           28,648
Provision (credit) for income taxes......          (4,075)         16,578              152                --           12,655
                                                ---------        --------       ----------          --------       ----------
                                                   (6,761)         22,516              238                --           15,993
Equity in earnings of subsidiaries and
    unconsolidated partnership, net of
    income taxes.........................          23,014              --              260           (23,014)             260
                                                ---------        --------       ----------          --------       ----------
Income (loss) from continuing operations.          16,253          22,516              498           (23,014)          16,253
Extraordinary charge for early retirement
    of debt, net of income tax benefit...          (1,185)             --               --                --           (1,185)
                                                ---------        --------       ----------          --------       ----------
Net income...............................      $   15,068      $   22,516      $       498        $  (23,014)     $    15,068
                                                =========        ========       ==========          ========       ==========

Condensed Consolidating Balance Sheet
September 30, 1998

                                                                Subsidiary     Non-Guarantor
                                                  Company       Guarantors     Subsidiaries       Eliminations    Consolidated
                                                                              (In thousands)
ASSETS
Current assets:
    Cash and cash equivalents..............      $   1,065      $      979      $   1,578        $         --    $      3,622
    Receivables, net.......................         41,009          39,863            110                  --          80,982
    Inventories............................         47,191         102,000             --                  --         149,191
    Prepaid expenses and other.............          9,059           5,099          1,891                  --          16,049
                                                 ---------        --------       --------            --------       ---------

       Total current assets................         98,324         147,941          3,579                  --         249,844
Investment in and advances to:
    Subsidiaries...........................        338,720          (7,161)            --            (331,559)             --
    Unconsolidated partnership.............             --              --         13,496                  --          13,496
Other long-term assets.....................          9,276           4,960            (38)                 --          14,198
Net property, plant and equipment..........         23,789          57,047             --                  --          80,836
Goodwill and other intangible assets, net..          1,108         325,557             --                  --         326,665
                                                 ---------        --------       --------            --------       ---------
Total assets...............................      $ 471,217      $  528,344      $  17,037        $   (331,559)   $    685,039
                                                 =========        ========       ========            ========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable.......................      $  30,843      $   34,294      $      34        $         --    $     65,171
    Floor plan notes payable...............             --          11,645             --                  --          11,645
    Customer advances......................          1,689          43,226             --                  --          44,915
    Payroll-related obligations............          8,749          15,348             27                  --          24,124
    Accrued warranty.......................          5,689          10,198             --                  --          15,887
    Other current liabilities..............           (759)         36,930          7,327                  --          43,498
    Current maturities of long-term debt...          3,216             251             --                  --           3,467
                                                 ---------        --------       --------            --------       ---------
        Total current liabilities..........         49,427         151,892          7,388                  --         208,707
Long-term debt.............................        274,784           2,553             --                  --         277,337
Deferred income taxes......................         (2,394)         33,416         16,810                  --          47,832
Other long-term liabilities ...............         18,104           1,763             --                  --          19,867
Investment by and advances from (to)
    Parent.................................             --         338,720         (7,161)           (331,559)             --
Shareholders' equity.......................        131,296              --             --                  --         131,296
                                                 ---------        --------       --------            --------       ---------
Total liabilities and shareholders' equity.      $ 471,217      $  528,344      $  17,037        $   (331,559)   $    685,039
                                                 =========        ========       ========            ========       =========


Condensed Consolidating Statement of Cash Flows
Year Ended September 30, 1998

                                                               Subsidiary      Non-Guarantor
                                                   Company     Guarantors      Subsidiaries       Eliminations    Consolidated
                                                                              (In thousands)
Operating activities:
    Income (loss) from continuing operations      $  16,253     $  22,516       $      498         $(23,014)      $   16,253
    Non-cash adjustments....................          9,707        14,292           (3,155)              --           20,844
    Changes in operating assets and
        liabilities.........................         21,655        21,101               88               --           42,844
                                                  ---------      --------         --------          -------        ---------
    Net cash provided from (used for)
        operating activities................         47,615        57,909           (2,569)         (23,014)          79,941

Investing activities:
    Acquisitions of businesses, net of
        cash acquired.......................       (217,581)       (3,563)              --               --         (221,144)
    Investments in and advances to
        subsidiaries........................         17,101       (44,749)           4,634           23,014               --
    Additions to property, plant and
        equipment...........................         (2,585)       (5,970)              --               --           (8,555)
    Other...................................          4,177        (2,608)            (487)              --            1,082
                                                  ---------      --------         --------          -------        ---------
    Net cash provided from (used for)
        investing activities................       (198,888)      (56,890)           4,147           23,014         (228,617)

Net cash used for discontinued
    operations..............................         (1,093)           --               --               --           (1,093)

Financing activities:
    Net borrowings (repayments) of long-
        term debt...........................        143,000           (49)              --               --          142,951
    Debt issuance costs.....................         (8,641)           --               --               --           (8,641)
    Dividends paid..........................         (4,176)           --               --               --           (4,176)
    Other...................................             38            --               --               --               38
                                                  ---------      --------         --------          -------        ---------
    Net cash provided from (used for)
        financing activities................        130,221           (49)              --               --          130,172
                                                  ---------      --------         --------          -------        ---------
Increase (decrease) in cash and cash
    equivalents.............................        (22,145)          970            1,578               --          (19,597)
Cash and cash equivalents at beginning of
    period..................................         23,210             9               --               --           23,219
                                                  ---------      --------         --------          -------        ---------
Cash and cash equivalents at end of period..      $   1,065     $     979       $    1,578         $     --       $    3,622
                                                  =========      ========         ========          =======        =========

FINANCIAL HIGHLIGHTS

Selected Historical Consolidated Financial Data
Years ended September 30,
(In thousands, except per share amounts)

                                      1998           1997        1996         1995         1994
Net sales ......................   $ 902,792      $ 683,234   $ 413,455    $ 438,557    $ 581,275
Operating income (loss) ........      48,720         28,785      (3,601)      19,293       23,070
Income (loss) from continuing
   operations ..................      16,253         10,006        (241)      11,637       13,558
   Per share assuming dilution .        1.91           1.17        (.03)        1.31         1.56
Discontinued operations ........        --             --        (2,859)      (2,421)        (504)
   Per share assuming dilution .        --             --          (.32)        (.27)        (.06)
Net income (loss) ..............      15,068(1)      10,006      (3,100)       9,216       13,054
   Per share assuming dilution .        1.77(1)        1.17        (.35)        1.04         1.50
Dividends per share:
   Class A Common Stock ........        .435           .435        .435         .435         .435
   Common stock ................        .500           .500        .500         .500         .500
Total assets ...................     685,039        420,394     435,161      200,916      198,678
Expenditures for property, plant
  and equipment ................       8,555          6,263       5,355        5,347        5,178
Depreciation ...................      10,383          9,382       8,621        8,409        9,278
Amortization of goodwill and
  other intangible assets ......       8,315          4,470         171         --           --
Net working captal .............      41,137         50,113      67,469       91,777       82,010
Long-term debt (including
   current maturities) .........     280,804        135,000     157,882         --            610
Shareholders' equity ...........     131,296        120,900     121,602      113,413      121,558
   Book value per share ........       15.59          14.55       14.08        14.82        13.96
Backlog ........................     377,000        361,000     433,000      350,000      498,000

(1) Includes an after-tax extraordinary charge of $1,185 ($0.14 per share) related to early retirement of debt.



Common Stock Price*

The Company's Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System. The following table sets forth prices reflecting actual sales as reported on the NASDAQ National Market System.

              Quarter Ended                Fiscal 1998           Fiscal 1997
-------------------------------------  -------------------- --------------------
                                         High        Low       High       Low
September.........................      $28 1/4    $18 1/2    $17 1/2   $13 1/4
June..............................       26 1/8     19         15 7/8    10 5/8
March.............................       20         17 3/8     12 7/8    10 1/8
December..........................       21 1/4     14 7/8     12 1/4    10 1/8

*There is no established public trading market for Class A Common Stock.