Form 10-K, Exhibit 13
period 1999-09-30
OSHKOSH TRUCK CORP
filed 1999-12-27
CIK 775158

MANAGEMENT'S DISCUSSION AND ANALYSIS
Oshkosh Truck Corporation and Subsidiaries



Forward-Looking Statements

     This Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations and other sections of this annual report contain "forward-looking statements" which are believed to be within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this report, including, without limitation, statements regarding the Oshkosh Truck Corporation's (the "Company" or "Oshkosh") future financial position, business strategy, budgets, targets, projected costs and plans and objectives of management for future operations are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimates", "anticipate", "believe", "should", "plans", or "continue", or the negative thereof or variations thereon or similar terminology. Although the Company believes the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, without limitation, the following: (1) the cyclical nature of the concrete placement industry; (2) the risks related to reductions or changes in U.S. government expenditures; (3) the potential for actual costs to exceed projected costs with fixed-price U.S. government contracts; (4) the risks related to suspension, termination or audit of U.S. government contracts; (5) the challenges of identifying, completing and integrating future acquisitions; (6) competition; (7) disruptions in the supply of parts or components from sole source suppliers and subcontractors; (8) product liability and warranty claims;
(9) labor relations and market conditions; and (10) unanticipated events relating to Year 2000 issues. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's prospectus dated November 18, 1999 included in the Registration Statement on Form S-3 No. 333-87149. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by these cautionary statements.

General

     The Company is a leading designer, manufacturer and marketer of a wide range of specialty trucks and truck bodies including concrete mixers, refuse bodies, fire and emergency vehicles and defense trucks. Under the "McNeilus" and "Oshkosh" brand names, the Company manufactures rear- and front-discharge concrete mixers and a wide range of automated rear, front, side and top loading refuse truck bodies. Under the "Pierce" brand name, the Company is among the leading domestic manufacturers of fire apparatus assembled on both custom and commercial chassis. The Company manufactures aircraft rescue and firefighting and airport snow removal vehicles under the "Oshkosh" brand name. The Company also manufactures defense trucks under the "Oshkosh" brand name and is the leading manufacturer of severe-duty heavy tactical trucks for the Department of Defense.

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fourth quarter of fiscal 1999. In accordance with this pronouncement, this management's discussion and analysis has been organized to report about the results of the three segments identified by management: commercial, fire and emergency and defense. Prior year information has been reclassified to the current year basis of presentation. The major products manufactured and marketed by each of the Company's business segments are as follows:

          Commercial--concrete mixer systems, refuse truck bodies, portable concrete batch plants and truck components sold to ready-mix companies and commercial and municipal waste haulers in the U. S. and abroad.

          Fire and emergency--commercial and custom fire trucks, aircraft rescue and firefighting trucks, snow removal trucks and other emergency vehicles primarily sold to fire departments, airports and other governmental units in the U. S. and abroad.

          Defense--heavy- and medium-payload tactical trucks and supply parts sold to the U. S. military and to other militaries around the world.


Recent Developments

     On November 24, 1999, the Company completed the offer and sale of 3,795,000 shares of its Common Stock at $26.00 per share. The Company used proceeds, net of underwriters' discounts and commissions, from the offering to prepay $93.5 million in outstanding indebtedness of the Company under its Senior Credit Facility.

     On November 1, 1999, the Company acquired the manufacturing assets of Kewaunee Engineering Corporation ("Kewaunee") for approximately $6.2 million in cash plus assumption of certain liabilities aggregating $2.3 million. Kewaunee is a fabricator of heavy-steel components such as cranes and aerial devices. Kewaunee manufactures all of the Company's current requirements for aerial devices in its fire and emergency segment. The acquisition of Kewaunee will be accounted for using the purchase method of accounting and, accordingly, the operating results of Kewaunee will be included in the Company's consolidated statements of income beginning November 1, 1999 as part of the Company's fire and emergency segment. The acquisition was financed from borrowings under the Company's Senior Credit Facility.

Acquisition History

     Since 1996, the Company has selectively pursued strategic acquisitions in order to enhance its product offerings and diversify its business. The Company has focused its acquisition strategy in specialty truck and truck body markets that are growing and where it can develop strong market positions and achieve acquisition synergies. Identified below is information with respect to these acquisitions, all of which have been accounted for using the purchase method of accounting and have been included in the Company's results of operations from the date of acquisition.

     On September 18, 1996, the Company acquired for cash all of the issued and outstanding capital stock of Pierce Manufacturing Inc. ("Pierce"), a leading manufacturer and marketer of fire trucks and other emergency apparatus for $156.9 million, including acquisition costs and net of cash acquired. The acquisition was financed from borrowings under a subsequently retired bank credit facility.

     On December 19, 1997, Pierce acquired certain inventory, machinery and equipment, and intangible assets of Nova Quintech, a division of Nova Bus Corporation, for $3.6 million. Nova Quintech was engaged in the manufacture and sale of aerial devices for fire trucks.

     On February 26, 1998, the Company acquired for cash all of the issued and outstanding capital stock of McNeilus Companies, Inc. ("McNeilus") and entered into related non-compete and ancillary agreements for $217.6 million, including acquisition costs and net of cash acquired. McNeilus is a leading manufacturer and marketer of rear-discharge concrete mixers and portable concrete batch plants for the concrete placement industry and refuse truck bodies for the waste services industry in the United States. The acquisition was financed from borrowings under a Senior Credit Facility and the issuance of Senior Subordinated Notes.

     As indicated above, on November 1, 1999, the Company acquired certain assets and assumed certain liabilities of Kewaunee.

Results of Operations

Analysis of Consolidated Net Sales--Three Years Ended September 30, 1999

     The following table presents net sales by business segment (in thousands):

                                             Fiscal Year Ended September 30,
                                               1999         1998         1997
                                               ----         ----         ----
Net sales to unaffiliated customers:
    Commercial............................ $   607,678    $ 354,165    $ 107,944
    Fire and emergency....................     336,241      301,181      292,382
    Defense...............................     222,535      247,956      282,826
    Corporate and other...................      (1,500)        (510)          82
                                           -----------    ---------    ---------
        Consolidated...................... $ 1,164,954    $ 902,792    $ 683,234
                                           ===========    =========    =========


     The following table presents net sales by geographic region based on product shipment destination (in thousands):

                                             Fiscal Year Ended September 30,
                                               1999         1998         1997
                                               ----         ----         ----
Net sales:
    United States......................... $ 1,113,214    $ 857,310    $ 628,265
    Other North America...................       7,822        4,678          688
    Middle East...........................      21,713       16,889       22,836
    Other.................................      22,205       23,915    $  31,445
                                           -----------    ---------    ---------
        Consolidated...................... $ 1,164,954    $ 902,792    $ 683,234
                                           ===========    =========    =========


FISCAL 1999 COMPARED TO FISCAL 1998

     Consolidated net sales increased $262.2 million, or 29.0%, to $1,165.0 million in fiscal 1999 compared to fiscal 1998. Fiscal 1998 results included seven months of operations of McNeilus, which was acquired in February 1998, while fiscal 1999 results included a full twelve months of McNeilus operations. On a pro forma basis, assuming McNeilus had been acquired at the beginning of fiscal 1998, net sales increased $124.0 million, or 11.9%, in fiscal 1999 compared to fiscal 1998.

     Commercial segment net sales increased $253.5 million, or 71.6%, in fiscal 1999 compared to fiscal 1998. Strong end markets in the concrete placement industry, the introduction of a new cab and mixer package for Oshkosh's front-discharge concrete mixer, and sales, marketing and distribution synergies created through the acquisition of McNeilus contributed to a 24% increase in concrete mixer sales compared to prior year pro forma sales. Refuse truck and truck body sales increased 36% compared to pro forma 1998 sales, generally as a result of commercial waste haulers accelerating the replacement of refuse packers in their fleets and as a result of McNeilus increasing sales penetration with both commercial and municipal accounts.

     Fire and emergency segment net sales increased $35.1 million, or 11.6%, in fiscal 1999 compared to fiscal 1998. Pierce comprises the largest share of this segment and has increased its sales at a compound annual growth rate of 11% since 1980. Pierce's sales increased 10.9% in fiscal 1999 compared to fiscal 1998, generally as a result of strong market demand, expanding international sales and new product introductions.

     Defense segment net sales decreased $25.4 million, or 10.2%, in fiscal 1999 compared to fiscal 1998. Defense sales declined due to the trend of lower heavy military truck spending in the federal budget and the completion of the ISO-Compatible Palletized Flatrack ("IPF") contract in fiscal 1998, which had fiscal 1998 sales of $32.0 million. Vehicle sales under the Company's Medium Tactical Vehicle Replacement ("MTVR") contract awarded to Oshkosh in December 1998 will not begin until the first quarter of fiscal 2000. Reversal of the trend toward lower heavy military truck spending combined with initial sales of the MTVR vehicle will result in increased defense sales in fiscal 2000 compared to fiscal 1999.

FISCAL 1998 COMPARED TO FISCAL 1997

     Consolidated net sales increased $219.6 million, or 32.1%, to $902.8 million in fiscal 1998 compared to fiscal 1997, generally as a result of the acquisition of McNeilus, which was partially offset by lower defense sales. Fiscal 1998 results included seven months of operations of McNeilus.

     Commercial segment net sales increased $246.2 million, or 228.1%, in fiscal 1998 compared to fiscal 1997. The inclusion of the McNeilus operations for seven months of fiscal 1998 accounted for $239.6 million of the increase.

     Fire and emergency segment sales increased $8.8 million, or 3.0%, in fiscal 1998 compared to fiscal 1997. Pierce fire apparatus sales increased 10.9% following the introduction of Pierce products to Oshkosh's international dealer network. However, aircraft rescue and firefighting truck sales declined due to significant world-wide price discounting by competitors.

     Defense segment sales decreased $34.9 million, or 12.3%, in fiscal 1998 compared to fiscal 1997. The previously-mentioned trend in lower heavy military truck spending in the federal budget and, to a lesser extent, the completion of the multi-year IPF contract in July 1998 ($9.4 million lower sales in fiscal 1998 compared to fiscal 1997) were primary factors for the decrease in defense segment sales.


Analysis of Consolidated Operating Income--Three Years Ended September 30, 1999

     The following table presents operating income by business segment (in thousands):

                                              Fiscal Year Ended September 30,
                                                1999         1998        1997
                                                ----         ----        ----
Operating income (loss):
    Commercial............................    $ 48,995     $ 19,317    $ (3,742)
    Fire and emergency....................      26,758       25,581      28,480
    Defense...............................      22,878       22,680      20,155
    Corporate and other...................     (22,418)     (18,858)    (16,108)
                                              --------     --------    --------
        Consolidated......................    $ 76,213     $ 48,720    $ 28,785
                                              ========     ========    ========


FISCAL 1999 COMPARED TO FISCAL 1998

     Consolidated operating income increased $27.5 million, or 56.4%, in fiscal 1999 compared to fiscal 1998. Fiscal 1998 results included seven months of operations of McNeilus, while fiscal 1999 results included a full twelve months of McNeilus operations. Fiscal 1999 consolidated operating income increased $18.1 million, or 31.2% over pro forma fiscal 1998 consolidated operating income, assuming McNeilus had been acquired at the beginning of fiscal 1998.

     Commercial segment operating income increased $29.7 million, or 153.6%, in fiscal 1999 compared to fiscal 1998. On a pro forma basis, assuming McNeilus had been acquired at the beginning of fiscal 1998, operating income increased $20.3 million, or 70.7%, in fiscal 1999 compared to fiscal 1998. Operating income as a percent of segment sales ("operating income margin") increased to 8.1% of commercial segment sales in fiscal 1999 compared to 5.5% of commercial segment sales in fiscal 1998. Increased concrete mixer unit volume and manufacturing, purchasing and distribution synergies generated as a result of the acquisition of McNeilus contributed to the improvement in the operating income margin. Also, fiscal 1998 results included a $1.9 million charge related to an impairment loss on previously-acquired concrete mixer technology.

     Fire and emergency segment operating income increased $1.2 million, or 4.6%, in fiscal 1999 compared to fiscal 1998. The operating income margin decreased from 8.5% in fiscal 1998 to 8.0% in fiscal 1999. Benefits of increased sales volume were offset by short-term production inefficiencies following the installation at Pierce of the final modules of a new enterprise-wide resource planning system during the third quarter of fiscal 1999. By the end of September 1999, Pierce had significantly reduced those production inefficiencies. Management believes any lingering effects from the system conversion will be substantially resolved by the end of the first quarter of fiscal 2000.

     Defense segment operating income was comparable in fiscal 1999 and fiscal 1998 ($0.2 million increase in fiscal 1999). However, the operating income margin increased from 9.1% in fiscal 1998 to 10.3% in fiscal 1999. Fiscal 1998 results included the low margin IPF contract and bid-and-proposal costs on the MTVR contract.

     Corporate and other expenses increased $3.6 million to $22.4 million, or 1.9% of consolidated net sales, from $18.9 million, or 2.1% of consolidated net sales, in fiscal 1998. Fiscal 1999 results included a $3.5 million charge in connection with the settlement of litigation.

FISCAL 1998 COMPARED TO FISCAL 1997

     Consolidated operating income increased $19.9 million, or 69.6%, in fiscal 1998 compared to fiscal 1997. Fiscal 1998 results included seven months of operations of McNeilus compared to none in fiscal 1997. The inclusion of operations of McNeilus for seven months in fiscal 1998 contributed $22.5 million of the operating income increase.

     Commercial segment operating income increased $23.1 million in fiscal 1998 compared to fiscal 1997, with McNeilus contributing $22.5 million of the increase. Increased operating income due to higher sales volume was partially offset by a $1.9 million impairment charge related to previously-acquired mixer technology. The operating income margin increased from a negative 3.5% of commercial segment sales in fiscal 1997 to a positive 5.5% of commercial segment sales in fiscal 1998.

     Fire and emergency segment operating income decreased $2.9 million in fiscal 1998 compared to fiscal 1997 due to lower gross income on reduced sales of the Company's aircraft rescue and firefighting trucks caused by significant world-wide price discounting by competitors. This increased competition was largely responsible for the reduction in operating income margins to 8.5% in fiscal 1998 compared to 9.7% in fiscal 1997. Operating income at Pierce grew 7.1%, just slightly lower than the rate of increase in sales, as a result of increased costs related to new product introductions.

     Defense segment operating income increased $2.5 million in fiscal 1998 compared to fiscal 1997, principally due to an improved mix of heavy tactical truck sales. This improved mix also contributed to the increase in operating income margin from 7.1% in fiscal 1997 to 9.1% in fiscal 1998.

     Corporate and other expenses increased $2.8 million to $18.9 million, or 2.1% of consolidated net sales, in fiscal 1998 compared to $16.1 million, or 2.4% of consolidated net sales, in fiscal 1997.


Analysis of Non-operating Income Statement Items--Three Years Ended September 30, 1999

FISCAL 1999 COMPARED TO FISCAL 1998

     Interest expense increased $5.3 million, or 24.4%, in fiscal 1999 compared to fiscal 1998. Increased interest expense generally relates to indebtedness incurred in connection with the McNeilus acquisition being outstanding for a full twelve months in fiscal 1999 compared to only seven months in fiscal 1998. Interest expense as a percent of net sales dropped to 2.3% in fiscal 1999 compared  to 2.4% in fiscal 1998 as the  Company  paid down debt  during  fiscal
1999.

     The provision for income taxes in fiscal 1999 was $21.3 million, or 41.8% of pre-tax income, compared to $12.7 million, or 44.2% of pre-tax income, in fiscal 1998. The effective tax rate was adversely impacted by nondeductible goodwill amortization of $5.5 million in fiscal 1999 and $4.2 million in fiscal 1998 related to the acquisitions of McNeilus and Pierce.

     Equity in earnings of an unconsolidated lease financing partnership of $1.5 million in fiscal 1999 included a full twelve months of the Company's share of the after-tax income of the lease financing partnership. Fiscal 1998 equity in earnings of $0.3 million included seven months of operations of the lease financing partnership since its formation in February 1998, which was offset by the Company's share of the write-off of organization costs ($1.5 million pre-tax, $0.9 million after-tax) in accordance with the issuance of a new accounting standard.

     The $0.1 million extraordinary charge in fiscal 1999 and the $1.2 million extraordinary charge in fiscal 1998 related to the write-off of deferred financing costs for that portion of debt prepaid during the respective fiscal year.


FISCAL 1998 COMPARED TO FISCAL 1997

     Interest expense increased $8.8 million to $21.5 million in fiscal 1998 compared to $12.7 million in fiscal 1997 as a result of financing the McNeilus acquisition.

     The provision for income taxes in fiscal 1998 was $12.7 million, or 44.2% of pre-tax income, compared to $6.5 million, or 39.4% of pre-tax income, in fiscal 1997. The effective income tax rate in fiscal 1998 was adversely affected by non-deductible goodwill of $4.2 million related to the acquisitions of Pierce in September 1996 and McNeilus in February 1998. The effective income tax rate in fiscal 1997 was adversely impacted by non-deductible goodwill of $2.6 million related to the acquisition of Pierce in fiscal 1996 and benefited from the reversal of $0.9 million of prior years' provisions for income taxes.

     Equity in earnings of an unconsolidated lease financing partnership of $0.3 million in fiscal 1998 represented the Company's after-tax share of income of the lease financing partnership since its formation in February 1998. These results included the Company's share of the write-off of organization costs ($1.5 million pre-tax, $0.9 million after-tax) incurred by the partnership in fiscal 1998.

     The $1.2 million after-tax extraordinary charge recorded in fiscal 1998 related to the write-off of deferred financing costs for that portion of debt prepaid during the year.

Financial Condition

Fiscal Year Ended September 30, 1999

     During fiscal 1999, cash increased by $1.5 million to $5.1 million at September 30, 1999. Cash provided from operating activities of $39.0 million was used to fund capital expenditures of $13.1 million, reduce indebtedness by $20.3 million (including $15.8 million of debt prepayments) and pay dividends of $4.2 million. Cash provided from operating activities in fiscal 1999 was impacted by a $49.3 million increase in inventory. The increase in inventory is primarily the result of the timing of truck chassis purchases at McNeilus.

     The Company's debt-to-total-capital ratio at September 30, 1999 was 61.5%. In November 1999, the Company completed a secondary offering of 3,795,000 shares of Common Stock at $26.00 per share, before commissions and expenses. Proceeds to the Company from the offering, net of underwriting discounts and commissions, were used to prepay $93.5 million of term debt under the Company's Senior Credit Facility. The Company's pro forma debt-to-total-capital ratio at September 30, 1999, after giving effect to the debt prepayment from proceeds of the Company's November 1999 equity offering, was 39.6%.

Fiscal Year Ended September 30, 1998

     During fiscal 1998, cash decreased by $19.6 million to $3.6 million at September 30, 1998. Cash available at the beginning of the year of $23.2 million, $11.1 million of cash equivalents acquired from McNeilus and cash provided from operating activities of $79.9 million were used primarily to fund $78.0 million of debt repayments (including $25.0 million prior to the acquisition of McNeilus), a $16.3 million reduction of the Company's Revolving Credit Facility, the acquisition of Nova Quintech for $3.6 million, property, plant and equipment additions of $8.6 million and dividends of $4.2 million. The Company borrowed $347.3 million in February 1998, including $225.0 million under a multi-tranche Senior Credit Facility, $100.0 million of Senior Subordinated Notes and $22.3 million under a new $100 million Revolving Credit Facility. The Company used borrowings to refinance outstanding indebtedness of $110.0 million under a previous credit facility and to pay $8.6 million of debt issuance costs. The Company also used borrowings to close the McNeilus transaction for $249.5 million consideration plus $6.0 million in acquisition costs less cash acquired of $37.9 million, $11.1 million of which was temporarily invested at the acquisition date.


Liquidity and Capital Resources

     The Company had approximately $87.0 million of unused availability under the terms of its Revolving Credit Facility as of September 30, 1999. The Company's primary cash requirements include working capital, interest and principal payments on indebtedness, capital expenditures, dividends and, potentially, future acquisitions. The primary sources of cash are expected to be cash flow from operations and borrowings under the Company's Senior Credit Facility. As indicated above, in November 1999 the Company completed the sale of 3,795,000 shares of its Common Stock. Proceeds to the Company from the offering, net of underwriting discounts and commissions, were used to repay $93.5 million of term indebtedness under the Company's Senior Credit Facility. In addition, in November 1999 the Company purchased the manufacturing assets of Kewaunee for approximately $6.2 million in cash plus the assumption of certain liabilities aggregating approximately $2.3 million. See Note 15 to the Notes to Consolidated Financial Statements. The Kewaunee acquisition was financed through borrowings under the Company's Revolving Credit Facility. The effects of the recent transactions are to increase annual dividend requirements (based on the fourth quarter dividend rate and the additional shares outstanding) to $5.7 million. The Senior Credit Facility requires prepayment of indebtedness to the extent of "excess cash flows" as defined in the Senior Credit Agreement. Based upon current and anticipated future operations, management believes that capital resources will be adequate to meet future working capital, debt service and other capital requirements for fiscal 2000, including the working capital requirements associated with the start-up of production under the MTVR contract and the acquisition of Kewaunee.

     The Company's cash flow from operations has fluctuated, and will likely continue to fluctuate, significantly from quarter to quarter due to changes in working capital requirements arising principally from seasonal fluctuations in sales.

     The Company's Senior Credit Facility and Senior Subordinated Notes contain various restrictions and covenants that could potentially limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital or to take advantage of business opportunities. See Note 4 to the Notes to Consolidated Financial Statements.

     The Company's Senior Credit Facility accrues interest at variable rates. The Company presently has no plans to enter into interest rate swap arrangements to limit exposure to future increases in interest rates.

     Capital expenditures are expected to approximate $15 to $17 million annually through fiscal 2001.

Year 2000

     General. The Company commenced a corporate-wide Year 2000 project in 1997 to address issues with respect to the ability of computer programs and embedded computer chips to distinguish between the years 1900 and 2000. The Year 2000 project is complete in all material respects. Material items are those management believes to have a risk involving the safety of individuals, or that may cause damage to property or affect revenues and expenses. Management believes all of the Company's principal enterprise resource planning systems and all other significant information systems are Year 2000 ready.

     Year 2000 Project. The Company's Year 2000 project addressed four principal areas: infrastructure and applications software; company-produced trucks and equipment; process controls and instrumentation; and third-party suppliers and customers. The project phases common to each area included:

     o    development of an inventory of Year 2000 risks;

     o    assignment of priorities to identified risks;

     o    assessment of Year 2000 compliance and impact of noncompliance;

     o    tests to determine whether any upgrade or replacement is required;

     o upgrade or replacement of items that are determined not to be Year 2000 compliant if the impact of noncompliance is material; and

     o design and implementation of contingency and business continuation plans for each organization and facility.

     Infrastructure and Applications Software. As the Company addresses its infrastructure and applications software, it tests and then upgrades or replaces the affected hardware and systems software, as necessary. The Company maintains two enterprise resource planning computer systems at its Oshkosh operations and one system each at its Pierce and McNeilus operations. In May 1999, the Company consolidated its Florida computer operations into Oshkosh's computer operations. The Company installed an upgraded release of software, which is certified by the software vendor as being Year 2000 ready, to its enterprise resource planning system for truck operations in Oshkosh in July 1998. Programming to upgrade the remaining Oshkosh enterprise resource planning system for the parts operations was completed in December 1998. In April 1999, Pierce completed the replacement of all of its hardware and business systems with a new, enterprise resource planning system and related hardware, which are certified by the vendors as being Year 2000 ready. McNeilus installed upgraded releases to its enterprise resource planning systems in August and September 1998 and August 1999. Validation testing of all enterprise resource planning systems to assure that the systems are Year 2000 ready was completed in October 1999.

     Management believes other infrastructure and applications software, including engineering systems, pose lesser risks in the event of Year 2000 noncompliance due to a wider range of less disruptive commercial options available to cure noncompliance. The Company has upgraded or replaced all such significant non-compliant systems.

     Company-Produced Trucks and Equipment. The Company has communicated with suppliers that are critical to the manufacture of our products to verify whether computer chips embedded in our trucks and equipment are Year 2000 ready and has issued service bulletins to customers with respect to the findings. The Company has not identified any material issues with respect to computer chips embedded into our products. Nevertheless, there can be no assurance at this time that our investigation was complete or that material warranty and product liability issues will not develop with respect to this matter. To the extent that the Company's suppliers experience Year 2000 problems and the Company is unable to source alternate suppliers, changes to its products may be necessary to avoid warranty and liability, both as to products already in use and as to products to be shipped in the future.

     Process Controls and Instrumentation. To the Company's knowledge, all of its process controls and instrumentation have been upgraded to be Year 2000 ready, if necessary. It is possible that testing and investigation of process controls and instrumentation was incomplete given the magnitude of this task, but the Company believes that all material equipment and systems will function properly in the year 2000.

     External Parties. The Company has surveyed critical parts and all chassis suppliers to assess the Year 2000 readiness of their products and business systems. The Company's largest suppliers are large public companies and, as such, generally have significant projects completed or underway similar to the Company's Year 2000 project. However, the Company cannot give any assurance that these suppliers or its smaller suppliers will not have Year 2000 issues with their processes or business systems that ultimately could have a material effect on the

Company in spite of those projects. Where suppliers were deemed to pose significant risk to the Company's operations, the Company developed alternate suppliers or contingency plans.

     The Company does not maintain significant computer interfaces with its customers, except with the Department of Defense, where invoices and remittances are sent by electronic data interchange. The Department of Defense is an extremely large organization. Some departments within the Department of Defense that interface with the Company have communicated that they were Year 2000 compliant as of March 31, 1999. However, the Department of Defense has not provided the Company with any assurances that all of its systems will be Year 2000 compliant, or whether Department of Defense computer interfaces with other U.S. government entities will be Year 2000 ready. Should the Department of Defense encounter Year 2000 difficulties, the Company's financial condition, profitability and cash flows could be materially adversely affected. Additionally, the Company's other customers could lose business or otherwise encounter Year 2000 issues that could ultimately affect our financial condition, profitability and cash flows.

     Costs. The total estimated capital costs of the Year 2000 project, which would have been incurred regardless of Year 2000 issues and which have the incidental consequence of Year 2000 readiness, are $9.7 million. Period expenses of the Year 2000 project are $1.0 million. As of September 30, 1999, the Company had expended $9.6 million of these capital costs and $0.9 million of these period expenses. Approximately $9.0 million of the estimated capital costs relate to the replacement of hardware and business systems at Pierce, which was completed in April 1999. None of the Company's other information systems projects have been delayed due to the Year 2000 project.

     Risks. Under the Year 2000 project, as in any project of this magnitude and scope, the risk of underestimating the tasks and difficulties to be encountered exists. Risk also exists in that the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, normal business activities or operations. In part due to the uncertainty of the Year 2000 readiness of third-party suppliers, service providers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's financial condition, profitability and cash flows. The Year 2000 project is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of the Company's material third-party suppliers, service providers and customers. The Company believes that, with the installation of new or upgraded enterprise resource planning systems and completion of the Year 2000 project as scheduled, the possibility of significant interruptions of normal operations should be reduced. In fact, many of the Company's business systems, including sales order, materials planning and purchasing systems, have been properly processing year 2000 transactions for several months. The Company has established contingency plans in the event that any unexpected issues arise when the Year 2000 arrives.

New Accounting Standards

     The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137. Provisions of these standards are required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on the Company's financial condition, profitability or cash flows.

Customers and Backlog

     Sales to the U. S. Department of Defense comprised approximately 19% of the Company's net sales in fiscal 1999. No other single customer accounted for more than 10% of the Company's net sales for this period. A substantial majority of the Company's net sales are derived from customer orders prior to commencing production.

     The Company's backlog at September 30, 1999 was $486.5 million compared to $377.5 million at September 30, 1998. Backlog related to the U. S. Department of Defense increased by $53.4 million to $163.9 million in 1999 compared to 1998, with approximately $46.6 million due to the multi-year MTVR contract awarded in December 1998. Fire and emergency and commercial backlogs increased by $16.6 million to $200.3 million and

$39.0 million to $122.3 million, respectively, at September 30, 1999 compared to amounts at the same date in the prior year. Approximately 94% of the September 30, 1999 backlog is expected to be filled in fiscal 2000.

     Reported backlog excludes purchase options and announced orders for which definitive contracts have not been executed. Additionally, backlog excludes unfunded portions of the U. S. Department of Defense long-term family and MTVR contracts. Backlog information and comparisons thereof as of different dates may not be accurate indicators of future sales or the ratio of the Company's future sales to the U. S. Department of Defense versus its sales to other customers.

Financial Market Risk

     The Company's primary financial market risk exposures consist of interest rate risk from its fixed and variable rate long-term debt and foreign currency risk resulting from multi-unit sales contracts denominated in foreign currencies.

     The Company's interest expense is sensitive to changes in the interest rates in the U.S. and off-shore markets. In this regard, changes in U.S. and off-shore interest rates affect interest payable on the Company's long-term borrowing under its Senior Credit Facility. The Company has not historically utilized derivative securities to fix variable rate interest obligations or to make fixed-rate interest obligations variable. After consideration of the November 1999 prepayment of long-term debt from proceeds of the Company's offering of Common Stock, if short-term interest rates averaged two percent more in fiscal 2000 than in fiscal 1999, the Company's interest expense would increase, and pre-tax income would decrease by approximately $3.3 million. Similarly, if interest rates increased by two percent, the fair value of the Company's $100 million fixed rate, long-term notes at September 30, 1999 would decrease by approximately $12 million. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, but do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to mitigate the Company's exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the foregoing sensitivity analysis assumes no changes in the Company's financial structure other than as noted.

     The Company's operations consist of manufacturing in the U. S. and sales activities in the U. S. and in various foreign jurisdictions. Export sales were less than five percent of overall net sales in fiscal 1999. Generally, the Company attempts to seek payment in U. S. dollars for large multi-unit sales contracts which span several months or years. From time to time, the Company has entered into foreign exchange forward contracts to minimize foreign currency risk in sales contracts denominated in currency other than U. S. dollars. Foreign currency denominated transactions are immaterial to the Company's operations.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Oshkosh Truck Corporation

We have audited the accompanying consolidated balance sheets of Oshkosh Truck Corporation (the "Company") as of September 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.



Milwaukee, Wisconsin                           ERNST & YOUNG LLP
October 23, 1999, except for
  Notes 4 and 15, as to which
  the date is November 24, 1999

                                                OSHKOSH TRUCK CORPORATION

                                            Consolidated Statements of Income
                                                                    Fiscal Year Ended September 30,
                                                                    ------------------------------
                                                                    1999         1998           1997
                                                                    ----         ----           ----
                                                               (In thousands, except per share amounts)

Net sales.................................................       $1,164,954     $902,792       $683,234
Cost of  sales............................................          991,573      776,756        602,237
                                                                 ----------     --------       --------
     Gross income.........................................          173,381      126,036         80,997

Operating expenses:
     Selling, general and administrative..................           85,996       69,001         47,742
     Amortization of goodwill and other intangibles.......           11,172        8,315          4,470
                                                                 ----------     --------       --------
           Total  operating expenses......................           97,168       77,316         52,212
                                                                 ----------     --------       --------

Operating income..........................................           76,213       48,720         28,785

Other income (expense):
    Interest expense......................................          (26,744)     (21,490)       (12,722)
    Interest income.......................................              760        1,326            717
    Miscellaneous, net....................................              730           92           (278)
                                                                 ----------     --------       --------
                                                                    (25,254)     (20,072)       (12,283)
                                                                 ----------     --------       --------
Income before income taxes, equity in earnings of
   unconsolidated partnership and extraordinary item......           50,959       28,648         16,502
Provision for income taxes................................           21,313       12,655          6,496
                                                                 ----------     --------       --------
                                                                     29,646       15,993         10,006
Equity in earnings of unconsolidated partnership, net of
   income taxes of $948 and $167..........................            1,545          260             --
                                                                 ----------     --------       --------
Income before extraordinary item..........................           31,191       16,253         10,006
Extraordinary charge for early retirement of debt, net of
   income tax benefit of $37 and $757.....................              (60)      (1,185)            --
                                                                 ----------     --------       --------
Net income................................................       $   31,131     $ 15,068       $ 10,006
                                                                 ==========     ========       ========

Earnings (loss) per share:
    Income before extraordinary item......................       $     2.45     $   1.29       $   0.78
    Extraordinary item....................................               --        (0.09)            --
                                                                 ----------     --------       --------
    Net income............................................       $     2.45     $   1.20       $   0.78
                                                                 ==========     ========       ========

Earnings (loss) per share assuming dilution:
    Income before extraordinary item......................       $     2.39     $   1.27       $   0.78
    Extraordinary item....................................               --        (0.09)            --
                                                                 ----------     --------       --------
    Net income............................................       $     2.39     $   1.18       $   0.78
                                                                 ==========     ========       ========

                                              See accompanying notes.


                                             OSHKOSH TRUCK CORPORATION

                                            Consolidated Balance Sheets
                                                                                      September 30,
                                                                                      ------------
                                                                                  1999             1998
                                                                                  ----             ----
                                                                               (In thousands, except share
Assets                                                                            and per share amounts)
Current assets:
    Cash and cash equivalents...........................................       $  5,137         $  3,622
    Receivables, net....................................................         93,186           80,982
    Inventories.........................................................        198,446          149,191
    Prepaid expenses....................................................          4,963            3,768
    Deferred income taxes...............................................         14,558           12,281
                                                                               --------         --------
       Total current assets.............................................        316,290          249,844
Investment in unconsolidated partnership................................         12,335           13,496
Other long-term assets..................................................         20,853           14,198
Property, plant and equipment:
    Land................................................................          8,070            7,574
    Buildings...........................................................         66,097           64,566
    Machinery and equipment.............................................         80,430           84,643
                                                                               --------         --------
                                                                                154,597          156,783
    Less accumulated depreciation.......................................        (70,606)         (75,947)
                                                                               --------         --------
       Net property, plant and equipment................................         83,991           80,836
Goodwill and other intangible assets, net...............................        319,821          326,665
                                                                               --------         --------
Total assets............................................................       $753,290         $685,039
                                                                               ========         ========


Liabilities and Shareholders' Equity
Current liabilities:
    Accounts payable....................................................       $ 84,727         $ 65,171
    Floor plan notes payable............................................         26,616           11,645
    Customer advances...................................................         68,364           44,915
    Payroll-related obligations.........................................         24,734           24,124
    Accrued warranty....................................................         14,623           15,887
    Other current liabilities...........................................         48,462           43,498
    Revolving credit facility and current maturities of long-term debt..          5,259            3,467
                                                                               --------         --------
         Total current liabilities......................................        272,785          208,707
Long-term debt..........................................................        255,289          277,337
Deferred income taxes...................................................         44,265           47,832
Other long-term liabilities.............................................         18,071           19,867
Commitments and contingencies..........................................              --               --
Shareholders' equity:
    Preferred Stock, $.01 par value; authorized - 2,000,000 shares;
        none issued and outstanding.....................................             --               --
    Class A Common Stock, $.01 par value; authorized - 1,000,000 shares;
        issued - 425,985 in 1999 and 445,332 in 1998....................              4                4
    Common Stock, $.01 par value; authorized 18,000,000 shares;
        issued - 13,611,044 in 1999 and 13,591,916 in 1998..............            136              136
    Paid-in capital.....................................................         15,997           14,665
    Retained earnings...................................................        157,810          130,959
    Common Stock in treasury, at cost: 1,206,874 shares in 1999 and
        1,406,496 shares in 1998........................................        (11,067)         (12,664)
    Minimum pension liability adjustment................................             --           (1,804)
                                                                               --------         --------
        Total shareholders' equity......................................        162,880          131,296
                                                                               --------         --------
Total liabilities and shareholders' equity..............................       $753,290         $685,039
                                                                               ========         ========

                             See accompanying notes.

                                             OSHKOSH TRUCK CORPORATION

                                  Consolidated Statements of Shareholders' Equity

                                                                                          Cost of      Minimum
                                                                                          Common       Pension
                                                     Common       Paid-In     Retained    Stock in    Liability
                                                     Stock        Capital     Earnings    Treasury    Adjustment      Total
                                                   ---------     ---------    ---------   ---------   ----------    ---------
                                                                  (In thousands, except share and per share amounts)
Balance at September 30, 1996
    as previously reported.......................       $ 93      $ 16,059    $ 114,246   $  (8,796)     $    --    $ 121,602
Three-for-two stock split
    effective August 19, 1999....................         47           (47)          --          --           --           --
                                                        ----      --------    ---------   ---------      -------    ---------
Balance at September 30, 1996....................        140        16,012      114,246      (8,796)          --      121,602
Net income and comprehensive income..............         --            --       10,006          --           --       10,006
Cash dividends:
    Class A Common Stock
        ($.29000 per share)......................         --            --         (177)         --           --         (177)
    Common Stock ($.33333 per share).............         --            --       (3,990)         --           --       (3,990)
Purchase of Common Stock for treasury............         --            --           --      (4,246)          --       (4,246)
Purchase of 1,875,000 stock warrants.............         --        (2,504)          --          --           --       (2,504)
Exercise of stock options........................         --            36           --         173           --          209
                                                        ----      --------    ---------   ---------      -------    ---------
Balance at September 30, 1997....................        140        13,544      120,085     (12,869)          --      120,900
Comprehensive income:
    Net income...................................         --            --       15,068          --           --       15,068
    Minimum pension liability adjustment.........         --            --           --          --       (1,804)      (1,804)
                                                                                                                    ---------
        Comprehensive income.....................                                                                      13,264
Cash dividends:
    Class A Common Stock
        ($.29000 per share)......................         --            --         (153)         --           --         (153)
    Common Stock ($.33333 per share).............         --            --       (4,041)         --           --       (4,041)
Exercise of stock options........................         --           255           --        (217)          --           38
Tax benefit related to stock options exercised...         --           468           --          --           --          468
Issuance of Common Stock under incentive
    compensation plan............................         --           398           --         422           --          820
                                                        ----      --------    ---------   ---------      -------    ---------
Balance at September 30, 1998....................        140        14,665      130,959     (12,664)      (1,804)     131,296
Comprehensive income:
    Net income...................................         --            --       31,131          --           --       31,131
    Minimum pension liability adjustment.........         --            --           --          --        1,804        1,804
                                                                                                         -------
        Comprehensive income.....................                                                                      32,935
Cash dividends:
    Class A Common Stock
        ($.29250 per share)......................         --            --         (125)         --           --         (125)
    Common Stock ($.33625 per share).............         --            --       (4,155)         --           --       (4,155)
Exercise of stock options........................         --          (156)          --       1,597           --        1,441
Tax benefit related to stock options exercised...         --         1,496           --          --           --        1,496
Other............................................         --            (8)          --          --           --           (8)
                                                        ----      --------    ---------   ---------      -------    ---------
Balance at September 30, 1999....................       $140      $ 15,997    $ 157,810   $ (11,067)     $    --    $ 162,880
                                                        ====      ========    =========   =========      =======    =========

                             See accompanying notes.

                                      OSHKOSH TRUCK CORPORATION

                                Consolidated Statements of Cash Flows

                                                                       Fiscal Year Ended September 30,
                                                                       1999         1998         1997
                                                                     --------     --------     --------
                                                                              (In thousands)
Operating activities:
Income before extraordinary item...............................      $ 31,191     $ 16,253     $ 10,006
Provision for impairment of assets.............................            --        5,800           --
Depreciation and amortization..................................        23,157       18,698       14,070
Write-off (gain from sale) of investments......................            --       (3,375)         200
Deferred income taxes..........................................        (3,370)          26       (3,980)
Equity in earnings of unconsolidated partnership...............        (2,493)        (427)          --
(Gain) loss on disposal of property, plant and
      equipment................................................            59          122          (43)
Changes in operating assets and liabilities:
    Receivables, net...........................................       (12,204)      20,900       (4,611)
    Inventories................................................       (49,255)       9,958       29,792
    Prepaid expenses...........................................        (1,195)        (260)         214
    Other......................................................        (2,017)         725        1,578
    Accounts payable...........................................        19,556          956         (958)
    Floor plan notes payable...................................        14,971      (11,377)          --
    Customer advances..........................................        23,449       10,718        2,331
    Payroll-related obligations................................           510        3,480        2,314
    Accrued warranty...........................................        (2,264)      (1,883)       3,378
    Other current liabilities..................................        (1,803)       6,750       10,893
    Other long-term liabilities................................           756        2,877          598
                                                                     --------     --------     --------
        Net cash provided from operating activities............        39,048       79,941       65,782
Investing activities:
Acquisitions of businesses, net of cash acquired...............            --     (221,144)          --
Additions to property, plant and equipment.....................       (13,139)      (8,555)      (6,263)
Proceeds from sale of investments..............................            --        3,375           --
Proceeds from sale of property, plant and equipment............           158        1,524          395
Increase in other long-term assets.............................        (1,503)      (3,817)      (1,532)
                                                                     --------    ---------     --------
      Net cash used for investing activities...................       (14,484)    (228,617)      (7,400)
Net cash used for discontinued operations......................            --       (1,093)      (1,658)
Financing activities:
Net borrowings (repayments) under revolving credit facility....        (1,000)       6,000       (7,882)
Proceeds from issuance of long-term debt.......................            --      325,000           --
Repayment of long-term debt....................................       (19,256)    (188,049)     (15,000)
Debt issuance costs............................................            --       (8,641)          --
Purchase of Common Stock, Common Stock warrants and
    proceeds from exercise of stock options, net...............         1,433           38       (6,541)
Dividends paid.................................................        (4,226)      (4,176)      (4,209)
                                                                     --------     --------     --------
    Net cash provided from (used for) financing
        activities.............................................       (23,049)     130,172      (33,632)
                                                                     --------     --------     --------
Increase (decrease) in cash and cash equivalents...............         1,515      (19,597)      23,092
Cash and cash equivalents at beginning of year.................         3,622       23,219          127
                                                                     --------     --------     --------
Cash and cash equivalents at end of year.......................      $  5,137     $  3,622     $ 23,219
                                                                     ========     ========     ========

Supplemental disclosures:
    Cash paid for interest.....................................      $ 26,142     $ 17,240     $ 12,974
    Cash paid for income taxes.................................        26,859       11,097        2,998

                             See accompanying notes.

                         OSHKOSH TRUCK CORPORATION

                 Notes to Consolidated Financial Statements
                             September 30, 1999
             (In thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies

     Operations -- Oshkosh Truck Corporation and its wholly-owned subsidiaries (the "Company" or "Oshkosh") is a leading manufacturer of a wide variety of heavy duty specialized trucks and truck bodies predominately for the U.S. market. The Company sells its products into three principal truck markets -- commercial, fire and emergency, and defense. The Company's commercial truck business is principally conducted through its wholly-owned subsidiary, McNeilus Companies, Inc. ("McNeilus"). The Company's fire and emergency business is principally conducted through its wholly-owned subsidiary, Pierce Manufacturing Inc. ("Pierce"). The defense business and certain fire and emergency and commercial truck businesses are conducted through the operations of the parent company. McNeilus is one of two general partners in Oshkosh/McNeilus Financial Services Partnership ("OMFSP"), which provides lease financing to the Company's customers. Each of the two general partners have identical participating and protective rights and responsibilities and, accordingly, the Company accounts for its equity interest in OMFSP of 57% at September 30, 1999 and 68% at September 30, 1998, under the equity method.

     Principles of Consolidation and Presentation -- The consolidated financial statements include the accounts of Oshkosh Truck Corporation and all of its wholly-owned subsidiaries and are prepared in conformity with U.S. generally accepted accounting principles. The Company records its interest in OMFSP under the equity method. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated.

     Cash and Cash Equivalents -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents, consisting principally of commercial paper, totaled $2,150 and $785 at September 30, 1999 and 1998, respectively. The cost of these securities, which are considered "available for sale" for financial reporting purposes, approximates fair value at September 30, 1999 and 1998.

     Receivables -- Receivables consist of amounts billed and currently due from customers and unbilled costs and accrued profits related to revenues on long-term contracts that have been recognized for accounting purposes but not yet billed to customers.

     Inventories -- The Company values the majority of its inventories at the lower of cost, computed on the last-in, first-out ("LIFO") method, or market. The remaining inventories are valued at the lower of cost, computed on the first-in, first-out ("FIFO") method, or market.

     Property, Plant and Equipment -- Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using accelerated and straight-line methods. The estimated useful lives range from 10 to 40 years for buildings and improvements and from 4 to 25 years for machinery and equipment.

     Other Long-Term Assets -- Other long-term assets include capitalized software and related costs, which are amortized on a straight-line method over a three-to-ten year period, deferred financing costs, which are amortized using the interest method over the term of the debt, prepaid funding of pension costs, certain investments and deferred charges. Deferred charges include certain engineering and technical support costs incurred in connection with multi-year government contracts. These costs are charged to cost of sales when the related project is billable to the government, or are amortized to cost of sales as base units are delivered under the related contracts.

     Goodwill and Other Intangible Assets -- The cost of goodwill and other intangible assets is amortized on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years.

     Impairment of Long-Lived Assets -- Property, plant and equipment, other long-term assets and goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. See Note 12.

     Floor Plan Notes Payable -- Floor plan notes payable represent liabilities related to the purchase of commercial truck chassis upon which the Company mounts its manufactured refuse bodies and rear-discharge cement mixers and certain fire apparatus. Floor plan notes payable are non-interest bearing for terms ranging from 75 to 150 days and must be repaid upon the sale of the vehicle to a customer. The Company's practice is to repay all floor plan notes for which the non-interest bearing period has expired without sale of the vehicle to a customer.

     Customer Advances -- Customer advances principally represent amounts received in advance of the completion of fire and emergency and commercial vehicles. Most of these advances bear interest at variable rates approximating the prime rate.

     Revenue Recognition -- Sales to commercial and fire and emergency customers are recorded when the goods or services are billable at time of shipment or delivery of the trucks. Sales under fixed-price defense contracts generally are recorded as units are accepted by the U.S. government. Sales and anticipated profits under the Company's Medium Tactical Vehicle Replacement ("MTVR") long-term, fixed-price production contract are recorded on a percentage-of-completion basis, generally using units accepted as the measurement basis for effort accomplished. Estimated contract profits are taken into earnings in proportion to recorded sales. Sales under certain long-term, fixed price defense contracts which, among other things, provide for delivery of minimal quantities or require a significant amount of development effort in relation to total contract value, are recorded upon achievement of performance milestones, or using cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.

     Research and Development and Similar Costs -- Except for certain arrangements described below, research and development costs are generally expensed as incurred and included as part of cost of sales. Research and development costs charged to expense amounted to approximately $10,868, $9,681 and $7,847 during fiscal 1999, 1998 and 1997, respectively. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

     Warranty -- Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. Amounts expensed in fiscal 1999, 1998 and 1997 were $10,508, $9,403 and $9,658, respectively.

     Income Taxes -- Deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities using currently enacted tax rates and laws.

     Financial   Instruments  --  The  carrying  amounts  of  cash  equivalents, receivables, accounts payable and debt approximated fair value as of September 30, 1999 and 1998.

     Concentration of Credit Risk -- Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, trade accounts receivable and leases receivable of OMFSP.

     The Company maintains cash and cash equivalents, and certain other financial instruments, with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

     Concentration of credit risk with respect to trade accounts and leases receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with the U.S. government, with companies in the ready-mix concrete industry and with several large waste haulers in the United States. The Company does not currently foresee a significant credit risk associated with these receivables.

     Derivative Financial Instruments -- The Company may use derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. Forward exchange contracts are designated as qualifying hedges of firm commitments. Gains and losses on these contracts are recognized in income when the hedged transactions occur. At September 30, 1999, the amounts of forward exchange contracts outstanding, as well as the amounts of gains and losses recorded during the year, were not material. The Company does not hold or issue derivative financial instruments for trading purposes.

     Stock-Based Compensation -- The Company measures compensation cost for stock-based compensation plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted those provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which require disclosure of the pro forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

     Environmental Remediation Costs -- The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The accruals are adjusted as further information develops or circumstances change.

     Earnings Per Share -- The following table sets forth the computation of basic and diluted weighted average shares used in the per share calculations:

                                            Fiscal Year Ended September 30,
                                            1999          1998          1997
                                         ----------    ----------    ----------
  Denominator for basic earnings per
      share..........................    12,727,141    12,597,598    12,753,249
  Effect of dilutive options and
      incentive compensation awards..       324,713       161,901        65,874
                                         ----------    ----------    ----------
  Denominator for dilutive earnings
      per share......................    13,051,854    12,759,499    12,819,123
                                         ==========    ==========    ==========

     New Accounting Standards -- Effective October 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 had no impact on the Company's net earnings. Comprehensive income has been included in the Company's Consolidated Statement of Shareholders' Equity and prior period amounts have been reclassified to conform to SFAS No. 130 requirements.

     Effective September 30, 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes the standards for public enterprises to report financial and descriptive information about their operating segments in financial statements for both interim and annual periods and provide disclosures with respect to products and services, geographic areas of operations and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations, financial position or cash flows, but did increase the level of disclosure. See
Note 13.

     Effective September 30, 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of SFAS No. 132 revise employers' disclosures about pension and other postretirement benefit plans. This statement does not change the measurement or recognition of costs associated with these plans. In addition, SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137. Provisions of these standards are required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of SFAS No. 133 will have a significant effect on the results of operations or on the financial position of the Company.

     Reclassifications -- Certain reclassifications have been made to the fiscal 1998 and 1997 financial statements to conform to the 1999 presentation.

     Common Stock Split -- On July 23, 1999, the Board of Directors of the Company authorized a three-for-two split of the Company's common stock in the form of a 50% stock dividend. The stock split was effected on August 19, 1999 for shareholders of record at the close of business on August 5, 1999. All references in the Consolidated Financial Statements and the Notes to Consolidated Financial Statements to number of shares, per share amounts, stock option data and market prices of the Company's stock have been restated to reflect the stock split. In addition, an amount equal to the par value of the shares distributed to effect the stock split has been transferred from paid-in-capital to common stock.

2. Balance Sheet Information

                                                            September 30,
                           Receivables                    1999         1998
             ---------------------------------------   ---------    ---------

             U.S. government:
                 Amounts billed.....................   $  25,573    $  22,197
                 Amounts unbilled...................         243           --
                                                       ---------    --------
                                                          25,816       22,197
             Commercial customers...................      66,999       58,776
             Other..................................       2,575        2,077
                                                       ---------    ---------
                                                          95,390       83,050
             Less allowance for doubtful accounts...      (2,204)      (2,068)
                                                       ---------    ---------
                                                       $  93,186    $  80,982
                                                       =========    =========

     The unbilled amounts represent estimated claims for government-ordered changes which will be invoiced upon completion of negotiations and price adjustment provisions which will be invoiced when they are agreed upon by the government.

                                                            September 30,
                            Inventories                   1999         1998
             ----------------------------------------- ---------    ---------

             Finished products........................ $  59,649    $  27,916
             Partially finished products..............    62,047       52,700
             Raw materials............................    89,417       77,675
                                                       ---------    ---------
             Inventories at FIFO cost.................   211,113      158,291
             Less: Progress payments on U.S.
                     government contracts.............    (2,951)          --
                   Excess of FIFO cost over LIFO cost.    (9,716)      (9,100)
                                                       ---------    ---------
                                                       $ 198,446    $ 149,191
                                                       =========    =========


     Title to all inventories related to government contracts, which provide for progress payments, vests with the government to the extent of unliquidated progress payments. Inventory at September 30, 1999 includes $2,417 of tooling under the Company's MTVR contract.

                                                           September 30,
       Goodwill and Other Intangible Assets           1999              1998
     ------------------------------------------    ----------     -----------
                                 Useful Lives
                               ----------------
     Goodwill                  40 Years........    $ 218,614       $ 212,746
     Distribution network      40 Years........       63,800          63,800
     Non-compete agreements    15 Years........       38,000          38,000
     Other                     5-40 Years......       23,320          24,860
                                                   ---------       ---------
                                                     343,734         339,406
     Less accumulated amortization.............      (23,913)        (12,741)
                                                   ---------       ---------
                                                   $ 319,821       $ 326,665
                                                   =========       =========

     The Company engaged third party business valuation appraisers to determine the fair value of the distribution network in connection with its acquisition of Pierce. The Company believes Pierce maintains the largest North American fire apparatus distribution network and has exclusive contracts with each distributor related to the fire apparatus product offerings manufactured by Pierce. The useful life of the distribution network is based on a historical turnover analysis.

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

     OMFSP manages the contributed assets and liabilities and engages in new vendor lease business providing financing to customers of the Company. OMFSP purchases trucks and concrete batch plants for lease to user-customers. Banks and other financial institutions lend to OMFSP a portion of the purchase price, with recourse solely to OMFSP, secured by a pledge of lease payments due from the user-lessees. Each partner funds one-half of the equity portion of the cost of the new truck and batch plant purchases, and each partner is allocated its proportionate share of OMFSP cash flow and taxable income. Indebtedness of OMFSP is secured by the underlying leases and assets of, and is with recourse to, OMFSP. However, such indebtedness is non-recourse to the Company.

     Summarized financial information of OMFSP as of September 30, 1999 and 1998, the fiscal year ended September 30, 1999 and for the period February 26, 1998 (the date OMFSP was formed) to September 30, 1998, is as follows:

                                                     September 30,
                                                1999               1998
                                                ----               ----
    Cash and cash equivalents............  $     1,383        $     4,584
    Investment in sales type leases, net.      140,912            123,473
    Other assets.........................          278                267
                                           -----------        -----------
                                           $   142,573        $   128,324
                                           ===========        ===========

    Notes payable........................  $   119,156        $   105,473
    Other liabilities....................        1,799              2,944
    Partners' equity.....................       21,618             19,907
                                           -----------        -----------
                                           $   142,573        $   128,324
                                           ===========        ===========

                                                               Period From
                                         Fiscal Year Ended  February 26, 1998 to
                                        September 30, 1999  September 30, 1998
                                        ------------------  ------------------
    Interest income......................  $    11,624        $     6,605
    Net interest income..................        3,499              1,622
    Excess of revenues over expenses.....        3,854                644


     Excess of revenues over expenses in fiscal 1998 includes a $1,466 nonrecurring charge to write off start-up expenses incurred in fiscal 1998 to establish OMFSP (see Note 11).

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

     The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of McNeilus are included in the Company's consolidated statements of income since the date of acquisition. The purchase price, including acquisition costs, was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition and was subsequently adjusted during fiscal 1999. Approximately $60,985 of the purchase price was allocated to intangible assets, including non-competition agreements. The excess of the purchase price over the estimated fair value of net assets acquired amounted to $114,727, which has been accounted for as goodwill.

     Pro forma unaudited consolidated operating results of the Company for the fiscal year ended September 30, 1998, assuming McNeilus had been acquired as of October 1, 1997 is summarized below:



         Net sales......................................         $1,040,986
         Income before extraordinary item...............             18,590
         Net income.....................................             17,405
         Earnings per share:
              Before extraordinary item.................               1.47
              Net income................................               1.38
         Earnings per share assuming dilution:
              Before extraordinary item.................               1.46
              Net income................................               1.36


     These pro forma results have been prepared for informational purposes only and include certain adjustments to depreciation expense related to acquired plant and equipment, amortization expense arising from goodwill and other intangible assets, interest expense on acquisition debt, elimination of certain non-recurring expenses directly attributable to the transaction (including elimination of the write-off of the Company's share of start-up expenses), and the estimated related income tax effects of all such adjustments. These pro forma results do not purport to be indicative of the results of operations which would have resulted had the combination been in effect as of October 1, 1997.

     On December 19, 1997, the Company, through Pierce, acquired certain inventory, machinery and equipment, and intangible assets of Nova Quintech, a division of Nova Bus Corporation ("Nova Quintech") using available cash for $3,563. Nova Quintech was engaged in the manufacture and sale of aerial devices for fire trucks. Approximately $1,849 of the purchase price has been allocated to intangible assets, principally aerial device designs and technology. The Nova Quintech products have been integrated into Pierce's product line and are being manufactured at Pierce. The acquisition was accounted for using the purchase method of accounting, and accordingly, the operating results of Nova Quintech are included in the Company's statements of income since the date of the acquisition. Had the acquisition occurred as of October 1, 1997, there would have been no material pro forma effect on net sales, net income, or earnings per share in fiscal 1998.

4. Revolving Credit Facility and Long-Term Debt

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

     In fiscal 1999 and from February 26, 1998 through September 30, 1998, the Company paid from available cash $19,000 and $53,000, respectively, on the Term Loan Facility, including scheduled payments of $3,216 and $5,625 and prepayments of $15,784 and $47,375, respectively. All prepayments are first applied to the next twelve months mandatory principal payments and then on a pro rata basis to the principal payments due over the remainder of the loans. The outstanding balances as of September 30, 1999 on Term Loan A, Term Loan B, and Term Loan C were $84,000, $34,500, and $34,500, respectively. On November 24, 1999, the
Company prepaid $93,500 of term debt from proceeds of an offering of Common Stock (see Note 15) resulting in remaining outstanding balances of $32,500, $13,500 and $13,500 under Term Loan A, Term Loan B and Term Loan C, respectively. Current maturities of Term Loan A of $13,500 at September 30, 1999 have been included in long-term debt at September 30, 1999 because this obligation was prepaid in connection with the Common Stock offering. After adjustment for prepayments, Term Loan A requires principal payments of $6,915 in fiscal 2001, $8,989 in fiscal 2002, $11,064 in fiscal 2003 and $5,532 in fiscal 2004. Term Loans B and C each require principal payments of $35 per quarter through March 31, 2004 (for Term Loan B) and through March 31, 2005 (for Term Loan C). Any remaining outstanding principal balances on Term Loans B and C are due in quarterly installments through March 31, 2005 and March 31, 2006, respectively.

     At September 30, 1999, borrowings of $5,000 and letters of credit of $7,973 reduced available capacity under the Company's Revolving Credit Facility to $87,027.

     Interest rates on borrowings under the Revolving Credit and Term Loan Facilities are variable and are equal to the "Base Rate" (which is equal to the higher of a bank's reference rate and the federal funds rate plus 0.5%) or the "IBOR Rate" (which is a bank's inter-bank offered rate for U.S. dollars in off-shore markets) plus a margin of 0.50%, 0.50%, 1.00% and 1.25% for Base Rate loans and a margin of 1.75%, 1.75%, 2.25% and 2.50% for IBOR Rate loans under the Revolving Credit Facility, Term Loan A, Term Loan B and Term Loan C, respectively, as of September 30, 1999. The margins are subject to adjustment, up or down, based on whether certain financial criteria are met. The weighted average interest rates on borrowings outstanding at September 30, 1999 were 7.392% on the Revolving Credit Facility and 6.874%, 7.637% and 7.887% for Term Loans A, B and C, respectively.

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

     The Senior Subordinated Notes were issued pursuant to an Indenture dated February 26, 1998 (the "Indenture"), between the Company, the Subsidiary Guarantors (as defined below) and Firstar Trust Company, as trustee. The Indenture contains customary affirmative and negative covenants. The Senior Subordinated Notes are due March 1, 2008 and can be redeemed by the Company for a premium after March 1, 2003. In addition to the Company, certain of the Company's subsidiaries, including Pierce Manufacturing Inc., Summit Performance Systems, Inc., McNeilus Companies, Inc., McNeilus Truck & Manufacturing, Inc., Iowa Contract Fabricators, Inc., McIntire Fabricators, Inc., Kensett Fabricators, Inc. and McNeilus Financial, Inc. (collectively, the "Subsidiary Guarantors") fully, unconditionally, jointly and severally guarantee the Company's obligations under the Senior Subordinated Notes (see Note 14).

     McNeilus has unsecured notes payable to several of its former shareholders aggregating $2,548 at September 30, 1999 and $2,804 at September 30, 1998. Interest rates on these notes range from 5.7% to 8.0% with annual principal and interest payments ranging from $20 to $155 with maturities through October 2033.

     The aggregate annual maturities of long-term debt for the five years succeeding September 30, 1999, as adjusted to reflect the prepayment of debt from proceeds of the Common Stock offering are as follows: 2000 -- $259; 2001 -- $7,429; 2002 -- $9,507; 2003 -- $11,567; and 2004 -- $12,448.

5. Income Taxes
                                                Fiscal Year Ended September 30,
                                                  1999       1998       1997
                                                --------   --------   --------
     Income Tax Provision (Credit)
     Current:
         Federal..............................  $ 22,654   $ 10,555   $  8,610
         State................................     2,029      2,074      1,866
                                                --------   --------   --------
            Total current.....................    24,683     12,629     10,476
     Deferred:
         Federal..............................    (2,882)        35     (3,645)
         State................................      (488)        (9)      (335)
                                                --------   --------   --------
            Total deferred....................    (3,370)        26     (3,980)
                                                --------   --------   --------
                                                $ 21,313   $ 12,655   $  6,496
                                                ========   ========   ========

                                                Fiscal Year Ended September 30,
                                                  1999       1998       1997
                                                --------   --------   --------
     Effective Rate Reconciliation
     U.S. federal tax rate...................      35.0%      35.0%      35.0%
     State income taxes, net.................       2.9        4.9        6.0
     Reduction of prior years' excess tax
     provisions..............................        --         --       (5.5)
     Foreign sales corporation...............      (0.5)      (1.5)      (1.5)
     Goodwill amortization...................       3.8        5.1        5.4
     Other, net..............................       0.6        0.7         --
                                                 ------     ------     ------
                                                   41.8%      44.2%      39.4%
                                                 ======     ======     ======

                                                              September 30,
                                                            1999       1998
                                                        ---------   ---------
     Deferred Tax Assets and Liabilities
     Deferred tax assets:
         Other current liabilities..................... $  10,946   $   6,284
         Postretirement benefit obligations............     7,990       4,219
         Accrued warranty..............................     6,597       8,625
         Payroll-related obligations...................     2,700       3,177
         Other.........................................     1,820       1,355
                                                        ---------   ---------
             Total deferred tax assets.................    30,053      23,660
     Deferred tax liabilities:
         Intangible assets.............................    31,061      31,498
         Investment in unconsolidated partnership......    13,301      16,496
         Property, plant and equipment.................     7,974       7,288
         Inventories...................................     6,211       3,038
         Other.........................................     1,213         891
                                                        ---------   ---------
             Total deferred tax liabilities............    59,760      59,211
                                                        ---------   ---------
             Net deferred tax liability................ $ (29,707)  $ (35,551)
                                                        =========   =========

The Company has not recorded a valuation allowance with respect to any deferred tax assets.

6. Employee Benefit Plans

     The Company and certain of its subsidiaries sponsor multiple defined benefit pension plans and a postretirement benefit plan covering certain Oshkosh and Pierce employees and certain Oshkosh retirees and their spouses, respectively. The pension plans provide benefits based on compensation, years of service and date of birth. The postretirement benefit plan provides health benefits based on years of service and date of birth. The Company's policy is to fund the pension plans in amounts that comply with contribution limits imposed by law. Requirements of the Company's postretirement benefit plan are funded as benefit payments are made.

                                                                           Pension Benefits       Postretirement Benefits
                                                                          1999          1998         1999         1998
                                                                       ---------     ---------    ---------    ---------
     Change in benefit obligation
         Benefit obligation at October 1..........................     $  41,860     $  34,787    $  10,071    $   8,997
         Service cost.............................................         1,828         1,744          461          397
         Interest cost............................................         2,853         2,751          708          676
         Actuarial losses (gains).................................        (3,402)        3,755       (2,207)         273
         Benefits paid by the Company.............................            --            --         (289)        (272)
                                                                                                           -
         Benefits paid from plan assets...........................        (1,323)       (1,177)          --           --
                                                                       ---------     ----------   ---------    ---------
         Benefit obligation at September 30.......................     $  41,816     $  41,860    $   8,744    $  10,071
                                                                       =========     =========    =========    =========

     Change in plan assets
         Fair value of plan assets at October 1...................     $  37,769     $  34,787    $      --    $      --
         Actual return on plan assets.............................         8,231         3,122           --           --
         Company contributions....................................         1,276         1,037          289          272
         Benefits paid from plan assets...........................        (1,323)       (1,177)          --           --
         Benefits paid by the Company.............................            --            --         (289)        (272)
                                                                       ---------     ---------    ---------    ---------
         Fair value of plan assets at September 30................     $  45,953     $  37,769    $      --    $      --
                                                                       =========     =========    =========    =========

         Funded status of plan - over (under) funded..............     $   4,137     $  (4,091)   $  (8,744)   $ (10,071)
         Unrecognized net actuarial losses (gains)................        (2,299)        6,040       (3,071)        (864)
         Unrecognized transition asset............................          (459)         (527)          --           --
         Unamortized prior service cost...........................         1,783         1,914           --           --
         Adjustment to recognize minimum pension liability........            --        (4,835)          --           --
                                                                       ---------     ---------    ---------    ---------
                                                                           3,162        (1,499)     (11,815)     (10,935)
         Prepaid benefit cost.....................................         3,162         1,107           --           --
                                                                       ---------     ---------    ---------    ---------
         Accrued benefit cost.....................................     $      --     $  (2,606)   $ (11,815)   $ (10,935)
                                                                       =========     =========    =========    =========

     Weighted-average assumptions as of September 30
         Discount rate............................................         7.75%         7.25%        7.75%        7.25%
         Expected return on plan assets...........................         9.25          9.25          n/a          n/a
         Rate of compensation increase............................         4.50          4.50          n/a          n/a

                                                                Pension Benefits                    Postretirement Benefits
                                                        Fiscal Year Ended September 30,         Fiscal Year Ended September 30,
                                                        1999         1998          1997         1999         1998         1997
                                                     ---------    ---------     ---------    ---------    ---------    ---------
     Components of net periodic benefit cost
         Service cost............................    $   1,828    $   1,744     $   1,387    $     461    $     397    $     366
         Interest cost...........................        2,853        2,751         2,439          708          676          613
         Expected return on plan assets..........       (3,450)      (3,185)       (2,807)          --           --           --
         Amortization of prior service cost......          131          131            86           --           --           --
         Amortization of transition asset........          (67)         (67)          (67)          --           --           --
         Amortization of net actuarial
           (gains)/losses........................          155          193           122           --          (13)         (32)
                                                     ---------    ---------     ---------    ---------    ----------   ---------
         Net periodic benefit cost...............    $   1,450    $   1,567     $   1,160    $   1,169    $   1,060    $     947
                                                     =========    =========     =========    =========    =========    =========

     Generally accepted accounting principles require the recognition of a minimum pension liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets ($2,606 at September 30, 1998) and recognition of an intangible asset to the extent of unrecognized past service cost ($1,878 at September 30, 1998). These amounts are included in other long-term liabilities and intangible assets, respectively, at September 30, 1998. An adjustment of $1,804 has been recorded as a charge to other comprehensive income in fiscal 1998 to recognize the minimum liability of $4,835, net of both the intangible asset recorded of $1,878 and the related income tax benefit of $1,153.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.4% in fiscal 1999, declining to 5.5% in fiscal 2008. If the health care cost trend rate was increased by 1%, the postretirement benefit obligation at September 30, 1999 would increase by $659 and net periodic postretirement benefit cost for fiscal 1999 would increase by $136.

     The Company has defined contribution 401(k) plans covering substantially all employees. The plans allow employees to defer 2% to 19% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive Company matching contributions. Amounts expensed for Company matching contributions  were  $1,684,  $1,345 and $825,  in fiscal  1999,  1998 and 1997, respectively.

7. Shareholders' Equity

     On February 1, 1999, the Board of Directors of the Company adopted a shareholder rights plan and declared a rights dividend of two-thirds of one Preferred Share Purchase Right ("Right") for each share of Common Stock and 40/69 of one Right for each share of Class A Common Stock outstanding on February 8, 1999, and provided that two-thirds of one Right and 40/69 of one Right would be issued with each share of Common Stock and Class A Common Stock, respectively, thereafter issued. The Rights are exercisable only if a person or group acquires 15% or more of the Common Stock and Class A Common Stock or announces a tender offer for 15% or more of the Common Stock and Class A Common Stock. Each Right entitles the holder thereof to purchase from the Company one one-hundredth share of the Company's Series A Junior Participating Preferred Stock at an initial exercise price of $145 per one one-hundredth of a share (subject to adjustment), or, upon the occurrence of certain events, Common Stock or common stock of an acquiring company having a market value equivalent to two times the exercise price. Subject to certain conditions, the Rights are redeemable by the Board of Directors for $.01 per Right and are exchangeable for shares of Common Stock. The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%. The Rights have no voting power and initially expire on February 1, 2009.

     On May 2, 1997, the Company and Freightliner Corporation ("Freightliner") formally terminated a strategic alliance formed on June 2, 1995. The Company repurchased from Freightliner 525,000 shares of its Common Stock and 1,875,000 warrants for the purchase of additional shares of Common Stock for a total of $6,750.

     The Company has a stock restriction agreement with two shareholders owning the majority of the Company's Class A Common Stock. The agreement is intended to allow for an orderly transition of Class A Common Stock into Common Stock. The agreement provides that at the time of death or incapacity of the survivor of them, the two shareholders will exchange all of their Class A Common Stock for Common Stock. At that time, or at such earlier time as there are no more than 225,000 shares of Class A Common Stock issued and outstanding, the Company's Articles of Incorporation provide for a mandatory conversion of all Class A Common Stock into Common Stock.

     Each share of Class A Common Stock is convertible into Common Stock on a one-for-one basis. During fiscal 1999, 19,347 shares of Class A Common Stock were converted into Common Stock. As of September 30, 1999, 425,985 shares of Common Stock are reserved for the conversion of Class A Common Stock. In July 1995, the Company authorized the buyback of up to 1,500,000 shares of the Company's Common Stock. As of September 30, 1999 and 1998, the Company had purchased 692,302 shares of its Common Stock at an aggregate cost of $6,551.

     Dividends are required to be paid on both the Class A Common Stock and Common Stock at any time that dividends are paid on either. Each share of Common Stock is entitled to receive 115% of any dividend paid on each share of Class A Common Stock, rounded up or down to the nearest $0.0025 per share. Agreements governing the Company's Senior Credit Facility and Senior Subordinated Notes restrict the Company's ability to pay dividends. Under these agreements, the Company generally may pay dividends in an amount not to exceed $5,000 plus 5% of net income.

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

     The Common Stock shareholders are entitled to receive a liquidation preference of $5.00 per share before any payment or distribution to holders of the Class A Common Stock. Thereafter, holders of the Class A Common Stock are entitled to receive $5.00 per share before any further payment or distribution to holders of the Common Stock. Thereafter, holders of the Class A Common Stock and Common Stock share on a pro rata basis in all payments or distributions upon liquidation, dissolution or winding up of the Company.

8. Stock Option Plan

     The Company has reserved 1,288,630 shares of Common Stock at September 30, 1999 to provide for the exercise of outstanding stock options and the issuance of Common Stock under incentive compensation awards and 425,985 shares of Common Stock at September 30, 1999 to provide for conversion of Class A Common Stock to Common Stock. Under the 1990 Incentive Stock Plan for Key Employees (the "Plan"), officers, other key employees and directors may be granted options to purchase up to an aggregate of 1,875,000 shares of the Company's Common Stock at not less than the fair market value of such shares on the date of grant. Participants may also be awarded grants of restricted stock under the Plan. The Plan expires on September 21, 2008. Options become exercisable ratably on the first, second, and third anniversary of the date of grant. Options to purchase shares expire not later than ten years and one month after the grant of the option.

    The following table summarizes the transactions under the Plan for the three-year period ended September 30, 1999.

                                                   Number of   Weighted-Average
                                                    Options     Exercise Price
     Unexercised options outstanding
        September 30, 1996.......................    691,203        $  7.42
          Options granted........................      7,500           8.00
          Options exercised......................    (30,496)          6.89
          Options forfeited......................    (11,355)          8.64
                                                   ---------
     Unexercised options outstanding
        September 30, 1997.......................    656,852           7.43
          Options granted........................    621,000          13.57
          Options exercised......................   (208,800)          7.00
          Options forfeited......................     (1,500)          9.25
                                                   ---------
     Unexercised options outstanding
        September 30, 1998.......................  1,067,552          11.08
          Options granted........................    210,500          29.89
          Options exercised......................   (199,622)          7.22
          Options forfeited......................     (1,875)         10.43
                                                   ---------
     Unexercised options outstanding
        September 30, 1999.......................  1,076,555        $ 15.47
                                                   =========        =======

 Price range $5.25-- $11.17 (weighted-average
   contractual life of  6.3 years)...............    402,555        $  9.20
 Price range $12.75-- $15.75 (weighted-average
   contractual life of 8.8 years)................    463,500          14.38
 Price range $25.17-- $30.50 (weighted-average
   contractual life of 10.0 years)...............    210,500          29.89
 Exercisable options at September 30, 1999.......    452,169          10.53
 Shares available for grant at
   September 30, 1999............................    212,075


     As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" in accounting for the Plan. Under APB No. 25, the Company does not recognize compensation expense on the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

     As  required by SFAS No. 123,  the  Company  has  determined  the pro forma information as if the Company had accounted for stock options granted since September 30, 1995 under the fair value method of SFAS No. 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions: risk-free interest rates of 4.70% and 5.96% in 1999, 5.87%, 5.44% and 4.62% in 1998, and 6.27% in 1997; dividend yield of 1.34% and 1.10% in 1999,
2.99%, 2.61% and 2.12% in 1998, and 4.17% in 1997; expected common stock market price volatility factor of .335 in 1999, .308 in 1998 and .305 in 1997; and a weighted-average expected life of the options of six years. The weighted-average fair value of options granted in 1999, 1998 and 1997 was $11.57, $4.07 and $2.05 per share, respectively. The pro forma effect of these options on net earnings and earnings per share was not material. These pro forma calculations only include the effects of 1999, 1998 and 1997 grants. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

9. Operating Leases and Related Party Transactions

     Total rental expense for plant and equipment charged to operations under noncancelable operating leases was $937, $1,114 and $886 in fiscal 1999, 1998 and 1997, respectively. Minimum rental payments due under operating leases for subsequent fiscal years are: 2000 -- $1,045; 2001 -- $748; 2002 -- $500; 2003 --
$313; and 2004 -- $223.

     Included in rental expense are charges of $128 in both fiscal 1998 and 1997, relating to a building lease between the Company and certain shareholders. In September 1998, the Company purchased the building, which had been leased from such shareholders, for $773. The purchase price was based on the average of two independent appraisals.

10. Contingencies, Significant Estimates and Concentrations

     The Company was engaged in litigation against Super Steel Products Corporation ("SSPC"), the Company's former supplier of mixer systems for front discharge concrete mixer trucks under a long-term supply contract. SSPC sued the Company in state court claiming that the Company breached the contract. The Company counterclaimed for repudiation of contract. On July 26, 1996, a jury returned a verdict for SSPC awarding damages totaling $4,485. On October 10, 1996, the state court judge overturned the verdict against the Company, granted judgment for the Company on its counterclaim, and ordered a new trial for damages on the Company's counterclaim. Both SSPC and the Company appealed the state court judge's decision. On December 8, 1998, the Wisconsin Court of Appeals ordered a state court judge to reinstate the jury verdict against the Company awarding damages totaling $4,485 plus interest to SSPC. On April 6, 1999, the Company's petition for review of this decision by the Wisconsin Supreme Court was denied. On April 12, 1999, the Company petitioned the state court judge to act on the Company's previous motion for a retrial. This petition was denied on June 18, 1999 and the state court judge directed that judgment be entered. In lieu of further appeals, the Company paid $5.75 million on July 27, 1999 in final settlement of the matter.

     McNeilus is a defendant in litigation, which was commenced in 1993 prior to the acquisition of McNeilus by the Company, in the U.S. District Court for the Northern District of Alabama. The litigation, which was brought by The Heil Co. ("Heil"), a McNeilus competitor, seeks damages and claims that McNeilus infringed certain aspects of its patent for refuse packer design. The patent referenced in the matter was allowed by Heil to lapse in 1995. The Company has denied infringement and asserted that the patent is invalid, both on the basis of prior art and on a defective application. A trial is scheduled in early calendar 2000. The Company is vigorously contesting the claims and has established a reserve for litigation and defense costs.

     The Company was engaged in the arbitration of certain disputes between the Oshkosh Florida Division and O.V. Containers, Inc., ("OV") which arose out of the performance of a contract to deliver 690 trailers. The Company contested warranty and other claims made against it, and reached a settlement in June 1998, which included payment by the Company of $1,000 to OV.

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

     As to one such Superfund site, Pierce is one of 431 PRPs participating in the costs of addressing the site and has been assigned an allocation share of approximately 0.04%. Currently, a report of the remedial investigation/feasibility study is being completed, and as such, an estimate for the total cost of the remediation of this site has not been made to date. However, based on estimates and the assigned allocations, the Company believes its liability at the site will not be material and its share is adequately covered through reserves established by the Company at September 30, 1999. Actual liability could vary based on results of the study, the resources of other PRPs, and the Company's final share of liability.

     The Company is addressing a regional trichloroethylene ("TCE") groundwater plume on the south side of Oshkosh, Wisconsin. The Company believes there may be multiple sources in the area. TCE was detected at the Company's North Plant facility with testing showing the highest concentrations in a monitoring well located on the upgradient property line. Because the investigation process is still ongoing, it is not possible for the Company to estimate its long-term total liability associated with this issue at this time. Also, as part of the regional TCE groundwater investigation, the Company conducted a groundwater investigation of a former landfill located on Company property. The landfill, acquired by the Company in 1972, is approximately 2.0 acres in size and is believed to have been used for the disposal of household waste. Based on the investigation, the Company does not believe the landfill is one of the sources of the TCE contamination. Based upon current knowledge, the Company believes its liability associated with the TCE issue will not be material and is adequately covered through reserves established by the Company at September 30, 1999. However, this may change as investigations proceed by the Company, other unrelated property owners, and the government.

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

     The Company has guaranteed certain customers' obligations under deferred payment contracts and lease purchase agreements totaling approximately $1,000 at September 30, 1999. The Company is also contingently liable under bid, performance and specialty bonds totaling approximately $118,238 and open standby letters of credit issued by the Company's bank in favor of third parties totaling $7,973 at September 30, 1999.

     Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. As of September 30, 1999 and 1998, the Company has accrued $14,623 and $15,887 for warranty claims. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the Company's historical experience. During fiscal 1998 and 1997, the Company recorded warranty and other related costs for matters beyond the Company's historical experience totaling $3,200 and $3,770, respectively. The additional charges in fiscal 1998 and 1997 principally related to a dispute with or involving the Company's former trailer manufacturing operations, which was settled in fiscal 1998 (see above), and secondarily to repair certain matters related to refuse and front-discharge chassis. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

     The Company subcontracted production under an $85,000 ISO-Compatible Palletized Flatracks ("IPF") contract for the U.S. Army to Steeltech Manufacturing, Inc. ("Steeltech"), a minority-owned firm, pursuant to Department of Defense regulations under the IPF contract. Due to financial difficulties encountered by Steeltech, the Company advanced working capital requirements to Steeltech. As a result of delays in the start-up of full-scale production under the IPF contract, the Company wrote off certain of its advances and an investment in Steeltech totaling $3,300 in prior years. Such charges were determined based on the amount of advances that were deemed to be unrealizable based on a projection of Steeltech's cash flows through completion of the IPF contract. Steeltech's IPF production was completed in July 1998. The Company also wrote off an investment of $900 in a joint venture, which leases equipment to Steeltech, and accrued $1,084 for the satisfaction of a guarantee of 50% of the outstanding indebtedness of the joint venture which was paid in full in fiscal 1999. Such charges were based on a projection of Steeltech's cash flows, which indicated that Steeltech could not sustain its lease payments to the joint venture, and because the Company believed that there was not a market for the sale of the leased equipment. Given the completion of the IPF contract, and Steeltech's filing for bankruptcy under Chapter 7 of the U.S. Bankruptcy code in October 1999, the Company is attempting to dispose of its investment in the joint venture. The Company believes that it is adequately reserved at September 30, 1999, for any matters relating to the disposition of such investment.

     The Company derives a significant portion of its revenue from the U.S. Department of Defense, as follows:

                                             Fiscal Year Ended September 30,
                                               1999         1998        1997
                                           ----------    ---------   ---------
     Defense:
          U.S. Department of Defense....   $  218,017    $ 248,577   $ 272,042
          Export........................        4,518          452      16,584
                                           ----------    ---------   ---------
                                              222,535      249,029     288,626
     Commercial and Fire and Emergency:
          Domestic......................      895,377      619,170     373,946
          Export........................       47,042       34,593      20,662
                                           ----------    ---------   ---------
                                              942,419      653,763     394,608
                                           ----------    ---------   ---------
     Net sales..........................   $1,164,954    $ 902,792   $ 683,234
                                           ==========    =========   =========

     U.S. Department of Defense sales include $180, $10,437 and $17,723 in fiscal 1999, 1998 and 1997, respectively, for products sold internationally under the Foreign Military Sales ("FMS") Program.

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

11. Unaudited Quarterly Results

                                    Fiscal Year Ended September 30, 1999                 Fiscal Year Ended September 30, 1998
                              --------------------------------------------------  --------------------------------------------------
                              4th Quarter  3rd Quarter  2nd Quarter  1st Quarter  4th Quarter  3rd Quarter  2nd Quarter  1st Quarter
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net sales................     $ 313,906    $ 329,821    $ 298,534    $ 222,693    $ 243,051    $ 290,104    $ 217,836    $ 151,801
Gross income.............        48,461       48,292       44,520       32,108       38,925       39,579       27,534       19,998
Income before
  extraordinary item.....        10,185       10,545        6,549        3,912        4,952        5,000        3,161        3,140
Extraordinary item.......           (60)          --           --           --           --         (450)        (735)          --
Net income...............        10,125       10,545        6,549        3,912        4,952        4,550        2,426        3,140
Earnings per share:
   Income before
      extraordinary item.     $     .79    $     .83     $    .51    $     .31    $     .39    $     .39    $     .25    $     .25
   Extraordinary item....            --           --           --           --           --         (.03)        (.06)         --
   Net income............           .79          .83          .51          .31          .39          .36          .19          .25
Earnings per share assuming
   dilution:
     Income before
        extraordinary item          .77          .81          .50          .30          .39          .38          .25          .25
     Extraordinary item..            --           --           --           --           --         (.03)        (.06)         --
     Net income..........           .77          .81          .50          .30          .39          .35          .19          .25
Dividends per share:
   Class A Common Stock..     $ 0.07500    $ 0.07250     $0.07250    $ 0.07250    $ 0.07250    $ 0.07250    $ 0.07250    $ 0.07250
   Common Stock..........       0.08625      0.08333      0.08333      0.08333      0.08333      0.08333      0.08333      0.08333


     For the fourth quarter of fiscal 1998, continuing operations includes, on a pre-tax basis, a $3,865 non-cash charge related to an impairment loss for the Company's Florida manufacturing facilities, a $1,935 non-cash charge related to an impairment loss on the Company's Summit brand mixer system technology intangible asset, and a $3,375 cash gain from the sale of an interest in a Mexican bus manufacturer (see Note 12).

     In the second quarter of fiscal 1998, OMFSP, which the Company accounts for using the equity method, incurred and expensed approximately $1,466 of costs ($895 net of income taxes) related to the organization of the partnership. The charge has been included in the consolidated statements of income under the caption "Equity in earnings of unconsolidated partnership, net of income taxes."

12. Impairment Losses and Gain on Sale of Affiliate

     Following the acquisition of McNeilus and after conducting an internal study to determine how to integrate the concrete mixer businesses of the Company and McNeilus, the Company revised its plans regarding the use of the Company's Florida manufacturing facility and of previously acquired concrete mixer technology. The Florida manufacturing facility was originally acquired in connection with the Company's acquisition of assets and the business of a manufacturer of truck trailers in fiscal 1991. In 1996, the Company exited the manufacture of truck trailers but retained the Florida facility to manufacture products for the U.S. military and the Company's Summit brand of rear-discharge cement mixers. During the fourth quarter of fiscal 1998, following the completion of the internal study, management determined that all of the Company's U.S. requirements for rear-discharge concrete mixers would be sourced through the McNeilus manufacturing facilities due to the quality of the McNeilus brand and the efficient manufacturing processes at its facilities. In the fourth quarter of fiscal 1998, the Company further decided to begin to consolidate all its U.S. defense-related manufacturing in its Oshkosh, Wisconsin facility due to available capacity in Oshkosh and the ability to improve management of defense programs from this facility. As a result, management determined that Oshkosh's Florida facility and the Summit intangible asset may be impaired. Management estimated the projected undiscounted future cash flows from the Florida facility and the acquired concrete mixer technology and determined that such cash flows were less than the carrying value of the assets. Accordingly, pre-tax impairment losses of $3,865 and $1,935 included in selling, general and administrative expenses of corporate and the commerical segment, respectively, were recognized in fiscal 1998 based on the excess of their carrying values over the fair values of the assets. The fair value of the Florida facility was based on a third party appraisal. The fair value of the mixer intangible asset was determined based on the absence of future cash flows.

     In previous years, the Company wrote off (as a charge to selling, general and administrative expense) its $3,025 equity investment in a Mexican bus manufacturer due to prolonged weakness in the Mexican economy and continuing high losses and high leverage reported by the Mexican affiliate. Also, in previous years, the Company wrote off a $200 equity investment in Steeltech and a $900 investment in a joint venture which leases equipment to Steeltech (see
Note 10). In September 1998, the Company sold its 5.0% ownership interest in the Mexican bus manufacturer and recorded a pre-tax gain of $3,375. This gain was recorded as a reduction of selling, general and administrative expense in fiscal 1998.

13. Business Segment Information

     The Company is organized into three reportable segments based on the internal organization used by management for making operating decisions and measuring performance. The Company's six operating units have been aggregated into the three reportable segments of commercial, fire and emergency, and defense based on similar customers served and similar economic results attained.

     Commercial: This segment consists of two operating units--McNeilus and the commercial division of Oshkosh. These units manufacture, market and distribute concrete mixer systems, refuse truck bodies, portable concrete batch plants and truck components. Sales are made to commercial and municipal customers in the U.S. and abroad.

     Fire and emergency: This segment consists of three operating units--Pierce and the aircraft, rescue and firefighting ("ARFF") and snow removal divisions of Oshkosh. These units manufacture and market commercial and custom fire trucks and emergency vehicles primarily for fire departments, airports and other governmental units in the U.S. and abroad.

     Defense: This segment consists of one operating unit (a division of Oshkosh), which manufactures heavy- and medium-payload tactical trucks and supply parts for the U.S. military and to other militaries around the world.

     The Company evaluates performance and allocates resources based on profit or loss from segment operations before interest income and expense, income taxes and non-recurring items. Intersegment sales are not significant. The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements.

     Summarized financial information concerning the Company's reportable segments is shown in the following table. The caption "Corporate and other" includes corporate related items, results of insignificant operations, intersegment eliminations and income and expense not allocated to reportable segments.

     Selected financial data by business segment is as follows:

                                                                               Fiscal Year Ended September 30,
                                                                    1999                     1998                    1997
                                                                    ----                     ----                    ----
Net sales to unaffiliated customers:
    Commercial.......................................           $    607,678              $    354,165           $    107,944
    Fire and emergency...............................                336,241                   301,181                292,382
    Defense..........................................                222,535                   247,956                282,826
    Corporate and other..............................                 (1,500)                     (510)                    82
                                                                ------------              ------------           ------------
        Consolidated.................................           $  1,164,954              $    902,792           $    683,234
                                                                ============              ============           ============

Operating income (loss):
    Commercial.......................................           $     48,995              $     19,317           $     (3,742)
    Fire and emergency...............................                 26,758                    25,581                 28,480
    Defense..........................................                 22,878                    22,680                 20,155
    Corporate and other..............................                (22,418)                  (18,858)               (16,108)
                                                                ------------              ------------           ------------
        Consolidated operating income................                 76,213                    48,720                 28,785
    Net interest expense.............................                (25,984)                  (20,164)               (12,005)
    Miscellaneous other..............................                    730                        92                   (278)
                                                                ------------              ------------           -------------
    Income before income taxes, equity in earnings of
        unconsolidated partnership and extraordinary
        item.........................................           $     50,959              $     28,648           $     16,502
                                                                ============              ============           ============


                                                                               Fiscal Year Ended September 30,
                                                                    1999                     1998                    1997
                                                                    ----                     ----                    ----
Depreciation and amortization:
    Commercial.......................................            $   10,949               $    7,273              $     2,612
    Fire and emergency...............................                 8,156                    7,286                    7,030
    Defense..........................................                 2,810                    3,271                    4,210
    Corporate and other..............................                 1,242                      868                      218
                                                                 ----------               ----------              -----------
        Consolidated.................................            $   23,157               $   18,698              $    14,070
                                                                 ==========               ==========              ===========

Capital expenditures:
    Commercial.......................................            $    8,119               $    2,082              $       963
    Fire and emergency...............................                 2,931                    4,923                    3,747
    Defense..........................................                 2,089                    1,550                    1,553
                                                                 ----------               ----------              -----------
        Consolidated.................................            $   13,139               $    8,555              $     6,263
                                                                 ==========               ==========              ===========
                                                                                        September 30,
                                                                    1999                     1998                    1997
                                                                    ----                     ----                    ----
Identifiable assets(a):
    Commercial (b)...................................            $  381,199               $  329,036              $    38,536
    Fire and emergency...............................               276,692                  273,188                  252,167
    Defense..........................................                85,796                   73,917                  105,188
    Corporate and other..............................                 9,603                    8,898                   24,503
                                                                 ----------               ----------              -----------
        Consolidated.................................            $  753,290               $  685,039              $   420,394
                                                                 ==========               ==========              ===========

(a)The Company has no significant long-lived assets in foreign countries.
(b)Includes investment in unconsolidated partnership.

    The following table presents net sales by geographic region based on product shipment destination.

                                                                               Fiscal Year Ended September 30,
                                                                    1999                     1998                    1997
                                                                    ----                     ----                    ----
Net sales:
    United States........................................       $1,113,214                  $857,310                 $628,265
    Other North America..................................            7,822                     4,678                      688
    Middle East..........................................           21,713                    16,889                   22,836
    Other................................................           22,205                    23,915                   31,445
                                                               -----------                 ---------                ---------
        Consolidated.....................................       $1,164,954                  $902,792                 $683,234
                                                                ==========                  ========                 ========

14. Subsidiary Guarantors

      The following tables present condensed consolidating financial information for fiscal 1999 and 1998 for: (a) the Company; (b) on a combined basis, the guarantors of the Senior Subordinated Notes, which include all of the wholly-owned subsidiaries of the Company ("Subsidiary Guarantors") other than McNeilus Financial Services, Inc., Oshkosh/McNeilus Financial Services, Inc., Pierce Western Refurbishment Center, Inc. and Nation's Casualty Insurance, Inc., which are the only non-guarantor subsidiaries of the Company ("Non-Guarantor Subsidiaries"); and (c) on a combined basis, the Non-Guarantor Subsidiaries. Condensed consolidating financial information has not been presented for any period prior to fiscal 1998 because no Non-Guarantor Subsidiaries existed prior to the issuance of the Senior Subordinated Notes on February 26, 1998. Separate financial statements of the Subsidiary Guarantors are not presented because the guarantors are jointly, severally, and unconditionally liable under the guarantees, and the Company believes separate financial statements and other disclosures regarding the Subsidiary Guarantors are not material to investors.

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

                                             OSHKOSH TRUCK CORPORATION
                                    Condensed Consolidating Statement of Income
                                       Fiscal Year Ended September 30, 1999
                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries      Eliminations    Consolidated
                                                                              (In thousands)
Net sales................................      $  410,197      $  767,441      $        --        $  (12,684)     $ 1,164,954
Cost of sales............................         359,299         644,958               --           (12,684)         991,573
                                               ----------      ----------      -----------        -----------     -----------
Gross income.............................          50,898         122,483               --                --          173,381
Operating expenses:
    Selling, general and administrative..          41,100          44,567              329                --           85,996
    Amortization of goodwill and other
          intangibles....................              --          11,172               --                --           11,172
                                               ----------      ----------      -----------        ----------      -----------
Total operating expenses.................          41,100          55,739              329                --           97,168
                                               ----------      ----------      -----------        ----------      -----------
Operating income (loss)..................           9,798          66,744             (329)               --           76,213
Other income (expense):
    Interest expense.....................         (24,817)         (8,227)              --             6,300          (26,744)
    Interest income......................             282           6,725               53            (6,300)             760
    Miscellaneous, net...................              95             205              430                --              730
                                               ----------      ----------      -----------        ----------      -----------
                                                  (24,440)         (1,297)             483                --          (25,254)
                                               ----------      ----------      -----------        ----------      -----------
Income (loss) before income taxes, equity
    in earnings of subsidiaries and
    unconsolidated partnership and
    extraordinary item...................         (14,642)         65,447              154                --           50,959
Provision (credit) for income taxes......          (5,706)         26,961               58                --           21,313
                                               ----------      ----------      -----------        ----------      -----------
                                                   (8,936)         38,486               96                --           29,646
Equity in earnings of subsidiaries and
    unconsolidated partnership, net of
    income taxes.........................          40,127              --            1,545           (40,127)           1,545
                                               ----------      ----------      -----------        ----------      -----------
Income before extraordinary item.........          31,191          38,486            1,641           (40,127)          31,191
Extraordinary charge for early retirement
    of debt, net of income tax benefit...             (60)             --               --                --              (60)
                                               ----------      ----------      -----------        ----------      -----------
Net income...............................      $   31,131      $   38,486      $     1,641        $  (40,127)     $    31,131
                                               ==========      ==========      ===========        ==========      ===========

                                             OSHKOSH TRUCK CORPORATION
                                    Condensed Consolidating Statement of Income
                                       Fiscal Year Ended September 30, 1998
                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries      Eliminations    Consolidated
                                                                              (In thousands)
Net sales................................      $  393,720      $  509,072      $        --        $       --      $   902,792
Cost of sales............................         350,139         426,617               --                --          776,756
                                               ----------      ----------      -----------        ----------      -----------
Gross income.............................          43,581          82,455               --                --          126,036
Operating expenses:
    Selling, general and administrative..          37,861          31,117               23                --           69,001
    Amortization of goodwill and other
          intangibles....................              --           8,315               --                --            8,315
                                               ----------      ----------      -----------        ----------      -----------
Total operating expenses.................          37,861          39,432               23                --           77,316
                                               ----------      ----------      -----------        ----------      -----------
Operating income (loss)..................           5,720          43,023              (23)               --           48,720
Other income (expense):
    Interest expense.....................         (16,878)         (7,195)            (180)            2,763          (21,490)
    Interest income......................             418           3,248              423            (2,763)           1,326
    Miscellaneous, net...................             (96)             18              170                --               92
                                               ----------      ----------      -----------        ----------      -----------
                                                  (16,556)         (3,929)             413                --          (20,072)
                                               ----------      ----------      -----------        ----------      -----------
Income (loss) before income taxes, equity
    in earnings of subsidiaries and
    unconsolidated partnership and
    extraordinary item...................         (10,836)         39,094              390                --           28,648
Provision (credit) for income taxes......          (4,075)         16,578              152                --           12,655
                                               ----------      ----------      -----------        ----------      -----------
                                                   (6,761)         22,516              238                --           15,993
Equity in earnings of subsidiaries and
    unconsolidated partnership, net of
    income taxes.........................          23,014              --              260           (23,014)             260
                                               ----------      ----------      -----------        ----------      -----------
Income before extraordinary item.........          16,253          22,516              498           (23,014)          16,253
Extraordinary charge for early retirement
    of debt, net of income tax benefit...          (1,185)             --               --                --           (1,185)
                                               ----------      ----------      -----------        ----------      -----------
Net income...............................      $   15,068      $   22,516      $       498        $  (23,014)     $    15,068
                                               ==========      ==========      ===========        ==========      ===========

                                             OSHKOSH TRUCK CORPORATION
                                       Condensed Consolidating Balance Sheet
                                                September 30, 1999
                                                                Subsidiary     Non-Guarantor
                                                  Company       Guarantors     Subsidiaries      Eliminations    Consolidated
                                                                              (In thousands)
Assets
Current assets:
    Cash and cash equivalents..............      $   3,698      $    1,337      $     102        $         --    $      5,137
    Receivables, net.......................         49,311          43,837             38                  --          93,186
    Inventories............................         49,988         148,458             --                  --         198,446
    Prepaid expenses and other.............          7,609           7,695          4,217                  --          19,521
                                                 ---------      ----------      ---------        ------------    ------------
       Total current assets................        110,606         201,327          4,357                  --         316,290
Investment in and advances to:
    Subsidiaries...........................        357,575          (7,590)            --            (349,985)             --
    Unconsolidated partnership.............             --              --         12,335                  --          12,335
Other long-term assets.....................         11,902           8,899             52                  --          20,853
Net property, plant and equipment..........         22,803          61,188             --                  --          83,991
Goodwill and other intangible assets, net..             --         319,821             --                  --         319,821
                                                 ---------      ----------      ---------        ------------    ------------
Total assets...............................      $ 502,886      $  583,645      $  16,744        $   (349,985)   $    753,290
                                                 =========      ==========      =========        =============   ============

Liabilities and Shareholders' Equity
Current liabilities:
    Accounts payable.......................      $  34,261      $   50,234      $     232        $         --    $     84,727
    Floor plan notes payable...............             --          26,616             --                  --          26,616
    Customer advances......................          1,669          66,695             --                  --          68,364
    Payroll-related obligations............          9,172          15,532             30                  --          24,734
    Accrued warranty.......................          6,785           7,838             --                  --          14,623
    Other current liabilities..............         17,940          19,894         10,628                  --          48,462
    Revolving credit facility and current
        maturities of long-term debt.......          5,000             259             --                  --           5,259
                                                 ---------      ----------      ---------        ------------    ------------
           Total current liabilities.......         74,827         187,068         10,890                  --         272,785
Long-term debt.............................        253,000           2,289             --                  --         255,289
Deferred income taxes......................         (5,407)         36,228         13,444                  --          44,265
Other long-term liabilities ...............         17,586             485             --                  --          18,071
Investment by and advances from (to)
    Parent.................................             --         357,575         (7,590)           (349,985)             --
Shareholders' equity.......................        162,880              --             --                  --         162,880
                                                 ---------      ----------      ---------        ------------    ------------
Total liabilities and shareholders' equity.      $ 502,886      $  583,645      $  16,744        $   (349,985)   $    753,290
                                                 =========      ==========      =========        =============   ============

                                             OSHKOSH TRUCK CORPORATION
                                       Condensed Consolidating Balance Sheet
                                                September 30, 1998
                                                                Subsidiary     Non-Guarantor
                                                  Company       Guarantors     Subsidiaries      Eliminations    Consolidated
                                                                              (In thousands)
Assets
Current assets:
    Cash and cash equivalents..............      $   1,065      $      979      $   1,578        $         --    $      3,622
    Receivables, net.......................         41,009          39,863            110                  --          80,982
    Inventories............................         47,191         102,000             --                  --         149,191
    Prepaid expenses and other.............          9,059           5,099          1,891                  --          16,049
                                                 ---------      ----------      ---------        ------------    ------------
       Total current assets................         98,324         147,941          3,579                  --         249,844
Investment in and advances to:
    Subsidiaries...........................        363,189          (4,585)            --            (358,604)             --
    Unconsolidated partnership.............             --              --         13,496                  --          13,496
Other long-term assets.....................          9,276           4,960            (38)                 --          14,198
Net property, plant and equipment..........         23,789          57,047             --                  --          80,836
Goodwill and other intangible assets, net..          1,108         325,557             --                  --         326,665
                                                 ---------      ----------      ---------        ------------    ------------
Total assets...............................      $ 495,686      $  530,920      $  17,037        $   (358,604)   $    685,039
                                                 =========      ==========      =========        =============   ============

Liabilities and Shareholders' Equity
Current liabilities:
    Accounts payable.......................      $  30,843      $   34,294      $      34        $         --    $     65,171
    Floor plan notes payable...............             --          11,645             --                  --          11,645
    Customer advances......................          1,689          43,226             --                  --          44,915
    Payroll-related obligations............          8,749          15,348             27                  --          24,124
    Accrued warranty.......................          5,689          10,198             --                  --          15,887
    Other current liabilities..............         23,710          15,037          4,751                  --          43,498
    Revolving credit facility and current
        maturities of long-term debt.......          3,216             251             --                  --           3,467
                                                 ---------      ----------      ---------        ------------    ------------
           Total current liabilities.......         73,896         129,999          4,812                  --         208,707
Long-term debt.............................        274,784           2,553             --                  --         277,337
Deferred income taxes......................         (2,394)         33,416         16,810                  --          47,832
Other long-term liabilities ...............         18,104           1,763             --                  --          19,867
Investment by and advances from (to)
    Parent.................................             --         363,189         (4,585)           (358,604)             --
Shareholders' equity.......................        131,296              --             --                  --         131,296
                                                 ---------      ----------      ---------        ------------    ------------
Total liabilities and shareholders' equity.      $ 495,686      $  530,920      $  17,037        $   (358,604)   $    685,039
                                                 =========      ==========      =========        =============   ============

                                             OSHKOSH TRUCK CORPORATION
                                  Condensed Consolidating Statement of Cash Flows
                                       Fiscal Year Ended September 30, 1999
                                                               Subsidiary      Non-Guarantor
                                                   Company     Guarantors      Subsidiaries      Eliminations    Consolidated
                                                                              (In thousands)
Operating activities:
    Income before extraordinary item........      $  31,191     $  38,486       $    1,641         $(40,127)      $   31,191
    Non-cash adjustments....................          4,005        18,491           (5,143)              --           17,353
    Changes in operating assets and
        liabilities.........................        (11,739)        3,893           (1,650)              --           (9,496)
                                                  ----------    ---------       -----------        --------       -----------
    Net cash provided from (used for)
        operating activities................         23,457        60,870           (5,152)         (40,127)          39,048

Investing activities:
    Investments in and advances to
        subsidiaries........................          5,992       (46,231)             112           40,127               --
    Additions to property, plant and
        equipment...........................         (3,481)       (9,658)              --               --          (13,139)
    Other...................................           (542)       (4,367)           3,564               --           (1,345)
                                                  ----------    ---------       ----------         --------       -----------
    Net cash provided from (used for)
        investing activities................          1,969       (60,256)           3,676           40,127          (14,484)

Financing activities:
    Net repayments under
        revolving credit facility...........         (1,000)           --               --               --           (1,000)
    Repayments of long-term debt............        (19,000)         (256)              --               --          (19,256)
    Dividends paid..........................         (4,226)           --               --               --           (4,226)
    Other...................................          1,433            --               --               --            1,433
                                                  ---------     ---------       ----------         --------       ----------
    Net cash used for  financing activities.        (22,793)         (256)              --               --          (23,049)
                                                  ----------    ----------      ----------         --------       -----------
Increase (decrease) in cash and cash
    equivalents.............................          2,633           358           (1,476)              --            1,515
Cash and cash equivalents at beginning of
    year....................................          1,065           979            1,578               --            3,622
                                                  ---------     ---------       ----------         --------       ----------
Cash and cash equivalents at end of year....      $   3,698     $   1,337       $      102         $     --       $    5,137
                                                  =========     =========       ==========         ========       ==========

                                             OSHKOSH TRUCK CORPORATION
                                  Condensed Consolidating Statement of Cash Flows
                                       Fiscal Year Ended September 30, 1998
                                                                Subsidiary     Non-Guarantor
                                                   Company      Guarantors     Subsidiaries      Eliminations    Consolidated
                                                                              (In thousands)
Operating activities:
    Income before extraordinary item........      $  16,253      $  22,516      $      498         $(23,014)      $   16,253
    Non-cash adjustments....................          9,707         14,293          (3,156)              --           20,844
    Changes in operating assets and
        liabilities.........................         40,800          4,533          (2,489)              --           42,844
                                                  ---------      ---------      -----------        --------       ----------
    Net cash provided from (used for)
        operating activities................         66,760         41,342          (5,147)         (23,014)          79,941

Investing activities:
    Acquisitions of businesses, net of
        cash acquired.......................       (229,876)        (3,563)         12,295               --         (221,144)
    Investments in and advances to
        subsidiaries........................         10,250        (28,181)         (5,083)          23,014               --
    Additions to property, plant and
        equipment...........................         (2,583)        (5,972)             --               --           (8,555)
    Other...................................          4,176         (2,607)           (487)              --            1,082
                                                  ---------      ---------      -----------        --------       ----------
    Net cash provided from (used for)
        investing activities................       (218,033)       (40,323)          6,725           23,014         (228,617)

Net cash used for discontinued
    operations..............................         (1,093)            --              --               --           (1,093)

Financing activities:
    Net borrowings under revolving credit
        facility............................          6,000             --              --               --            6,000
    Proceeds from issuance of long-term
        debt................................        325,000             --              --               --          325,000
    Repayments of long-term debt............       (188,000)           (49)             --               --         (188,049)
    Debt issuance costs.....................         (8,641)            --              --               --           (8,641)
    Dividends paid..........................         (4,176)            --              --               --           (4,176)
    Other...................................             38             --              --               --               38
                                                  ---------      ---------      ----------         --------       ----------
    Net cash provided from (used for)
        financing activities................        130,221            (49)             --               --          130,172
                                                  ---------      ----------     ----------         --------       ----------
Increase (decrease) in cash and cash
    equivalents.............................        (22,145)           970           1,578               --          (19,597)
Cash and cash equivalents at beginning of
    year....................................         23,210              9              --               --           23,219
                                                  ---------      ---------      ----------         --------       ----------
Cash and cash equivalents at end of year....      $   1,065      $     979      $    1,578         $     --       $    3,622
                                                  =========      =========      ==========         ========       ==========

15. Subsequent Events

      On November 1, 1999, the Company acquired the manufacturing assets of Kewaunee Engineering Corporation ("Kewaunee") for approximately $6,250 in cash plus the assumption of certain liabilities aggregating $2,300. Kewaunee is a fabricator of heavy-steel components such as cranes and aerial devices. The acquisition was financed from borrowings under the Company's Senior Credit Facility.

      The acquisition will be accounted for using the purchase method of accounting and, accordingly, the operating results of Kewaunee will be included in the Company's consolidated statements of income beginning November 1, 1999. The purchase price, including acquisition costs, approximated the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date.

      Had the acquisition occurred on October 1, 1998 or 1997, there would have been no material pro forma impact on the Company's consolidated net sales, net income or earnings per share in fiscal 1999 or 1998.

      On November 24, 1999, the Company completed the offer and sale of 3,795,000 shares of its Common Stock at $26.00 per share. Proceeds from the offering, net of underwriting discounts and commissions, totaled $93,736 with $93,500 used to repay indebtedness under the Company's Senior Credit Facility (see Note 4). Assuming that the net proceeds to the Company from the offering were used to repay term debt as of October 1, 1998, earnings per share before extraordinary item and earnings per share before extraordinary item assuming dilution for fiscal 1999 would have been $2.15 and $2.11, respectively, and the corresponding weighted average shares outstanding for the purposes of these computations would have been 16,522,141 and 16,846,854, respectively.

FINANCIAL HIGHLIGHTS

Selected Historical Consolidated Financial Data Fiscal years ended September 30, (Dollars in thousands, except per share amounts)


                                                          1999          1998(4)          1997           1996(5)           1995
                                                          ----          ----             ----           ----              ----
Net sales.......................................       $1,164,954       $902,792       $683,234         $413,455        $438,557
Operating income (loss).........................           76,213         48,720         28,785          (3,601)          19,293
Income (loss) from continuing operations........           31,191         16,253         10,006            (241)          11,637
     Per share assuming dilution................             2.39           1.27           0.78           (0.02)            0.87
Discontinued operations(1)......................              ---            ---            ---          (2,859)         (2,421)
     Per share assuming dilution(1).............              ---            ---            ---           (0.21)          (0.18)
Net income (loss) (2)...........................           31,131         15,068         10,006          (3,100)           9,216
     Per share assuming dilution (2)............             2.39           1.18           0.78           (0.23)            0.69
Dividends per share:
     Class A Common Stock.......................             .292           .290           .290             .290            .290
     Common Stock...............................             .336           .333           .333             .333            .333
Total assets....................................          753,290        685,039        420,394          435,161         200,916
Expenditures for property, plant and equipment..           13,139          8,555          6,263            5,355           5,347
Depreciation....................................           11,985         10,383          9,600            8,627           8,409
Amortization of goodwill and other intangible
      assets....................................           11,172          8,315          4,470              171             ---
Net working capital.............................           43,505         41,137         50,113           67,469          91,777
Long-term debt (including current maturities)(3)          260,548        280,804        135,000          157,882             ---
Shareholders' equity(3).........................          162,880        131,296        120,900          121,602         113,413
Book value per share(3).........................            12.70          10.39           9.70             9.39            9.88
Backlog.........................................          487,000        377,000        361,000          433,000         350,000

(1)On June 2, 1995, the Company sold certain assets of its motor home, bus and van chassis business for consideration which included cash of $23,815 and the assumption of certain liabilities by the purchaser. This disposition has been accounted for as a discontinued operation and, accordingly, income statement data reflects the business sold as a discontinued operation in fiscal 1995. In fiscal 1996, the Company incurred after-tax charges of $1,600 arising from the write-off of receivables and other obligations related to the Company's former chassis joint venture in Mexico and incurred additional warranty and other related costs of $1,259 with respect to the Company's former U.S. chassis business.

(2)Includes an after-tax extraordinary charge of $60 ($0.00 per share) in 1999 and $1,185 ($0.09 per share) in 1998 related to early retirement of debt.

(3)On  November 24,  1999,  the Company  prepaid  $93,500 of term debt under its
Senior Credit  Facility from proceeds of the sale of 3,795,000  shares of Common
Stock.  See  Notes  4 and 15 to  Notes  to  Consolidated  Financial  Statements.
Long-term debt,  shareholders'  equity and book value per share at September 30,
1999 on a pro forma basis  adjusted  for the  issuance of  additional  shares of
Common Stock,  the write-off of deferred  financing  costs of $937 net of income tax benefit of $356, or $581 and the prepayment of debt were $167,048,  $255,610 and $15.37, respectively.

(4)On February 26, 1998, the Company acquired for cash all of the issued and outstanding capital stock of McNeilus Companies, Inc. and entered into related non-compete and ancillary agreements for $217,851. See Note 3 to Notes to Consolidated Financial Statements.

(5)On September 18, 1996, the Company acquired for cash all of the issued and outstanding capital stock of Pierce Manufacturing Inc. for $156,926.


Dividends and Common Stock Price*

It is the Company's intention to declare and pay dividends on a regular basis. However, the payment of future dividends is at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements, the Company's general financial condition, general business conditions and other factors. When the Company pays dividends, it pays a dividend on each share of Common Stock equal to 115% of the amount paid on each share of Class A Common Stock. The agreements governing the Company's subordinated debt and bank debt restrict its ability to pay dividends on Common Stock and Class A Common Stock. For fiscal 2000, the terms of its Senior Credit Facility generally limit the aggregate amount of all dividends the Company may pay on its common equity during that period to an amount equal to $5 million plus 5% of consolidated net income.

The Company's Common Stock is quoted on the Nasdaq National Market. As of September 30, 1999, there were 864 holders of record of the Company's Common Stock and 108 holders of record of the Company's Class A Common Stock. The following table sets forth prices reflecting actual sales as reported on the Nasdaq National Market, as adjusted to reflect the three-for-two split of the Company's Common Stock effected on August 19, 1999.

                                         Fiscal 1999           Fiscal 1998
            Quarter Ended              High        Low       High       Low
    September......................   $38.50     $22.75     $18.83    $12.33
    June...........................    33.58      19.33      17.42     12.67
    March..........................    25.50      20.83      13.33     11.58
    December.......................    23.33      14.50      14.17      9.92

*There is no established public trading market for Class A Common Stock.